Form 20-F
period 2000-12-31
WESTLINKS RESOURCES LTD
filed 2001-06-18
CIK 1116377

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

FORM 20-F

                                                                     (Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
or
[X]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended December 31, 2000.
Or
[ ]	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from ---------- to ---------- .
Commission file number 333-39826

WESTLINKS RESOURCES LTD.

(Exact Name of Registrant as Specified in Its Charter)

Alberta, Canada

(Jurisdiction of Incorporation or Organization)

Suite 700, 703 - 6 Avenue S.W.

Calgary, Alberta, Canada

T2P 0T9

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of Each Exchange On Which Registered
Common Shares	Canadian Venture Exchange
NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, without par value at December 31, 2000: 4,595,139

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 [X]

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not applicable

ITEM 2. Offer Statistics and Expected Timetable

Not applicable

ITEM 3. Key Information - Selected Financial Data

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents a summary of our consolidated statement of operations derived from our financial statements, adjusted to conform with U.S. GAAP. The operations for 1997 represent the period from the April 1, 1997 commencement of operations to December 31, 1997. The data should be read with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes included elsewhere in this prospectus.

Consolidated statements of operations data:

	Year ended December 31,
	2000	2000	1999	1998	1997
	(In thousands, except per share data)
Net revenue	US$ 9,014	$ 13,390	$ 2,073	$ 1,690	$ 1,055
Gross profit	6,301	9,360	1,288	837	616
Operating expenses	2,713	4,030	782	849	439
Exploration expenses	0	0	3	4	35
General and administrative expenses	936	1,391	862	420	176
Interest	560	833	132	185	74
Depreciation and depletion	3,025	4,493	842	805	352
Income (loss) from operations	1,779	2,642	(548)	(572)	(21)
Net income (loss)	US$ 1,569	$ 2,331	$ (49)	$ 254	$ 193
Net income (loss) per share	US$ 0.35	$ 0.53	$ (0.02)	$ 0.11	$ 0.20

The following table indicates a summary of our consolidated balance sheets as of December 31, 1998 and 1999 and 2000. The monetary amounts in the table are expressed in Canadian dollars.

Consolidated balance sheet data:

	December 31,
	2000	2000	1999	1998
	(In thousands)
Cash and short term investments	US$ 1	$ 1	$ 42	$ 74
Accounts receivable and prepaids	1,609	2,505	685	231
Capital assets	12,583	18,868	7,017	3,622
Total assets	15,095	22,634	7,744	4,168
Total stockholders’ equity	5,120	7,677	3,978	2,772

Exchange Rate Information

We publish our consolidated financial statements in Canadian dollars. In this annual report, except where otherwise indicated, all dollar amounts are stated in Canadian dollars. References to "$" or "C$" are to Canadian dollars and references to "US$" are to U.S. dollars. The following table sets forth for each period indicated the period end exchange rates for conversion of U.S. dollars to Canadian dollars, the average exchange rates on the last day of each month during such period and the high and low exchange rates during such period. These rates are based on the noon buying rate in New York City, expressed in U.S. dollars, for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rates are presented as Canadian dollars per $1.00. On December 31, 2000, the noon buying rate was US$1.00 equals C$1.4995 and the inverse noon buying rate was C$1.00 equals US$0.6669.

	2000	1999	1998	1997
End of period	0.6669	0.6918	0.6538	0.6996
Average for the period	0.6732	0.6691	0.6693	0.7207
High during the period	0.6969	0.6935	0.7124	0.7497
Low during the period	0.6410	0.6464	0.6311	0.6938
	Month ending
	Dec 00	Nov 00	Oct 00	Sept 00	Aug 00	July 00
High during the period	0.6634	0.6552	0.6687	0.6783	0.6793	0.6707
Low during the period	0.6469	0.6410	0.6531	0.6636	0.6715	0.6694

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

Risks related to our industry and business

We have a working capital deficiency at December 31, 2000; our Credit facilities can be called at any time.

At December 31, 2000, we had a working capital deficiency of C$3,164,681, which means our current liabilities exceeded our current assets by that amount. Using the principles of U.S. GAAP, all of our long-term debt would be classified as a current liability resulting in a working capital deficiency of C$11,567,681. Our credit facilities are all on a demand basis and could be called for repayment at any time.

Our assets are highly leveraged.

We have incurred a high amount of debt relative to our assets. A decrease in the amount of our production or the price we receive for it could make it difficult for us to service our loan or may cause the bank that issued our loan to determine that our assets are insufficient security for our bank debt.

There is uncertainty about estimates used in this annual report and they may prove to be inaccurate, resulting in a reduction of our working capital.

This annual report contains estimates of future net cash flows from our oil and gas reserves, prepared by independent engineers, which are based upon the estimates of oil and gas reserves in the ground and the percentage of those reserves which can be recovered and produced with current technology. These estimates include assumptions as to the prices received for the sale of oil and gas. Any one or all of those estimates may be inaccurate, which could materially affect our estimate of future net cash flows. In addition, the cost of capital and operating expenses could be higher than estimated, resulting in a reduction in working capital and the need to raise additional capital.

Our operations are subject to numerous risks of crude oil and natural gas drilling and production activities.

Crude oil and natural gas drilling and production activities are subject to numerous risks, many of which are beyond our control. These risks include the following:

  that no commercially productive crude oil or natural gas reservoirs will be found;

  that crude oil and natural gas drilling and production activities may be shortened, delayed or canceled; and

  that our ability to develop, produce and market our reserves may be limited by:

  title problems,

  weather conditions,

  compliance with governmental requirements, and

  mechanical difficulties or shortages or delays in the delivery of drilling rigs and other equipment.

In the past, we have had difficulty securing drilling equipment in certain of our core areas. We cannot assure you that the new wells we drill will be productive or that we will recover all or any portion of our investment. Drilling for crude oil and natural gas may be unprofitable. Dry wells and wells that are productive but do not produce sufficient net revenues after drilling, operating and other costs are unprofitable. In addition, our properties may be susceptible to hydrocarbon draining from production by other operations on adjacent properties.

Our industry also experiences numerous operating risks. These operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, gas leaks, ruptures or discharges of toxic gases. If any of these industry operating risks occur, we could have substantial losses. Substantial losses also may result from injury or loss of life, severe damage to or destruction of property, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with industry practice, we maintain insurance against some, but not all, of the risks described above. We cannot assure you that our insurance will be adequate to cover losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

We operate in a highly competitive industry which may adversely affect our operations.

We operate in a highly competitive environment. Competition is particularly intense with respect to the acquisition of desirable undeveloped crude oil and natural gas properties. The principal competitive factors in the acquisition of such undeveloped crude oil and natural gas properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. We compete with major and independent crude oil and natural gas companies for properties and the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than ours.

The principal resources necessary for the exploration and production of crude oil and natural gas are leasehold prospects under which crude oil and natural gas reserves may be discovered, drilling rigs and related equipment to explore for such reserves and knowledgeable personnel to conduct all phases of crude oil and natural gas operations. We must compete for such resources with both major crude oil and natural gas companies and independent operators. Although we believe our current operating and financial resources are adequate to preclude any significant disruption of our operations in the immediate future we cannot assure you that such materials and resources will be available to us.

Our ability to replace production with new reserves is highly dependent on acquisitions or successful development and exploration activities.

The rate of production from crude oil and natural gas properties declines as reserves are depleted. Our proved reserves will decline as reserves are produced unless we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves. Our future crude oil and natural gas production is therefore highly dependent upon our level of success in acquiring or finding additional reserves. We cannot assure you that our exploration and development activities will result in increases in reserves. Our operations may be curtailed, delayed or cancelled if we lack necessary capital and by other factors, such as title problems, weather, compliance with governmental regulations, mechanical problems or shortages or delays in the delivery of equipment. Our ability to continue to acquire producing properties or companies that own such properties assumes that major integrated oil companies and independent oil companies will continue to divest many of their crude oil and natural gas properties. We cannot assure you that such divestitures will continue or that we will be able to acquire such properties at acceptable prices or develop additional reserves in the future.

Crude oil and natural gas price declines and volatility could adversely affect our revenue, cash flows and profitability.

Our revenue, profitability and future rate of growth depend substantially upon prevailing prices for crude oil and natural gas. Crude oil and natural gas prices fluctuate and until recently have declined significantly. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. In 1998 and 1999, we reduced our capital expenditures budget because of lower crude oil and natural gas prices. In addition, we may have ceiling test write-downs when prices decline. Lower prices may also reduce the amount of crude oil and natural gas that we can produce economically.

We may enter into hedge agreements and other financial arrangements at various times to attempt to minimize the effect of crude oil and natural gas price fluctuations. We cannot assure you that such transactions will reduce risk or minimize the effect of any decline in crude oil or natural gas prices. Any substantial or extended decline in crude oil or natural gas prices would have a material adverse effect on our business and financial results. Hedging activities may limit the risk of declines in prices, but such arrangements may also limit additional revenues from price increases.

Lower crude oil and natural gas prices increase the risk of ceiling limitation write-downs.

We follow the successful efforts method of accounting for our oil and gas exploration and development costs. The initial acquisition costs of oil and gas properties and the costs of drilling and equipping development wells and successful exploratory wells are capitalized. The costs of exploration wells classified as unsuccessful are charged to expense. All other exploration expenditures, including geological and geophysical costs and annual rentals on exploratory acreage, are charged to expense as incurred. Under successful efforts accounting rules, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit" which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. If net capitalized costs of crude oil and natural gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a "ceiling limitation write-down." This charge does not impact cash flow from operating activities, but does reduce our stockholders' equity. The risk that we will be required to write down the carrying value of crude oil and natural gas properties increases when crude oil and natural gas prices are low or volatile. In 1997 and 2000, we recorded a write-down of $ 3.8 million and $0.5 million respectively, as a result of a downward adjustment to our proved reserves in Canada. We cannot assure you that we will not experience additional ceiling limitation write-downs in the future.

We may undertake acquisitions that could limit our ability to manage and maintain our business, result in adverse accounting treatment and are difficult to integrate into our business.

A component of future growth will depend on the ability to identify, negotiate, and acquire additional companies and assets that complement or expand existing operations. However we may be unable to complete any acquisitions, or any acquisitions we may complete may not enhance our business. Any acquisitions could subject us to a number of risks, including:

  diversion of management's attention;

  amortization of substantial goodwill, adversely affecting our reported results of operations;

  inability to retain the management, key personnel and other employees of the acquired business;

  inability to establish uniform standards, controls, procedures and policies;

  inability to retain the acquired company's customers;

  exposure to legal claims for activities of the acquired business prior to acquisition; and inability to integrate the acquired company and its employees into our organization effectively.

We may be subject to environmental liability claims that could result in significant costs to us.

We may be subject to claims for damages related to any impact that our operations have on the environment. An environmental claim could materially adversely affect our business because of the costs of defending against these types of lawsuits, the impact on senior management's time and the potential damage to our reputation. Our oil and gas operations are subject to government regulations and control. Failure to comply with applicable government rules could restrict our ability to engage in further oil and gas exploration and development opportunities.

Our revenue is subject to volatile oil and gas prices that could reduce our revenue and profitability.

The price we receive for oil and gas production is subject to significant volatility. Our revenue, cash flow and profitability are substantially dependent on prevailing prices for oil and gas. Historically oil and gas prices and markets have been volatile and they are likely to continue to be volatile in the future. Some factors that contribute to volatility include:

  political conditions in the Middle East, the former Soviet Union and other regions;

  domestic and foreign supplies of oil and gas;

  the level of consumer demand;

  weather conditions;

  domestic and foreign government regulations;

  the availability and prices of alternative fuels; and

  overall economic conditions.

To counter this volatility from time to time we may enter into agreements to receive fixed prices on its oil and gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, We will not benefit from such increases.

As a Canadian oil and gas company, we may be adversely affected by changes in the exchange rate between U.S. and Canadian dollars.

The price we receive for oil and gas production is expressed in U.S. dollars, which is the standard for the oil and gas industry worldwide. However, we pay operating expenses, drilling expenses and general overhead expenses in Canadian dollars. Changes to the exchange rate between U.S. and Canadian dollars can adversely affect us. When the value of the U.S. dollar increases, we receive higher revenue and when the value of the U.S. dollar declines, we receive lower revenue on the same amount of production sold at the same prices.

We depend on key personnel for critical management decisions and industry contacts but have no employment contracts or key person insurance.

We are dependent upon the continued services of our management team. We do not have employment contracts with any of these executives and do not carry key person insurance on their lives. The loss of the services of our executive officers, through incapacity or otherwise, could have a material adverse effect on our business and would require us to seek and retain other qualified personnel.

We have not paid dividends, do not intend to pay dividends in the foreseeable future and are currently restricted from paying dividends pursuant to the terms of our credit facility and Alberta corporate law.

We have not paid any cash dividends on our common stock and do not expect to pay any cash or other dividends in the foreseeable future. The terms of our current banking credit facility prohibit us from declaring and paying dividends except from assets that are in excess of the required amount of security under our credit facility, and Alberta corporate law prohibits the payment of dividends unless stated solvency tests are met.

Our stock is thinly traded and is subject to price volatility.

Trading volume in our common stock has historically been limited. Accordingly, the trading price of our common stock could be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, an imbalance of purchasers and sellers, or other factors.

ITEM 4. Information on the Company

BUSINESS

History

Westlinks was organized on June 30, 1998 by the statutory amalgamation of Temba Resources Ltd. and PTR Resources Ltd. under the laws of the Province of Alberta, Canada. An amalgamation is the consolidation of the two amalgamating companies, and is a continuation of both businesses. Our predecessor, Temba Resources Ltd., was incorporated in Alberta on July 31, 1996 and at the time of the amalgamation had acquired oil and gas production of approximately 27 barrels of oil per day and 106 thousand cubic feet of gas per day from 19 oil wells and one gas well. Immediately prior to the amalgamation which created Westlinks, Temba Resources amalgamated with its wholly owned subsidiary, Rainee Resources Ltd. Our predecessor, PTR Resources, was incorporated in Alberta on September 18, 1992 as 542275 Alberta Ltd.; changed its name to Ablevest Holdings Ltd. on June 14, 1993, and to PTR Resources on December 1, 1997. PTR Resources originally held a 2.5% working interest in mineral leases on 8.5 sections of land in Alberta.

Our Business

We are an operating oil and gas company that drills, acquires, operates and exploits crude oil and natural gas wells in our core areas in Western Canada. Our capital budget for 2001 of approximately $5.9 million, which is subject to available funds, includes amounts for drilling nine development wells in our core areas. The 2001 drilling is currently anticipated to be spent on wells drilled in the Sylvan Lake area, but each specific site and area is subject to the results of our analysis of seismic studies and the results of our previous drilling, and the development of new opportunities as the year progresses.

Glossary of Petroleum Industry Terms

The following definitions of certain terms used in the oil and gas industry will assist you in understanding our business:

"Developmental Wells" are wells drilled for oil or gas within a proven field for the purpose of completing the desired pattern of production;

"Infield and step-out wells" mean wells that have been drilled either in between or on the outside edge of other nearby producing wells;

"Non-operated property" means a well that is managed by a third party;

"Permeability" means the ability of a porous rock to transmit fluid through its pore spaces. A rock may be highly porous and yet be impermeable if it has no interconnecting pore network communication;

"Petrophysical data" means the rock parameters associated with a reservoir, including thickness, porosity, permeability;

"Porosity" means the ability of a rock to contain fluids. It is the volume of pore spaces between mineral grains, expressed as a percentage of the total rock volume;

"Reservoir" means a porous, permeable sedimentary rock structure or trap containing oil and/or gas;

"Spudding" means the commencement of the drilling of a well;

"Waterflood" means the injection of water into an oil reservoir in order to enhance production;

"Water injection well" means a well used to inject water into an oil reservoir in order to conduct a waterflood;

"Wildcat" means a well drilled in an area where oil and gas has not been previously found; and

"Working Interest" means the percent of production, before royalties, to which a party is entitled.

Business Strategy

We have an experienced management team that attempts to apply as many as possible of the following strategies to the search for oil and gas:

Low Risk Development Projects

We concentrate our efforts on oil and gas properties that offer opportunities for low risk development. Typical types of low risk developments are the drilling of infield and step-out wells, the installation of central facilities to handle higher production volumes and the completion of other productive zones within wells.

Consolidation of Adjacent Assets

We seek property acquisitions and development opportunities on lands that are in close proximity to our producing fields. These close-in acquisitions create the ability to reduce operating costs by consolidating facilities. Moreover, drilling costs are lower when wells are drilled as part of a multi-well program, due to reduced rig moving costs and other efficiencies.

Cost Effective Acquisitions

We seek to acquire oil and gas producing properties at prices that allow the base production for the property to pay the acquisition cost within a reasonable time frame. We attempt to avoid paying for unproven reserves in the purchase price.

Emphasis on Development Drilling

We concentrate our drilling activities on low risk development wells located in or near our established core production areas. This strategy helps to reduce risk and costs, and enables new wells to be put on production more quickly. We generally do not engage in high-risk exploratory or "wildcat" drilling.

Use of Seismic and Other Data in Site Selection

We use the analysis of seismic data, including three-dimensional seismic, whenever its use is appropriate for the geology and is cost effective, to further minimize drilling risk. We also use information from adjacent wells, including petrophysical data, production records and completion data to help reduce our risk and costs.

Selection of Properties

We select properties for acquisition and development where we believe we can become the operator and that we believe offer us the opportunity to reduce operating costs and maximize economies of scale, thereby improving operating profitability. We have used this strategy in development of our core areas in Central Alberta, an area of moderate drilling costs, multi-zone potential, year round accessibility and good gas plant and pipeline infrastructure.

Summary of Oil and Gas Operations

Capitalized costs at December 31, 1997, 1998, 1999 and 2000 relating to Westlinks’ oil and gas activities, expressed in Canadian dollars, are summarized as follows:
	2000	1999	1998	1997(1)
Property acquisition (net)	$ 8,220	$1,862	$ 244	$ 584
Exploration	$ —	$ —	$ —	$ —
Development	$ 6,446	$1,110	$ 33	$ 584

__________

(1) From commencement of activities on April 1, 1997.

Properties

Westlinks’ current oil and gas operations and activities are focused in three core areas, plus some minor properties in a non-core area, described below. In accordance with the standard practice in the Canadian oil and gas industry, the working interests described below are the percentage ownership of the oil and gas production before payment of royalties.

Bigoray Area, Alberta

Westlinks sold all of its Bigoray assets on November 15, 2000 for cash consideration of $4,494,500, effective October 1, 2000. Proceeds from the sale were principally used to reduce our bank debt.

Mitsue Area, Alberta

The Mitsue property, consisting of a 94% working interest in 9,920 acres of land, including three producing oil wells, was acquired by Westlinks in February, 2000. We are the operator of this property. The Mitsue property is located in Northern Alberta, about 125 miles northwest of the city of Edmonton. The property is located in a forested area on Government owned lands. Light, 43 degree API, sweet crude oil is produced from the Devonian Gilwood sand formation at a depth of about 5,600 feet, which is up to 30 feet thick. Oil production has averaged approximately 90 barrels of oil per day.

The property is adjacent to a large Gilwood sand unit that is operated by a major oil company. Westlinks’ oil is produced through flow lines to facilities operated by the unit, and then pipelined to Edmonton. Westlinks acquisition in Mitsue was for the Gilwood sand formation only and the vendor retains the rights to other formations. There are a number of suspended wells on the Mitsue property, which we can elect to retain or return to the vendor. Wells we elect to keep can be re-worked, but Westlinks will be responsible for the costs of abandoning the wells it elects to keep. The property also has a large inventory of good quality oilfield equipment which Westlinks has the right to salvage for sale or use in development at Mitsue or elsewhere. Westlinks has identified two suspended Gilwood sand oil wells that can be re-equipped for production. A reservoir study is being undertaken to help plan development for the area. Development options include the re-activation of shut in wells, waterflood modifications and the drilling of additional wells.

Sounding Lake Area, Alberta

The Sounding Lake area is located in East Central Alberta. Oil production from the Sounding Lake area is taken from Cretaceous aged sandstone reservoirs known as the Dina, Cummings and the General Petroleum encountered at depths of about 2,800 feet or less. In 1998 we acquired a non-operated working interest averaging about 20% in a Dina sand pool with oil pay thickness of up to 20 feet at Sounding Lake consisting of 1,270 acres and about 35 producing wells. In May, 2000, Westlinks acquired, effective January 1, 2000, working interests of about 36% in this pool as well as working interests averaging about 91% in 21 producing oil wells. We are the operator of the newly acquired assets in Sounding Lake. The oil gravity averages about 30 degrees API. The area is primarily farm land and there is well developed infrastructure in place. Westlinks’ current oil production from the area is over 750 barrels per day and gross land interests total about 6,400 acres. Potential development for the area consists of the consolidation of facilities, the implementation of a waterflood, and the drilling of additional wells.

The portion of the Sounding Lake assets purchased in 2000 had a purchase price of $11.9 million, which was financed by loans from a group of unaffiliated investors, plus some bank financing and working capital.

Sylvan Lake Area, Alberta

The Sylvan Lake property is located in Central Alberta, about 15 miles west of the City of Red Deer. Westlinks has a working interest of 94% in four producing oil wells and a saltwater disposal well on about 2,080 acres. The property is located in an area of mixed farming and can be accessed year-round. Heavy crude oil of 16 degree API is produced from the Mississippian Pekisko formation. The producing zone is up to 120 feet thick. Good infrastructure is in place, including roads, electricity, and producing facilities. Westlinks acquired the Sylvan Lake property in September 1999.

Since acquiring the property we have modified the facilities and streamlined the operations to prepare for additional development. Westlinks has negotiated a farmin and option agreement on another 640 acres of land adjacent to its holdings. A farmin is an agreement to drill mineral rights owned or leased by another party, in which interests are earned by the party drilling the wells. Westlinks is currently finalizing interpretation of a three dimensional seismic survey that was recently shot over its land. Westlinks drilled and completed a development well in May 2000 that is producing at an average of 300 barrels of oil per day. We have drilled four more successful wells in Sylvan Lake, all of which are now producing. Westlinks has identified several additional drilling locations on its lands in Sylvan Lake.

Reserves and Present Value Summary

The estimated oil and natural gas reserves of Westlinks and the associated estimated present value of estimated future net cash flows have been evaluated in a report as of December 31, 2000 prepared by Sproule Associates Limited ("Sproule"), independent petroleum engineers of Calgary, Alberta.

The following table is based on the Sproule report that shows the estimated share of the remaining oil, natural gas and natural gas liquids attributable to Westlinks and the estimated present value of estimated future net cash flows for these reserves, using constant prices and costs. All estimates of present value of future net cash flows are stated after provision for capital expenditures required to generate such revenues but prior to provision for indirect costs such as general and administrative overhead, income taxes or interest expense. It should not be assumed that the estimated present values of future net cash flows are representative of the fair market value of the reserves. These recovery and reserve estimates of Westlinks’ interests in the described properties are estimates only; the actual reserves in the properties in which we have an interest may be more or less than those calculated. Assumptions and qualifications relating to costs, prices and other matters are summarized in the notes to the following table. The extent and character of the material information supplied by Westlinks including, but not limited to, ownership, well data, production, price, revenues, operating costs and contracts were relied upon by Sproule in preparing the report. In the absence of such information, Sproule relied upon their opinion of reasonable practice in the industry. The Sproule report may be examined at the office of Westlinks located at Suite 700, 703 - 6th Avenue S.W., Calgary, Alberta during normal business hours. All monetary amounts are expressed in Canadian dollars.

Westlinks Resources Ltd.

Estimated Petroleum and Natural Gas Reserves and Net Present Value

December 31, 2000
	Oil & NGL’s		Natural Gas
	Gross	Net	Gross	Net	NPV
	Mstb	Mtsb	MMcf	MMcf	0%	10%	15%
Proven Developed	1,611.6	1,402.4	713.0	519.0	35,616	26,835	24,117
Proved Developed Non-Producing	436.8	355.6	263.0	210.0	9,503	7,128	6,325
Proved Undeveloped	282.4	237.4	0.0	0.0	3,410	1,900	1,434
Total Proven	2,330.8	1,995.4	976.0	729.0	48,529	35,863	31,876

__________

Notes:

(1) Definitions:

"ARTC" means the Alberta Royalty Tax Credit.

"NGL" means natural gas liquids.

"Gross" means the total of Westlinks’ working interest share of reserves before deduction of Royalties.

"Mbbl" means thousands of barrels.

"Mmcf" means millions of cubic feet.

"Net" means gross reserves after deduction of Royalties. In order to estimate reserves after giving effect to the deduction of provincial royalties, certain assumptions must be made including forecasts of future prices and production. The net reserves are based on forecasts by Sproule Associates of these and other factors necessary to estimate provincial and other royalties.

"Oil" means crude oil.

"Proved oil and gas reserves" are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

"Proved developed oil and gas reserves" are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included. Only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"Royalties" means royalties paid to others. The royalties deducted from the reserves are based on the percentage royalties calculated by applying the applicable royalty rate or formula. In the case of Crown (the federal or provincial governments in Canada) sliding scale royalties which are dependent on selling price, the price forecasts for the individual properties in question have been employed.

"Sales Gas" means natural gas which is produced for commercial sale.

(2) The commodity prices used in the Sproule report are based on actual field prices obtained at December 31, 2000, with that price being held unescalated throughout the term of the report. A summary of the constant prices used by Area at December 31, 2000, are shown below in Canadian dollars.
Area	Oil	Gas
	$/bbl	$/mcf
Altares	-	9.69
Mitsue	39.70	9.18
Sounding Lake East	35.64	-
Sounding Lake North	34.69	10.20
Sounding Lake West	37.33	10.76
Sylvan Lake	34.86	-

Historical Reserves

The following table sets out Westlinks’ proved oil and gas reserves at December 31, 2000, 1999, 1998 and 1997 respectively. The amounts for December 31, 2000 are based upon a report prepared for Westlinks by Sproule at December 31, 2000. The monetary amounts are expressed in Canadian dollars. The reserve numbers for December 31, 1998 and 1997 were prepared internally by Westlinks, based upon reserve reports prepared at various dates by independent engineering firms and adjusted for actual production. Present value amounts are not available as it is not feasible to redo such calculations after the fact.
	December 31,
	2000	1999	1998	1997
Proved Producing Reserves: Oil and NGLs (thousands of barrels)	1,612	1,054	588	560
Gas (millions of cubic feet)	713	107	417	2,957
Proved Reserves: Oil (thousands of barrels)	2,331	1,539	604	560
Gas (millions of cubic feet)	976	617	417	5,873

Land Holdings

Westlinks has 1,920 acres of undrilled exploratory acreage in the Alderson Area of Alberta.

Production

The following table summarizes Westlinks’ working interest production during the periods indicated.
	Years ended December 31,
	2000	1999	1998	1997
Oil and NGL’s (MBbls)	410	93	86	79
Gas (MMcf)	63	61	220	58
Total (MBOE)	421	100	108	85
Average Production in BOEPD	1,150	274	296	233

Definitions:

"BOEPD" means barrels of oil equivalent produced per day.

"MBOE" means thousands of barrels of oil equivalent, meaning one barrel of oil or one barrel of natural gas liquids or ten mcf of natural gas.

"MBbls" means thousands of barrels, with respect to production of crude oil or natural gas liquids.

"MMcf" means millions of cubic feet, with respect to production of natural gas.

"NGL’s" means natural gas liquids, being those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Drilling

For the periods indicated, Westlinks has drilled or participated in the drilling and/or re-entry of eleven gross wells (9.53 net wells) as follows:
	Years ended December 31,
	2000	1999			1998	1997
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	9	8.26	0	0.00	0	0.00	0	0.00
Natural Gas	2	1.27	0	0.00	0	0.00	0	0.00
Abandoned	2	1.14	0	0.00	1	0.13	0	0.00
Total	13	10.67	0	0.00	1	0.13	0	0.00

__________

Notes:

(1) "Gross" wells means the number of whole wells.

(2) "Net" wells means Westlinks’ working interest in the gross wells.

Capital Expenditures

The following table summarizes the capital expenditures made by Westlinks during the periods indicated, expressed in Canadian dollars:
	Years ended December 31,
	2000	1999	1998	1997
	(In thousands)
Property acquisitions (net)	$ 8,220	$ 1,879	$ 244	$ 500
Drilling (exploration and development)	6,922	341	27	50
Facilities	56	728	4	—
Miscellaneous	156	24	2	34
Total	$ 15,354	$2,972	$ 277	$ 584

Oil and Gas Wells

The following table summarizes Westlinks’ interest in producing and non-producing oil and gas wells as at December 31, 2000:
	Producing Oil Wells		Producing Gas Wells		Non-Producing Oil and Gas Wells Capable of Production
ALBERTA & B.C.	Gross	Net	Gross	Net	Gross	Net
Altares	0	0.0	1	0.3	0	0.0
Mitsue	5	5.0	0	0.0	0	0.0
Sounding Lake East	9	8.9	0	0.0	0	0.0
Sounding Lake West	35	16.0	1	0.4	0	0.0
Sounding Lake North	8	6.5	0	0.0	4	3.4
Sylvan Lake	7	6.6	0	0.0	1	0.9
Total Wells	64	43.0	2	0.7	5	4.3

Employees

At January 8, 2001, we employed eight people in our head office. Field operations are managed by an independent contract operator.

Competition

The petroleum industry is highly competitive. Westlinks competes with numerous other participants in the acquisition of oil and gas leases and properties, and the recruitment of employees. Any company can make acquisitions and bid on provincial leases in Alberta. Competitors include oil companies that have greater financial resources, staff and facilities than those of Westlinks. Our ability to increase reserves in the future will depend not only on our ability to develop existing properties, but also on our ability to select and acquire suitable additional producing properties or prospects for drilling. We also compete with numerous other companies in the marketing of oil. Competitive factors in the distribution and marketing of oil include price and methods and reliability of delivery.

Office Facilities

Westlinks currently leases 6,518 square feet of office space at Suite 700, 703 - 6th Avenue S.W. in Calgary, Alberta in a lease that commenced September 1, 2000. The lease has a five-year term and the annual rental is $10.00 per square foot plus annual operating costs which is currently $7.27 per square foot.

Government Regulation in Canada

The oil and natural gas industry is subject to extensive controls and regulations governing its operations, including land tenure, exploration, development, production, refining, transportation and marketing, imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta and British Columbia, all of which should be carefully considered by investors in the Canadian oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Westlinks in a manner materially different from how they would affect other oil and gas companies of similar size operating in Western Canada. All current legislation is a matter of public record and Westlinks is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing — Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada, or NEB. Any oil export to be made pursuant to a contract of longer duration, to a maximum of 25 years, requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council. In addition, the prorationing of capacity on the interprovincial pipeline systems continues to limit oil exports.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to twenty years, in quantities of not more than 30,000 m3/day, must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration, up to a maximum of 25 years, or a larger quantity, requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of British Columbia and Alberta also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The North American Free Trade Agreement

The North American Free Trade Agreement, or NAFTA, entered into among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada — United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not:

• reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period);

                            • impose an export price higher than the domestic price; or

                            • disrupt normal channels of supply.

All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta Royalty Tax Credit or, ARTC program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per thousand cubic metres and 25% at prices at and above $210 per thousand cubic metres. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better-targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude Westlinks from being eligible for the ARTC program.

Crude oil and natural gas royalty holidays for specific wells and royalty reductions reduce the amount of Crown royalties paid by Westlinks to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act, or EPEA, which came into force on September 1, 1993. The EPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties for violations. Westlinks is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. Westlinks believes that it is in material compliance with applicable environmental laws and regulations. Westlinks also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

ITEM 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with the financial statements and other financial information included in this annual report. The statements that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "project", "will", "should" "could", "may", "predict" and similar expressions are intended to identify forward-looking statements. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference such as those discussed under "Risk factors" and elsewhere, include:

  fluctuations in worldwide prices of oil and natural gas and demand for oil and natural gas;
  fluctuations in levels of oil and gas exploration and development activities;
  the existence of competitors, technological changes and developments in the industry;
  the existence of operating risks and hazards inherent in the industry, such as blowouts, oil spills, fires, adverse weather, natural disasters, injury to third parties, oil spills and other environmental damages;
  the existence of regulatory uncertainties;
  possible insufficient liquidity to meet the Company’s expansion plans; and
  general economic conditions.

The following discussion is to inform you about our financial conditions, liquidity and capital resources as of December 31, 2000 and December 31, 1999 and the results of operations for the years ended December 31, 2000 and 1999. The information is expressed in Canadian dollars.

Year ended December 31, 2000 Compared to Year Ended December 31, 1999

Financial Condition, Liquidity and Capital Resources

At December 31, 2000, Westlinks’ working capital was a deficit of $3,164,681. Under U.S. GAAP the deficit would be $11,567,681 due to the reclassification of the long-term debt to current liabilities. At December 31, 2000 Westlinks had a revolving production loan with a Canadian bank. The production loan only requires the payment of interest and is reviewed annually to ensure Westlinks’ reserves are sufficient to support the loan. Under Canadian GAAP, because the bank has indicated that it does not require payment of the facility in the next 12 months, the loan is classified as long term.

Cash flow from operations was $5,875,500 for the year ended December 31, 2000 compared to $293,767 for the year ended December 31, 1999. The increase was largely due to an increase in net income to approximately $2.3 million and the increase in the non-cash depletion, depreciation and site restoration to $4.5 million.

During the year ended December 31, 2000 there was an increase in non-cash working capital of $3.2 million. The increase was the result of an increase in accounts payable and accrued liabilities of $5.0 million offset in part by an increase in accounts receivable of $1.8 million.

Financing Activities

Westlinks’ ability to maintain and grow its operating income and cash flow is dependent upon continued capital spending to replace depleting assets. Westlinks believes its future cash flow from operations, borrowing capacity and future equity issues should be sufficient to fund capital expenditures and to service debt. However, our ability to raise additional funds at all, or to do so on acceptable terms, depends largely on factors beyond our control, such as world prices for oil and gas, prevailing interest rates and general economic conditions.

Westlinks total debt was $8.4 million at December 31, 2000 and $2.6 million at December 31, 1999. In both periods the funds were used to acquire capital assets and in the year ended December 31, 2000 ten wells were drilled. At December 31, 2000, Westlinks had drawn $8.4 million on its $9.0 million revolving operating facility. The facility bears interest at the bank’s prime commercial lending rate plus one quarter of one percent.

During the year ended December 31, 2000, Westlinks had been technically in default under the covenants in the credit facility that require that the current asset ratio not fall below a ratio of one to one. At the time of the default the current asset ratio was 0.44. The bank had allowed Westlinks to draw down the credit facility, knowing that draw down would cause the technical default. This technical default was cured by the end of the third quarter from current cash flows and the repayment of US$1,500,000 loan.

During the year, Westlinks sold all of the assets in the Bigoray area in Alberta. At the close of the sale on November 15, 2000 the Company received proceeds of $4,494,500 which were principally used to reduce bank debt. In addition, the bank reduced the revolving operating facility from $12.5 million to $9.0 million.

During the year Westlinks borrowed US$1,500,000 from six non-affiliated private lenders. The loans bore interest of 12% per annum plus a US$50,000 setup fee. We also issued to the lenders warrants to purchase 150,000 shares at US$4.00 per share. The loans were repaid in full and all of the warrants were exercised on September 30, 2000.

During the year ended December 31, 2000, $415,000 was raised from the exercise of common stock options, and applied to our operating activities.

Effective November 1, 2000 Westlinks entered into a three year fixed price crude oil contract. In January 2001, the Company settled the fixed price contract eliminating the requirement to deliver set physical quantities of oil at fixed prices. Upon the cancellation of the contract the Company received approximately $1,680,000 which will be recognized over the terms of the contract.

Investing Activities

The timing of most of Westlinks’ capital expenditures is discretionary. Westlinks has no material long-term commitments associated with its capital expenditure plans or operating agreements. Consequently, Westlinks has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The level of capital expenditures will vary in future periods depending on the success we experience on planned drilling activities, oil and gas price conditions and other related economic factors.

Investing activities for the year ended December 31, 2000 amounted to $15,358,176 compared to $3,373,539 for the year ended December 31, 1999. The increase in 2000 was principally due to the Mitsue and Sounding Lake acquisitions, drilling three wells in Bigoray, and drilling seven wells in Sylvan Lake, and was partially offset by the Bigoray area disposition.

During the years ended 2000 and 1999 several non-core properties were disposed of for $5,764,570 and $796,800, respectively. Westlinks defines a "non-core property" as a property where management believes that opportunities to increase its value are limited and the property represents less than 20% of Westlinks’ total reserves. The funds received from the sales are typically used either for future acquisitions or the drilling of new wells consequently the impact on the results of operations and future liquidity is minimized.

Results of Operations

Gross revenue from oil and gas production was $16,700,151 for the year ended December 31, 2000 compared to $2,515,456 for the year ended December 31, 1999 which represents an increase 564%. The increase was due to the Sylvan Lake acquisitions made late in 1999 and the Mitsue and Sounding Lake acquisitions during the first half of 2000, offset in part by the property dispositions during 2000.

Oil revenues before royalties increased 586% in 2000 to $16,312,523 from $2,379,417 in 1999. This was due to increased volumes and higher prices. As a result of project acquisitions and drilling activities, oil production increased 339% from 93,487 in 1999 to 409,958 barrels in 2000. During 2000 we received an average price of $39.79 per barrel compared to $25.45 per barrel during 1999.

Gas revenues before royalties increased 185% in 2000 to $387,629 from $136,039 in 1999. The increase was largely due to higher gas prices. Total volumes increased from 61,068 thousand cubic feet to 62,988 thousand cubic feet. The average price realized during 2000 was $6.15 per mcf compared to $2.23 per mcf in 1999.

Total net royalties for the first nine months of 2000 and 1999 were $3,310,138 and $442,335 respectively. As a percentage of oil and gas revenues, royalties were 20% during 2000 compared to 18% for 1999. The increase was mainly due to our purchase of producing properties that are not eligible to receive Alberta Royalty Tax Credits. This credit significantly reduces the impact of provincial Crown royalties.

In the Province of Alberta, a producer of oil and natural gas is entitled to a credit against the royalties payable to the province by virtue of the Alberta Royalty Tax Credit, or ARTC, program. The ARTC rate is based on a price-sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per thousand cubic metres and 25% at prices at and above $210 per thousand cubic metres. The ARTC rate is applied to a maximum of $2,000,000 of Alberta provincial royalties payable for each producer or associated group of producers. Provincial royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price" as determined by the Alberta Department of Energy for the previous quarterly period.

Operating expenses increased 415% from $782,281 in 1999 to $4,029,703 in 2000. On a barrel of oil equivalent basis operating costs for 2000 and 1999 were $9.58 and $7.57, respectively. The overall increase was due to increased production from the recent acquisitions. Operating costs increased on a per barrel basis due to higher costs associated with the Mitsue and Sounding Lake acquisitions. The Company commonly experiences higher initial operating costs on acquisitions due to the fact that the prior owners of the properties, because they are selling the properties, do not provide the necessary ongoing repairs and maintenance. Once the properties are acquired, Westlinks will incur costs to make repairs, put the properties in good operating condition and optimize production. Upon the completion of these activities, operating costs on a per barrel basis should generally decrease.

General and administrative expenses increased 61% from $862,546 during 1999 to $1,391,297 in 2000. On a barrel of oil equivalent basis administrative costs decreased from $8.32 in 1999 to $3.31 in 2000. The increase in administrative costs was largely due to increasing salaries for the existing staff and the hiring of additional staff. The decrease in administrative costs, on a barrel of equivalent basis, resulted from increased volumes and our efforts to maintain our current staff level while increasing production.

Interest expense for 2000 was $833,342 compared to $131,872 in 1999. The increase was a result of increased debt outstanding. At the end of 2000, total debt outstanding was $8.4 million as compared to $2.6 million at the end of 1999.

Depletion and depreciation for the years ended 2000 and 1999 was $4,493,223 and $841,580 respectively. On a barrel of equivalent basis depletion and deprecation was $10.68 and $8.45. The increase reflects a higher cost base in our capital assets.

During the year ended Westlinks disposed of non-core oil and gas properties that resulted in a gain of $1,338,577 compared to a gain of $91,402 in the corresponding period in 1999.

Current and future income tax expense at December 31, 2000 was $1,316,171 and $333,634 respectively, compared to a future income tax recovery of $246,884 at December 31, 1999. The expenses were a result of the timing of deductions for accounting purposes and tax on petroleum and gas assets. The recovery in 1999 was attributable to loss carry forwards not previously recognized.

Subsequent Event – Acquisition of Big Horn Resources Ltd.

In April 2001, Westlinks entered into an agreement whereby Westlinks will make an offer (the "Offer") to acquire 100% of the common shares of Big Horn Resources Ltd. ("Big Horn") by way of a plan of arrangement. Approval of the Offer by the Board of Directors of Big Horn is subject to a fairness opinion. The Offer will be made on the basis that holders of Big Horn common shares shall be entitled to receive, in consideration for each pre-consolidated Big Horn common share, either

  0.1905 of a Westlinks common share (the "share offer"), or

  $0.22 cash and 0.74 of a Westlinks preferred share (the "cash offer").

The Westlinks preferred shares issued as consideration under the cash offer shall be redeemable by Westlinks at any time at a price of $0.85 per share, and will be redeemable by the holder at a price of $0.85 per share at any time following the first anniversary of issuance. The preferred shares will be non-transferable, non-voting and will not be entitled to dividends.

Big Horn currently has 28,122,191 common shares outstanding. On April 9, 2001, a resolution was passed to proceed with a share consolidation on a 1 to 3.5 basis. The share consolidation is subject to the approval of the Toronto Stock Exchange. The Offer is based on Big Horn’s pre-consolidated total of 28,122,191 common shares.

Westlinks has entered into an agreement with Eurogas, Inc., Big Horn’s controlling shareholder, whereby Eurogas will tender to the Offer its 10,075,500 shares of Big Horn common stock on the basis of the cash offer detailed above. The Offer is subject to regulatory approval and shall be made in accordance with all applicable securities laws, stock exchange rules, and corporation laws, and will be conditional on not less than 66 2/3% of the outstanding Big Horn common shares being tendered and not withdrawn or otherwise acquired by Westlinks.

If all shareholders elect the cash offer, a total of $6,186,882 in cash will be payable at closing and 20,810,421 shares of preferred stock issued with a redemption value of $17,688,858, for total consideration of $23,875,740.

If only Eurogas elects the cash offer and the remaining shareholders elect the share offer, $2,216,610 will be payable to Eurogas at closing and 7,455,870 shares of preferred stock issues with a redemption value of $6,337,490, for total cash consideration to Eurogas of $8,554,100. The remaining Big Horn shareholders would receive 3,437,895 shares of Westlinks common stock, or approximately 38% of the 9,033,034 shares outstanding following the acquisition.

The acquisition should immediately benefit Westlinks’ cash flow and earnings. On a combined basis the revenues for the calendar year 2000 would have been approximately $28,600,000, cash flow would have been approximately $12,800,000 and net income after tax would have been approximately $4,500,000. On a combined basis, the pro-forma balance sheet as of December 31, 2000 would show capital assets of $49,300,000 and shareholder equity of $31,150,000. Westlinks’ current production is primarily oil while Big Horn’s is balanced between oil and natural gas. Big Horn has approximately twenty locations, primarily focused on natural gas, which are scheduled for drilling in 2001. These prospects will complement the development plans of Westlinks. On a combined basis the company will be exiting the first quarter of 2001 at the rate of approximately 2,550 barrels of oil equivalent per day, with a 25% weighting to natural gas, based upon 6 to 1 conversion.

It is anticipated that Reg Greenslade, President and CEO of Big Horn, will become the President and CEO of the combined company. As part of the acquisition process, Westlinks' Board of Directors has elected John P. McGrain to the Board of Directors and have appointed him Chairman. His primary responsibility will be to assist in the combination of the two companies. They have also accepted the resignation of Mr. Peter Sekera, Director, President and Chief executive officer, Edward C. McFeely, Director, Executive Vice-President and Chief Operating Officer and Lynn Thurlow, CFO and have received notification that neither Mr. McFeely nor Mr. Sekera will stand for re-election to Westlinks' Board. It is anticipated that the slate for the combined Board will be composed of five members, two of whom will be from the existing Big Horn Board.

It is anticipated that the transaction will close in July 2001.

Subsequent Event – Appointment of Auditors

Effective February 16, 2001, Collins Barrow Chartered Accountants & Consultants resigned as auditors of the Corporation and KPMG LLP ("KPMG") were appointed auditors of the Corporation. There have been no reservations contained in the auditor’s reports on the annual financial statements of the Corporation for the two fiscal years immediately preceding the date of their resignation nor for any period subsequent to the most recently completed period for which an audit report was issued. There have been no "reportable events", as such term is used in National Policy Statement No. 31 of the Canadian Securities Administrators, in connection with Collins Barrow. The resignation of Collins Barrow and the appointment of KPMG, LLP have both been approved by the board of directors of the Corporation.

Subsequent Event – Employment Agreements

On April 10, 2001, Peter R. Sekera, President and Chief Executive Officer, and Edward C. McFeely, Executive Vice-President, Engineering, resigned their positions with the Corporation and received severance packages upon resignation. Mr. Sekera received a lump sum payment of $375,000, equal to two and one-half (2.5) times his most recent annual salary, and Mr. McFeely received a lump sum payment of $250,000, equal to two (2) times his most recent annual salary.

ITEM 6. Directors, Senior Management and Employees

The directors and executive officers of Westlinks as of December 31, 2000 were:

Name	Age	Position with Westlinks
Peter R. Sekera	46	Director, President and Chief Executive Officer
Edward C. McFeely	46	Director, Executive Vice-President and Chief Operating Officer
Thomas J. Jacobsen	65	Director and Vice-Chairman
H.S. (Scobey) Hartley	68	Director
Norman J. MacKenzie	55	Director
Norman W.G. Wallace	62	Director
Lynn W. Thurlow	46	Vice-President, Finance and Chief Financial Officer
Marcia L. Johnston	52	Corporate Secretary

Directors and executive officers appointed in 2001 following the resignations of Mr. Sekera, Mr. McFeely, Mr. Thurlow and Ms. Johnston are:
Name	Age	Position with Westlinks
John P. McGrain	55	Chairman, President and Interim Chief Executive Officer
Bruce A. Stewart	36	Vice-President, Finance, Chief Financial Officer and Corporate Secretary

Peter R. Sekera. Mr. Sekera has been our President, Chief Executive Officer and a director since Westlinks’ amalgamation on June 30, 1998 and was also Chief Executive Officer and a director of Westlinks’ predecessor, Temba Resources Ltd., from its incorporation in July 1996. During that time he has also held the offices of either Chairman or President, and has been President since October 1999. Prior to joining Westlinks, Mr. Sekera was a financial consultant to the oil industry from July, 1994 through June, 1996, and served as Manager, Planning and Development, of Wascana Energy Inc. from September, 1991 to July, 1994, and the Manager of Corporate Finance at the Toronto-Dominion Bank from September, 1981 to September, 1991. He earned a Bachelor of Science degree from the University of Waterloo in 1976, and received his certification under the Directors and Officers section of the Canadian Securities Institute. His 24 years of experience in the Canadian oil and gas industry encompasses oil and gas reserve evaluation and financial planning. In April 2001, Mr. Sekera resigned as Chief Executive Officer of Westlinks. He will remain as a director for the remainder of his term and will not stand for re-election to the Westlinks Board at the next annual meeting of shareholders.

Edward C. McFeely. Mr. McFeely has been a director of Westlinks since its amalgamation in June 1998. He served as Vice-President, Engineering from October 1998 to May 1999 and as Executive Vice-President, Engineering from October 1999 to October 2000. He is currently our Executive Vice-President and Chief Operating Officer. Mr. McFeely was an independent engineering consultant from July 1996 to October 1998, and his previous experience includes President and CEO of Prize Energy Inc. from December 1993 to June 1996. He received a Bachelor of Science degree in Petroleum Engineering from the University of Alberta in 1980 and is a Professional Engineer with a membership in the Association of Professional Engineers, Geologists and Geophysicists of Alberta. In April 2001, Mr. McFeely resigned as Executive Vice-President and Chief Operating Officer of Westlinks. He will remain as a director for the remainder of his term and will not stand for re-election to the Westlinks Board at the next annual meeting of shareholders.

Thomas J. Jacobsen. Mr. Jacobsen joined Westlinks as a director in February 1999, and was appointed Executive Vice-President, Operations in October 1999. In October 2000 he resigned from this position and was appointed the Vice-Chairman of the Board of Directors. He was also appointed President of a U.S. subsidiary to be created, Westlinks Inc. As President of Westlinks Inc., Mr. Jacobsen will review oil and gas opportunities in the United States. Through his company, Wells Gray Resort & Resources Ltd., Westlinks has also granted him a consulting contract through April 15, 2001; pursuant to which Mr. Jacobsen was be in charge of Westlinks’ drilling, completion and equipping projects. His more than 40 years of experience in the oil and gas industry in Alberta and Saskatchewan includes serving as the President and Chief Operating Officer of Americomm Resources Corporation since June 2001; President and Chief Executive Officer of Niaski Environmental Inc. from November, 1996 to February, 1999; President and Chief Executive Officer of International Pedco Energy Corporation from September, 1993 to February, 1996, and President of International Colin Energy Corporation from October, 1987 to June, 1993. Mr. Jacobsen currently serves as a director of Niaski Environmental Inc., a company listed on the Canadian Venture Exchange. Niaski has made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). The proposal has been approved by the creditors but has not yet been funded and completed.

H.S. (Scobey) Hartley. Mr. Hartley was appointed a director of Westlinks in May, 2000. He has been Chairman of Prism Petroleum Ltd. since January, 1997 and was formerly the President of Prism Petroleum Ltd. and a predecessor company from December, 1990 through December, 1996. Mr. Hartley has also served as the President of Faster Oilfield Services since June,

1995, and was the President of Cayenne Energy Corp. from 1990 through 1996. He received a Bachelor of Science degree in Geology from Texas Tech University in 1956.

Norman J. Mackenzie. Mr. Mackenzie was elected a director of Westlinks in May 2000. He has been Chairman of Raptor Capital Corporation since January 1998 and was President from December 1996 until January 1998. He has also been President of Normac Investments Inc. since 1989. Mr. Mackenzie has over 25 years experience in the domestic and international energy industry, including President of Sunningdale Oil (Abu Dhabi) Ltd.; President of Scarboro Resources Limited; Chairman of Braco Resources Ltd., and Co-Chairman of Scimitar Hydrocarbons Corp. He received a Bachelor of Arts degree in Politics and Law from the University of Cape Town in 1992.

Norman W.G. Wallace. Mr. Wallace was elected a director of Westlinks in May 2000. He has been the owner of Wallace Construction Specialties Ltd. since 1972. Mr. Wallace received a Bachelor of Commerce degree from the University of Saskatchewan in 1968.

Lynn W. Thurlow. Mr. Thurlow joined Westlinks as Vice-President, Finance and Chief Financial Officer in November 1999, after being retained as a financial consultant to Westlinks in October 1999. Previously he served as Vice-President, Finance and Chief Financial Officer of Telebackup Systems Inc. from March 1996 to June 1999; Vice-President, Finance and Chief Financial Officer of International Pedco Energy Corporation from 1993 to February 1996, and Controller of International Colin Energy Corporation from 1990 to 1993. Mr. Thurlow received a Bachelor of Commerce degree from the University of Alberta in 1979. He articled with Coopers and Lybrand Chartered Accountants and obtained his Chartered Accountant designation in 1983. Mr. Thurlow resigned from Westlinks in March 2001.

Marcia L. Johnston. Ms. Johnston was appointed Secretary of Westlinks in September 1999 and has served as our corporate counsel since February 1999. She has been a partner in the Calgary office of the national Canadian law firm of Gowling Lafleur Henderson LLP since April 2000 and previously was a partner of Johnston Robinson Clark Anderson and predecessor firms since 1986. She was admitted to the practice of law in the Province of Alberta in 1985 and in the State of Kansas in 1974. She earned a Bachelor of Arts degree in 1971 and Juris Doctor degree in 1973 from Washburn University. Ms. Johnston is also Secretary of Niaski Environmental Inc., a company listed on the Canadian Venture Exchange. Niaski Environmental Inc. has made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). The proposal has been approved by the creditors but has not yet been funded and completed. Ms. Johnston resigned as Secretary in February 2001.

John P. McGrain. Mr. Mcgrain was appointed Chairman and acting President in April 2001. Mr. McGrain has been Chairman and Interim Chief Executive Officer of Americomm Resources Corporation since June 2001 and served as Chairman and Chief Executive Officer of International Colin Energy from 1991 to 1994, and Chairman and Chief Executive Officer of Conversion Industries from 1984 to 1994. In 1997 Mr. McGrain filed for protection under personal bankruptcy Chapter 11 and was discharged in 1998. Since 1998 he has been a private investor. Mr. McGrain graduated from UCLA with a Bachelor of Arts degree in 1967.

Bruce A. Stewart Mr. Stewart joined Westlinks in April 2001 as Chief Financial Officer and Treasurer and was recently appointed Corporate Secretary of the Corporation. Prior to joining Westlinks, Mr. Stewart was Controller of VISTA Midstream Solutions Ltd., a privately held Midstream company specializing in gathering and processing of natural gas. He was Controller of Calahoo Petroleum Ltd., a junior oil and gas company listed on the Toronto Stock Exchange, from 1998 to 2000 and prior to that was employed by Novagas Canada Ltd., a NOVA Corporation subsidiary. Mr. Stewart received his Certified Management Accountant designation in 1991.

Board of Directors

Westlinks is authorized to have a board of at least three directors and no more than ten. We currently have six directors. Our directors are elected for a term of about one year, from annual meeting to annual meeting, or until an earlier resignation, death or removal. Each officer serves at the discretion of the board or until an earlier resignation or death. There are no family relationships among any of our directors or officers. Alberta corporate law requires that we have at least two independent outside directors who are not officers or employees of Westlinks.

Currently our directors do not receive any fees or remuneration for being directors of Westlinks, but we will reimburse actual and reasonable out of pocket expenses incurred for attending board and committee meetings. Directors are eligible to receive stock options granted by our board.

Committees of the Board of Directors

Westlinks’ Board of Directors currently has an audit committee, a compensation committee and an environmental and safety committee.

Audit Committee. Our audit committee consists of Mr. MacKenzie, Mr. Hartley and Mr. Sekera, two of whom are independent. The audit committee reviews in detail and recommends approval of the full board of our annual and quarterly financial statements; recommends approval of the remuneration of our auditors to the full board; reviews the scope of the audit procedures and the final audit report with the auditors, and reviews our overall accounting practices and procedures and internal controls with the auditors.

Compensation Committee. Our compensation committee consists of Mr. Hartley, Mr. Wallace and Mr. Sekera. The compensation committee recommends approval to the full board of the compensation of the Chief Executive Officer, the annual compensation budget for all other employees, bonuses, grants of stock options and any changes to our benefit plans.

Environmental and Safety Committee. Our environmental and safety committee consists of Mr. Wallace, Mr. MacKenzie and Mr. McFeely. The environmental and safety committee determines the scope and frequency of periodic reports to the board concerning environmental and safety issues in our operations.

Executive Compensation

The following table sets forth the remuneration of our Chief Executive Officer for the years indicated. All monetary amounts are in Canadian dollars.

Compensation Summary

				LONG-TERM COMPENSATION
				AWARDS		PAYOUTS
				Securities
				Under	Restricted
				Options/	Shares or
				SARs	Restricted	LTIP	All Other
Name and Principal		Salary	Bonus	Granted	Share	Payouts	Compensation
Position		($)	($)	(#)(1)	Units (%)	($)	($)
Peter R. Sekera	2000	$100,000	$130,000	105,000	—	—	—
President and CEO	1999	$ 74,000	$ 50,000	100,000	—	—	—
	1998	$ 72,000	—	80,000	—	—	—

Edward C. McFeely	2000	$ 86,000	$ 81,000	85,000	—	—	—
Executive Vice President	1999	$ 18,000	—	80,000	—	—	—
and COO (1)

Thomas J. Jacobsen	2000	$ 77,667	$121,000	85,000	—	—	—
Vice Chairman (1)	1999	$ 18,000	—	80,000	—	—	—

Lynn W. Thurlow	2000	$ 86,000	$ 54,000	75,000	—	—	—
CFO (2)

Notes:

(1) Became officer during 1999.

(2) Became CFO January 1, 2000.

Management Contracts

Westlinks has no management or employment contracts with its officers. Westlinks has entered into a consulting agreement with Wells Gray Resort & Resources Ltd. through April 13, 2001; under which Thomas J. Jacobsen will be in charge of Westlinks’ drilling, completion and equipping projects, for consulting fees of $8,333 per month.

Stock Options

Westlinks grants stock options from time to time to its directors, officers, key employees, and consultants. The terms and conditions of the options, in accordance with resolutions of our board of directors and the policies of the Canadian Venture Exchange, will not exceed a term of five years. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which our shares are listed for trading.

Ten percent of Westlinks shares of issued and outstanding common stock from time to time are reserved for issuance pursuant to stock options. The aggregate number of shares reserved for issuance under option grants, together with any other employee stock option plans, options for services and employee stock purchase plans, will not exceed ten percent of the issued and outstanding shares of common stock. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed five percent of the issued and outstanding shares of common stock.

If an optionee ceases to be eligible due to the loss of corporate office or employment for any reason other than death, the option terminates not later than 90 days after the loss of such corporate office; provided that in the event of termination of employment for cause, the board of directors may resolve that the option shall terminate on the date of such termination. Option agreements also provide that estates of deceased participants can exercise their options for a period not exceeding one year following death.

Stock Options Granted During the Most Recently Completed Financial Year

The following table discloses the grants of options to purchase or acquire shares of common stock to our executive officers during the fiscal year ended December 31, 2000. All monetary amounts are in Canadian dollars.

Option Grants During Fiscal Year Ended December 31, 2000

	Number of	% of Total
	Securities	Options		Unexercised
	Under	Granted to		options at
	Options	Employees in	Exercise	December 31,
	Granted	FY Ended	Price	2000	Expiration
Name	(#)	Dec. 31, 1999	($/share)	(#)	Date
Peter R. Sekera	105,000	18.3%	$ 6.15	105,000	May 29, 2005
Edward C. McFeely	85,000	14.8%	$ 6.15	85,000	May 29, 2005
Thomas J. Jacobsen	85,000	14.8%	$ 6.15	85,000	May 29, 2005
Lynn W. Thurlow	50,000	8.4%	$ 1.00	0	January 20, 2005
Lynn W. Thurlow	25,000	4.7%	$ 6.15	25,000	May 29, 2005

A total of 573,000 options were granted to employees by Westlinks during the fiscal year ended December 31, 2000.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth the aggregate of options exercised by our executive officers during the year ended December 31, 2000 and the December 31, 2000 year-end values for options granted to the executive officers. All monetary amounts are in Canadian dollars.

				Value of
				Unexercised
				in-the-Money Options
			Unexercised	at FY-End
			Options at FY-End	Exercisable/
	Securities	Aggregate Value	Exercisable/	Unexercisable ($)
Name	Exercised (#)	Realized ($)	Unexercisable (#)	(1)

Peter R. Sekera	100,000	$ 10,000	105,000	$ 152,250
Edward C. McFeely	80,000	$ 8,000	85,000	$ 123,250
Thomas J. Jacobson	80,000	$ 8,000	85,000	$ 123,250
Lynn W. Thurlow	50,000	$ 5,000	25,000	$ 36,250

(1) The closing price of our shares of common stock on the Canadian Venture Exchange on the last trading day in December, 2000 was $7.60.

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of January 8, 2001, by:

• each person who is known by Westlinks to beneficially own more than 5% of our outstanding common stock;

• each of our executive officers and directors; and

• all executive officers and directors as a group.

Shares of common stock not outstanding but deemed beneficially owned because an individual has the right to acquire the shares of common stock within 60 days are treated as outstanding when determining the amount and percentage of common stock owned by that individual and by all directors and executive officers as a group.

	Number of
	shares	Percentage
	beneficially	of shares
	owned	outstanding
Peter R. Sekera (1)(2)	672,100	11.79
Edward C. McFeely (1)(2)	758,680	13.36
Thomas J. Jacobsen (1)(2)	435,000	7.66
H.S. (Scobey) Hartley (1)(2)	21,500	0.38
Norman J. Mackenzie (1)(2)	20,000	0.36
Norman W.G. Wallace (1)(2)	20,000	0.36
Lynn W. Thurlow (1)(2)	60,000	1.07
Marcia L. Johnston (1)	0	0.00
All directors and executive officers as a group (eight persons)	1,987,280	33.48
John P. McGrain (1)(3)	463,800	8.29
Thomas S. Bamford (1)	347,300	6.21

__________

Notes:

(1) The address of each officer and director is Suite 700, 703 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 0T9. The address of Mr. McGrain is 1000 East Cordova, Pasadena, California 91106. The address of Mr. Bamford is #907, 727 - 6th Avenue S.W., Calgary, Alberta T2P 0V1.

(2) In the foregoing table, the common stock beneficially owned by:

• Mr. Sekera includes stock options to purchase 105,000 common shares at an exercise price of $6.15.

• Mr. McFeely includes stock options to purchase 85,000 common shares at an exercise price of $6.15, 102,500 shares held by his wife and 100,000 shares held by Cormorant Resources Ltd.

• Mr. Jacobsen includes stock options to purchase 85,000 common shares at an exercise price of $6.15, 60,000 shares held by his wife and children, as to which he disclaims beneficial ownership or control, and the balance of 290,000 shares are held by Wells Gray Resort & Resources Ltd.

• Mr. Hartley includes stock options to purchase 20,000 common shares at an exercise price of $6.15.

• Mr. Mackenzie consists of stock options to purchase 20,000 common shares at an exercise price of $6.15.

• Mr. Wallace consists of stock options to purchase 20,000 common shares at an exercise price of $6.15.

• Mr. Thurlow includes stock options to purchase 25,000 common shares at an exercise price of $6.15, and 10,000 shares held by his wife, as to which he disclaims beneficial ownership or control.

(3) In the foregoing table, the common stock beneficially owned by Mr. McGrain includes 92,500 shares held by Patrick Williams Advisors, of which Mr. McGrain is a 50% partner.

B.    Related Party Transactions

Interest of Management and Others in Certain Transactions

None of Westlinks’ directors or executive officers, nor any person who beneficially owns directly or indirectly or exercises control or direction over securities carrying more than 5% of the voting rights attaching to our shares of common stock, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction since the January 1, 1997 which has materially affected Westlinks, or in any proposed transaction which will materially affect Westlinks, except as follows:

Acquisition of 759795 Alberta Ltd.

In August, 1999, Westlinks acquired 759795 Alberta Ltd. from Wells Gray Resort & Resources Ltd. for cash consideration of $400,000. Wells Gray Resort & Resources Ltd. is wholly owned by Thomas J. Jacobsen. At the time of the acquisition, Mr. Jacobsen was an outside independent director of Westlinks. 759795 Alberta held all of the oil and gas interests and expertise of Wells Gray Resort & Resources Ltd., including the services of Thomas J. Jacobsen. 759795 Alberta also had the option to acquire any oil and gas acquisition offer made through Wells Gray Resort & Resources Ltd. At the time of the acquisition by Westlinks, there were several such outstanding offers, including the accepted offer for the Bigoray acquisition discussed above.

Private Placement

Between September 27 and December 16, 1999 we issued an aggregate of 1,175,000 shares of common stock at $1.00 per share as a private placement to 19 residents of Alberta, Canada. Our directors and officers and their spouses purchased 665,000 shares of common stock, being 57% of the private placement.

Loans to Officers and Directors

On February 16, 2000, Westlinks loaned an aggregate of $390,000 to its then officers and directors to exercise outstanding stock options at $1.00 per share. The loans were without interest, payable in full on or before December 31, 2000 and secured by the stock purchased with the proceeds. The loans have all been repaid. The following table sets out the names and positions with Westlinks of the borrowers, the amount of the loans and the number of shares purchased with the proceeds.

	Loan Amount	Financially Assisted
Name and Principal Position	($)	Securities Purchased
Peter R. Sekera	100,000	100,000 common shares
President and CEO and Director

Edward C. McFeely	80,000	80,000 common shares
Executive VP, Engineering and Director

Thomas J. Jacobsen	80,000	80,000 common shares
Executive VP, Operations and Director

Dale N. Fisher	20,000	20,000 common shares
Former Director

Thomas S. Bamford	20,000	20,000 common shares
Former Director

Lynn W. Thurlow	50,000	50,000 common shares
VP Finance

Marcia L. Johnston	40,000	40,000 common shares
Secretary

Private Stock Options

John P. McGrain, holder of over 5% of our outstanding common stock, was granted options by Westlinks’ officers and directors to purchase an aggregate of 500,000 shares of common stock at a price of US $1.50 per share. The options were granted March 15, 2000 and expired October 31, 2000. For administrative convenience, the shares underlying the options were transferred by the directors and officers into a holding company, 855710 Alberta Ltd., which granted the options to Mr. McGrain. Prior to October 31, 2000, Mr. McGrain had exercised all of the options to purchase 500,000 shares of common stock, of which he retains 371,300 shares. Upon successful completion of this offering, Westlinks directors and officers have verbally agreed to grant Mr. McGrain options to purchase an additional 500,000 shares of common stock, at an exercise price equal to the exercise price of the warrants issued under this prospectus.

Private Loan

On June 5, 2000, Westlinks borrowed US$1,500,000 from six private investors, including US$925,000 from Patrick Williams Advisors, a partnership, in which John P. McGrain is a 50% partner. The lenders received interest at the rate of 12% per annum. Westlinks also granted the lenders a set-up fee of US$50,000, of which Patrick Williams Advisors received US$30,833. Westlinks issued a total of 150,000 warrants to the lenders, including 92,500 warrants to Patrick Williams Advisors. On September 30, 2000, the loans were repaid in full and all of the warrants were exercised at the exercise price of US$4.00 per share.

Private Placement

During 2000 Westlinks purchased 2,500,000 shares of common stock of Raptor Capital Corporation plus warrants to purchase 1,250,000 Raptor shares at an exercise price of $0.15 per share, for aggregate consideration of $250,000. Norman J. Mackenzie, one of our directors, is Chairman of Raptor.

Consulting Agreement

Westlinks has entered into a Consulting Agreement with Wells Gray Resort & Resources Ltd. in October 2000 that ended in April 2001. Under the contract Thomas J. Jacobsen, the principal of Wells Gray Resort & Resources Ltd., was in charge of Westlinks’ drilling, completion and equipping projects, for consulting fees of $8,333 per month.

C.   Interests of Experts and Counsel

Not Applicable

ITEM 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

Pages F-1 to F-14.

B. Significant Changes

See "Management’s Discussion and Analysis of Financial Condition and Results of Operations: Subsequent Event – Take-Over Bid for Big Horn Resources."

ITEM 9. The Offer and Listing

A. Offer and Listing details

Not Applicable, except for Item 9A (4).

Price Range of Common Stock and Trading Markets

Our shares of common stock commenced trading on the Canadian Venture Exchange ("CVE") under the symbol "WLX" during the quarter ended September 30, 1998. Our shares of common stock traded on the National Quotation Bureau's pink sheets ("Pink Sheets") under the symbol "WLKSF" from April 26, 2000 to January 10, 2001 when the shares of common stock commenced trading under the NASDAQ SmallCap Market. The following table sets forth the bid prices, in Canadian and U.S. dollars, as reported by the CDNX and pink sheets, for the periods shown.

	Canadian Venture Exchange (Cdn. $’s)		Pink Sheets (U.S. $’s)
Five most recent full fiscal years:	High	Low	High	Low
Year ended December 31, 2000	7.80	4.45	4.61	3.41
Year ended December 31, 1999	1.05	0.41	n/a	n/a
Year ended December 31, 1998	0.65	0.21	n/a	n/a

Year ended December 31, 2000:
Quarter ended December 31, 2000	7.80	5.50	5.15	3.81
Quarter ended September 30, 2000	7.50	6.50	5.10	3.50
Quarter ended June 30, 2000	7.05	4.45	4.79	3.41
Quarter ended March 31, 2000	4.60	4.45	n/a	n/a

Year ended December 31, 1999:
Quarter ended December 31, 1999	1.05	0.58	n/a	n/a
Quarter ended September 30, 1999	1.18	0.41	n/a	n/a
Quarter ended June 30, 1999	1.70	0.70	n/a	n/a
Quarter ended March 31, 1999	1.50	0.50	n/a	n/a

Six most recent calendar months:
Month ended December 2000	7.80	6.25	-	-
Month ended November 2000	7.50	6.20	4.00	3.50
Month ended October 2000	6.90	5.50	3.50	3.50
Month ended September 2000	7.10	6.60	3.50	3.50
Month ended August 2000	7.35	6.90	4.65	3.25
Month ended July 2000	7.50	6.50	4.25	3.25

Plan of Distribution

Not Applicable

Markets

See Item 9.A

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

DESCRIPTION OF SECURITIES

The authorized capital stock of Westlinks consists of an unlimited number of shares of common stock and an unlimited number of shares of preferred stock without nominal or par value. The preferred stock may be issued in one or more series as determined by the board of directors.

Common Stock

Each holder of record of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote, except matters which are required to be voted on as a particular class or series of stock. Cumulative voting for directors is not permitted.

Holders of outstanding shares of common stock are entitled to those dividends declared by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up of the affairs of Westlinks, holders of common stock are entitled to receive, pro rata, the net assets of Westlinks available after provision has been made for the preferential rights of the holders of preferred stock. Holders of outstanding common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued shares of common stock, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of common stock may be issued in the future, the relative interests of the then existing stockholders may be diluted.

Normal Course Issuer Bid

In December, 1999, Westlinks filed a notice to purchase up to 195,782 of its shares of common stock through the facilities of the Canadian Venture Exchange and in accordance with the by-laws and rules of the Canadian Venture Exchange on or before December 16, 2000. No shares were purchased by Westlinks under this bid.

Preferred Stock

Our board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, unissued shares of preferred stock with such dividends, redemption, conversion and exchange provisions as may be provided by the board of directors with regard to such particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to those of the common stock.

The rights of the holders of common stock will be subject to and may be adversely affected by the rights of the holders of any preferred stock that we may issue in the future. Our issuance of a new series of preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, the outstanding shares of common stock of Westlinks and make removal of the board of directors more difficult. No shares of preferred stock are currently issued and outstanding and Westlinks has no current plans to issue any shares of preferred stock.

Warrants

Warrants entitle the holder to purchase one share of common stock at an stipulated price for a defined period of time. The warrants were issued under the terms of a warrant trust indenture between Westlinks and Montreal Trust Company of Canada, as trustee for the warrant holders. Westlinks has authorized and reserved for issuance the shares of common stock issuable on exercise of the warrants.

The warrant exercise price and the number of shares of common stock that may be purchased upon exercise of the warrants are subject to adjustment in the event of:

• a stock dividend on the common stock;

• a subdivision of the common stock;

• a split of the common stock;

• a reorganization of the common stock

• a merger of Westlinks with or into another corporation; or

• a sale of common stock at a price which is discounted greater than 10% to the market price at the time the company approves the sale.

Westlinks must have on file a current registration statement with the SEC pertaining to the common stock underlying the warrants for a holder to exercise the warrants. In the absence of an exemption, shares of common stock underlying the warrants must also be registered or qualified for sale under the securities laws of the states in which the warrant holders reside. We intend to use our best efforts to keep the registration statement presently underlying the warrants current. If the registration statement is not kept current, or if the common stock underlying the warrants is not registered or qualified for sale in the state in which a warrantholder resides, the warrants may not be exercised.

The warrants do not confer upon the warrant holder any voting or other rights of a stockholder of Westlinks.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, in either Canada or the United States, or even the perception that such sales could occur, could adversely affect the market price for our common stock and could impair our future ability to raise capital through an offering of our equity securities.

We have outstanding 5,595,139 shares of common stock, assuming no exercise of outstanding warrants and options. Of these shares 1,150,000 are freely tradeable, in Canada, without restrictions imposed by applicable securities laws.

All of our officers and directors have agreed not to sell, transfer, offer or otherwise dispose of, directly or indirectly, 1,537,280 of their shares until July 10. 2001. Subject to this agreement, 4,555,139 shares of the 4,595,139 shares of our common stock outstanding are freely tradable in Canada.

The 1,000,000 shares of common stock issuable upon the exercise of the warrant, which are immediately exercisable, may be resold in the United States and Canada by persons other than our affiliates immediately upon issuance. Up to 200,000 shares of common stock issuable at any time between January 10, 2002 and January 10, 2006 upon the exercise of the underwriters’ warrants have been registered under the Securities Act and upon their exercise will be eligible for immediate resale in the United States and Canada.

We intend to register the shares of our common stock issuable pursuant to our stock option plan. There are currently outstanding under the plan options to purchase 430,500 shares, all of which would be eligible for immediate resale in Canada, and in the United States by persons who are not affiliates of Westlinks.

Our affiliates may reoffer and resell shares of our common stock in Canada, in accordance with the foregoing, provided that such shares are offered and sold by them pursuant to Rule 903 of Regulation S under the Securities Act and that at the time the CDNX continues to be the principal market for our common stock.

B.    Memorandum and Articles of Association

Westlinks is incorporated in Canada (corporation number 207913385). The Articles of Amalgamation and by-laws provide no restrictions as to the nature of the business operations of Westlinks.

The governing legislation requires a director to inform the Company, at a meeting of the Board of Directors, of any interest in a material contract or proposed material contract with the Company. No director may vote in respect of any such contract made by them with the Company or in any such contract in which they are interested, and such director shall not be counted for purposes of determining a quorum. However, these provisions do not apply to (i) an arrangement by way of security for money lent to or obligations undertaken by them: (ii) a contract relating primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate: (iii) a contract for indemnity or insurance of the director as allowed under the governing legislation: or (iv) a contract with an affiliate.

The Board of Directors may exercise all powers of the Company to borrow or raise money, and to give guarantees, and to mortgage or charge its properties and assets, and to issue debentures, debenture stock and other securities, outright or as security for any debt, liability or obligation of the Company or any third party.

There are no age limit requirements regarding retirement of directors and there is no minimum share ownership required for a director’s election to the board.

Westlinks is authorized to issue an unlimited number of common and preferred shares. See "Item 10 A Share Capital." The shareholders have no rights to share in Westlinks’ profits, are subject to no redemption or sinking fund provisions, have no liability for further capital calls and are not subject to any discrimination due to number of shares owned.

By not more than 50 days or less than seven days in advance of a dividend, the board may establish a record date for the determination of the persons entitled to such dividend. Any dividend unclaimed after a period of six years from the record date shall be forfeited and revert to Westlinks.

All directors are elected at each annual meeting of Westlinks and cumulative voting is not permitted.

The rights of common shareholders can be changed at any time in a shareholder meeting where the modifications are approved by 66 2/3% of the shareholders represented by proxy or in person at the meeting.

All common shareholders are entitled to vote at annual or special meetings of shareholders, provided that they were shareholders as of the record date. The record date for shareholder meetings may precede the meeting date by no more than 50 days and not less than 21 days, providing that notice by way of advertisement is given to shareholders at least seven days before such record date. Notice of the time and place of meetings of shareholders may not be less than 21 or greater than 50 days prior to the date of the meeting.

There are no:

  limitations on share ownership,

  provisions of the Articles of Amalgamation or by-laws that would have the effect of delaying, deferring or preventing a change of control of Westlinks,

  by-law provisions that govern the ownership threshold above which shareholder ownership must be disclosed, and conditions imposed by the Articles of Amalgamation or by-laws governing changes in capital, but the governing legislation requires any changes to the terms of share capital be approved at a meeting of the shareholders affected by the change by 66 2/3% of the shareholders represented by proxy or in person at such meeting.

C. Material Contracts

None

D. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our subordinate voting shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our articles of incorporation or our other charter documents on the right of a non-resident to hold or vote subordinate voting shares, other than as provided by the "Investment Canada Act", the "North American Free Trade Agreement Implementation Act (Canada)" and the "World Trade Organization Agreement Implementation Act."

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

E. Taxation

United States Taxation

The information set forth below is a summary of the material U.S. federal income tax consequences of the ownership and disposition of common stock by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth deals only with U.S. Holders that will hold common stock as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, and who do not at any time own individually, nor are treated as owning 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks, tax-exempt entities, insurance companies, persons holding subordinate voting shares as part of a hedging or conversion transaction or as part of a "straddle," U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies and holders whose "functional currency" is not the U.S. dollar. This summary does not address estate and gift tax consequences or tax consequences under any foreign, state or local laws other than as provided in the section entitled "Canadian Federal Income Tax Considerations" provided below.

As used in this section, the term "U.S. Holder" means:

  an individual citizen or resident of the United States;

  a corporation created or organized under the laws of the United States or any state thereof including the District of Columbia;

  an estate the income of which is subject to United States federal income taxation regardless of its source;

  a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust; or

  a partnership to the extent the interests therein are owned by any of the persons described in clauses (a), (b), (c) or (d) above.

Holders of common stock who are not U.S. Holders, sometimes referred to as "Non-U.S. Holders", should also consult their own tax advisors, particularly as to the applicability of any tax treaty.

The following discussion is based upon:

  the Internal Revenue Code;

  U.S. judicial decisions;

  administrative pronouncements;

  existing and proposed Treasury regulations; and

  the Canada/ U.S. Income Tax Treaty.

Any of the above is subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the U.S. Internal Revenue Service will not disagree with or challenge any of the conclusions we have reached and describe here.

HOLDERS OF COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE, LOCAL AND APPLICABLE FOREIGN TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON STOCK.

Dividends

Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a U.S. Holder exceeds such holder's allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

The gross amount of distributions paid in Canadian dollars, or any successor or other foreign currency, will be included in the income of such U.S. Holder in a dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars, or any successor or other foreign currency, are converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian dollars as distributions. If, instead, the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss. Any amounts recognized as dividends will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. A U.S. Holder will have a basis in any Canadian dollars distributed equal to their dollar value on the payment date.

A Non-U.S. Holder of common stock generally will not be subject to U.S. federal income or withholding tax on dividends received on common stock unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange

A U.S. Holder's initial tax basis in the common stock will generally be cost to the holder. A U.S. Holder's adjusted tax basis in the common stock will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading "Dividends." Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of common stock will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the common stock and the amount realized on the disposition. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

  the holder's holding period for the common stock, with a preferential rate available for common stock held for more than one year; and

  the holder's marginal tax rate for ordinary income.

Any gain realized will generally be treated as U.S. source gain and loss realized by a U.S. Holder generally also will be treated as from sources within the United States.

The ability of a U.S. Holder to utilize foreign taxes as a credit to offset U.S. taxes is subject to complex limitations and conditions. The consequences of the separate limitation calculation will depend upon the nature and sources of each U.S. Holder's income and the deductions allocable thereto. Alternatively, a U.S. Holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not subject to the same conditions and limitations applicable to foreign tax credits.

If a U.S. Holder receives any foreign currency on the sale of common stock, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of common stock and the date the sale proceeds are converted into U.S. dollars.

A Non-U.S. Holder of common stock generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such common stock unless:

  such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; or

  in the case of any gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

Personal Holding Company

We could be classified as a personal holding company for U.S. federal income tax purposes if both of the following tests are satisfied:

  if at any time during the last half of our taxable year, five or fewer individuals own or are deemed to own more than 50% of the total value of our shares; and

  we receive 60% or more of our U.S. related gross income from specified passive sources, such as royalty payments.

A personal holding company is taxed on a portion of its undistributed U.S. source income, including specific types of foreign source income which are connected with the conduct of a U.S. trade or business, to the extent this income is not distributed to shareholders. We do not believe we are a personal holding company presently and we do not expect to become one. However, we cannot assure you that we will not qualify as a personal holding company in the future.

Foreign Personal Holding Company

We could be classified as a foreign personal holding company if in any taxable year both of the following tests are satisfied:

  five or fewer individuals who are United States citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our shares entitled to vote or the total value of our shares; and

  at least 60%, 50% in some cases, of our gross income, as adjusted, consists of "foreign personal holding company income", which generally includes passive income such as dividends, interests, gains from the sale or exchange of shares or securities, rent and royalties.

If we are classified as a foreign personal holding company and if you hold shares in us, you may have to include in your gross income as a dividend your pro rata portion of our undistributed foreign personal holding company income. If you dispose of your shares prior to such date, you will not be subject to tax under these rules. We do not believe we are a foreign personal holding company presently and we do not expect to become one. However, we cannot assure you that we will not qualify as a foreign personal holding company in the future.

Passive Foreign Investment Company

We believe that our common stock should not currently be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations and composition and valuation of our assets. In general, we will be a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds our subordinate voting shares, either:

  at least 75% of our gross income for the taxable year is passive income; or

  at least 50% of the average value of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income includes income such as:

  dividends;

  interest;

  rents or royalties, other than certain rents or royalties derived from the active conduct of trade or business;

  annuities; or

  gains from assets that produce passive income.

If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income.

If we are treated as a passive foreign investment company, a U.S. Holder that did not make a qualified electing fund election or, if available, a mark-to-market election, as described below, would be subject to special rules with respect to:

  any gain realized on the sale or other disposition of common stock; and

  any "excess distribution" by us to the U.S. Holder.

Generally, "excess distributions" are any distributions to the U.S. Holder in respect of the subordinate voting shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the common stock during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the common stock.

Under the passive foreign investment company rules,

  the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the common stock;

  the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;

  the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and

  the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

A U.S. Holder owning actually or constructively "marketable stock" of a passive foreign investment company may be able to avoid the imposition of the passive foreign investment company tax rules described above by making a mark-to-market election. Generally, pursuant to this election, such holder would include in ordinary income, for each taxable year during which such stock is held, an amount equal to the increase in value of the stock, which increase will be determined by reference to the value of such stock at the end of the current taxable year compared with their value as of the end of the prior taxable year. Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

In the case of a U.S. Holder who does not make a mark-to-market election, the special passive foreign investment company tax rules described above will not apply to such U.S. Holder if the U.S. Holder makes an election to have us treated as a qualified electing fund and we provide certain required information to holders. For a U.S. Holder to make a qualified electing fund election, we would have to satisfy certain reporting requirements. We have not determined whether we will undertake the necessary measures to be able to satisfy such requirements in the event that we were treated as a passive foreign investment company.

A U.S. Holder that makes a qualified electing fund election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain, at ordinary income and capital gains rates, respectively, for each of our taxable years, regardless of whether or not distributions were received. The U.S. Holder's basis in the common stock will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common stock and will not be taxed again as a distribution to the U.S. Holder. U.S. Holders desiring to make a qualified electing fund election should consult their tax advisors with respect to the advisability of making such election.

United States Backup Withholding and Information Reporting

A U.S. Holder will generally be subject to information reporting with respect to dividends paid on, or proceeds of the sale or other disposition of, our subordinate voting shares, unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding at a rate of 31% with respect to the proceeds from the sale or the disposition of, or with respect to dividends on, common stock unless the U.S. Holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability or refundable to the extent that it exceeds such liability. A U.S Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

Non-U.S. Holders will generally be subject to information reporting and possible backup withholding with respect to the proceeds of the sale or other disposition of common stock effected within the United States, unless the holder certifies to its foreign status or otherwise establishes an exemption if the broker does not have actual knowledge that the holder is a U.S. holder. A payor within the United States will be required to withhold 31% of any payments of dividends on or proceeds from the sale of common stock within the United States to a non-exempt U.S. or Non-U.S. Holder if such holder fails to provide appropriate certification. In the case of such payments by a payor within the United States to a foreign partnership other than a foreign partnership that qualifies as a "withholding foreign partnership" within the meaning of such Treasury regulations, the partners of such partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax considerations generally applicable to a U.S. person who holds common stock and who, for the purposes of the Income Tax Act (Canada), or the "ITA", and the Canada-United States Income Tax Convention (1980), or the "Convention," as applicable and at all relevant times:

  is resident in the United States and not resident in Canada;

  holds the common stock as capital property;

  does not have a "permanent establishment" or "fixed base" in Canada, as defined in the Convention; and

  deals at arm's length with us. Special rules, which are not discussed below, may apply to "financial institutions", as defined in the ITA, and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

This discussion is based on the current provisions of the ITA and the Convention and on the regulations promulgated under the ITA, all specific proposals to amend the ITA or the regulations promulgated under the ITA announced by or on behalf of the Canadian Minister of Finance prior to the date of this Annual Report and the current published administrative practices of the Canada Customs and Revenue Agency, or the Agency. It does not otherwise take into account or anticipate any changes in law or administrative practice nor any income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the Canadian federal income tax consequences described in this document.

Under the ITA and the Convention, dividends paid or credited, or deemed to be paid or credited, on the common stock to a U.S. person who owns less than 10% of the voting shares will be subject to Canadian withholding tax at the rate of 15% of the gross amount of those dividends or deemed dividends. If a U.S. person is a corporation and owns 10% or more of the voting shares, the rate is reduced from 15% to 5%. As described above and subject to specified limitations, a U.S. person may be entitled to credit against U.S. federal income tax liability for the amount of tax withheld by Canada.

Under the Convention, dividends paid to specified religious, scientific, charitable and similar tax exempt organizations and specified organizations that are resident and exempt from tax in the United States and that have complied with specified administrative procedures are exempt from this Canadian withholding tax.

A capital gain realized by a U.S. person on a disposition or deemed disposition of the common stock will not be subject to tax under the ITA unless the common stock constitute taxable Canadian property within the meaning of the ITA at the time of the disposition or deemed disposition. In general, the common stock will not be "taxable Canadian property" to a U.S. person if they are listed on a prescribed stock exchange, which includes The Toronto Stock Exchange, unless, at any time within the five-year period immediately preceding the dispositions, the U.S. person, persons with whom the U.S. person did not deal at arm's length, or the U.S. person together with those persons, owned or had an interest in or a right to acquire more than 25% of any class or series of our shares.

If the common stock are taxable Canadian property to a U.S. person, any capital gain realized on a disposition or deemed disposition of those common stock will generally be exempt from tax under the ITA by virtue of the Convention if the value of the common stock at the time of the disposition or deemed disposition is not derived principally from real property, as defined by the Convention, situated in Canada. The determination as to whether Canadian tax would be applicable on a disposition or deemed disposition of the common stock must be made at the time of the disposition or deemed disposition.

HOLDERS OF COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON STOCK.

F. Dividends and Paying Agents

Not Applicable

G. Statement by Experts

Not Applicable

H. Documents on Display

Any statement in this registration statement about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit, the contract or document is deemed to modify the description contained in this registration statement. You must review the exhibits themselves for a complete description of the contract or document.

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report on Form 20-F and the exhibits thereto, may inspected and be copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not required to make filings with the Commission by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the Commission's web site at http://www.sec.gov.

WE ARE REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. REPORTS AND OTHER INFORMATION FILED BY US WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC'S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE. AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

I. Subsidiary Information

Not Applicable

Item 11. Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risk from changes in currency exchange rates and interest rates. As a Canadian oil and gas company, we may be adversely affected by changes in the exchange rate between U.S. and Canadian dollars. The price we receive for oil and gas production is expressed in U.S. dollars, which is the standard for the oil and gas industry world-wide. However, we pay our operating expenses, drilling expenses and general overhead expenses in Canadian dollars. Changes to the exchange rate between U.S. and Canadian dollars can adversely affect us. When the value of the U.S. dollar increases, we receive higher revenue and when the value of the U.S. dollar declines, we receive lower revenue on the same amount of production sold at the same prices.

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2000, we had $8,403,000 of indebtedness bearing interest at floating rates.

We will regularly assess our exposure and monitor opportunities to manage these risks. Effective November 1, 2000 Westlinks entered into a three year fixed price crude oil contract. Subsequent to year-end we terminated the contract for consideration of approximately $1.7 million. We have not entered into foreign currency hedging transactions, and do not anticipate doing so in the future.

Item 12. Description of Securities Other Than Equity Securities.

Not Applicable

Part II

Item 13. Defaults, Dividends Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The Consolidated Financial Statements of Westlinks are attached as follows:

Auditors’ report to the shareholders                                                                                                                                                  F-1

Westlinks Resources Ltd. Financial Statements as of and for the year ended December 31, 2000, 1999 and 1998              F-2 through F-14

Item 19. Exhibits

Financial Statements

(b) Exhibit List

Number Exhibit
1.1	Form of Underwriting Agreement.
2.1

Amalgamation Agreement dated May 27, 1998 between Temba Resources Ltd. and PTR Resources Ltd. pursuant to which the Registrant was amalgamated under the Business Corporations Act (Alberta) on June 30, 1998.

2.2	Letter Agreement dated August 12, 1999 pursuant to which the Registrant acquired all of the issued and outstanding shares of 759795 Alberta Ltd.
2.3	Notice of Intention to File a Normal Course Issuer Bid.
3.1	Certificate of Amalgamation and attached Articles of Amalgamation of the Registrant dated and filed June 30, 1998.
3.2	By-laws of the Registrant.
4.1	Form of Warrant Trust Indenture between the Registrant and Montreal Trust Company of Canada providing for the issuance of the Warrants. 38
4.2	Form of Warrant Agreement between the Registrant and the Representatives providing for the issuance of the Underwriters' Warrants.
10.1	Credit Facility Letter Agreement between the Alberta Treasury Branches and the Registrant as Borrower dated April 19, 2000.
10.2	Promissory Notes dated June 5, 2000 granted by Westlinks to each of Glenn Russell, Patrick Williams Advisors, William J. Gordica, F. Jack Wright, Lawrence W. Underwood and Sapphire Capital Inc.
10.3	Purchase and Sale Agreement dated April 6, 2000 between Sabre Exploration Ltd. and the Registrant.
10.4	Purchase and Sale Agreement dated October 1, 2000 between the Registrant and Compton Petroleum Corporation.
10.5	Consulting Agreement dated October 13, 2000 between Westlinks Resources Ltd. and Wells Gray Resort & Resources Ltd.
10.6	Arrangement Agreement among Westlinks Resources Ltd. and 3779041Canada Ltd. and Big Horn Resources Ltd.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Westlinks Resources Ltd.

By: /s/	John P. McGrain

Name: John P. McGrain

Title: President and Chairman

June 18, 2001

Consolidated Financial Statements of

WESTLINKS RESOURCES LTD.

Year ended December 31, 2000

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Westlinks Resources Ltd. as at December 31, 2000 and the consolidated statements of income (loss) and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended December 31, 2000 and shareholders’ equity as at December 31, 2000, to the extent summarized in note 13 to the consolidated financial statements.

The consolidated financial statements as at December 31, 1999 and 1998 and for the years then ended were audited by other auditors who expressed an opinion without reservation on those statements and the information provided in note 13 in their report dated March 31, 2000.

KPMG LLP

Chartered Accountants

Calgary, Canada

March 23, 2001

WESTLINKS RESOURCES LTD.

CONSOLIDATED BALANCE SHEET

December 31, 2000, with comparative figures for 1999
	2000	1999
Assets
Current assets:
Cash	$ 1,443	$ 42,288
Accounts receivable	2,413,054	684,787
Advances and prepaid expenses	91,942
	2,506,439	727,075
Capital assets (note 4)	18,867,750	7,016,726
Investments (note 5)	422,000	—
Deferred share issue costs	837,555	—
	$ 22,633,744	$ 7,743,801
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 4,354,949	$ 687,042
Income taxes payable	1,316,171	—
Current portion of bank loan	—	1,075,000
	5,671,120	1,762,042
Bank loan (note 6)	8,403,000	1,525,000
Future income taxes (note 7)	631,427	297,793
Provision for future site restoration	250,847	181,332
Shareholders’ equity:
Share capital (note 8)	4,881,346	3,663,330
Contributed surplus (note 8)	150,500	—
Retained earnings	2,645,504	314,304
	7,677,350	3,977,634
Subsequent events (note 12)
	$ 22,633,744	$ 7,743,801

On behalf of the Board:
Thomas J. Jacobsen	Director	H.S. (Scobey) Hartley	Director

See accompanying notes to consolidated financial statements.

WESTLINKS RESOURCES LTD.

CONSOLIDATED STATEMENT OF INCOME (LOSS) AND RETAINED EARNINGS
	Years ended December 31,
	2000	1999	1998
Revenue:
Oil and gas	$ 16,700,151	$ 2,515,456	$ 1,786,172
Less: Royalties, net of ARTC	(3,310,138)	(442,335)	(96,237)
	13,390,013	2,073,121	1,689,935
Expenses:
Operating	4,029,703	784,936	852,677
General and administrative	1,391,297	862,546	419,522
Interest	833,342	131,872	185,153
Depletion, depreciation and site restoration	4,493,223	841,580	804,943
	10,747,565	2,620,934	2,262,295
Income (loss) before the following	2,642,448	(547,813)	(572,360)
Gain (loss) on sale of investments	—	160,000	—
Gain on sale of capital assets	1,338,557	91,402	946,738
Income (loss) before income taxes	3,981,005	(296,411)	374,378
Income taxes (recovery) (note 7):
Current	1,316,171	—	—
Future	333,634	(246,884)	120,297
	1,649,805	(246,884)	120,297
Net income(loss)	2,331,200	(49,527)	254,081
Retained earnings, beginning of year	314,304	363,831	109,750
Retained earnings, end of year	$ 2,645,504	$ 314,304	$ 363,831
Net income (loss) per share (note 8(f)):
Basic	$ 0.53	$ (0.02)	$ 0.11
Fully diluted	$ 0.50	$ (0.02)	$ 0.11

See accompanying notes to consolidated financial statements.

WESTLINKS RESOURCES LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS
	Years ended December 31,
	2000	1999	1998
Cash provided by (used in):
Operations:
Net income (loss)	$ 2,331,200	$ (49,527)	$ 254,081
Add (deduct) items not involving cash:
Depletion, depreciation and site restoration	4,493,223	841,580	804,943
Gain on sale of capital assets	(1,338,557)	(91,402)	(946,738)
Gain (loss) on sale of investments	—	(160,000)	—
Future income taxes (recovery)	333,634	(246,884)	120,297
Non-cash interest expense	56,000	—	—
Funds flow from operations	5,875,500	293,767	232,583
Change in non-cash operating working capital:
Change in accounts receivable, inventory and prepaids	(1,820,209)	(453,399)	689,780
Increase in accounts payable, accrued liabilities and income taxes payable	4,984,078	464,342	(241,144)
	9,039,369	304,710	681,219
Financing:
Agreement payable	—	—	(3,830,538)
Note payable	—	—	(500,000)
Shareholder loan	—	—	(250,164)
Due to related company	—	—	(40,139)
Deferred share issue costs	(837,555)	—	—
Bank loan	5,803,000	1,800,000	800,000
Issuance of common shares, net of costs	1,312,517	1,237,278	(29,524)
Issuance of warrants	—	—	500
	6,277,962	3,037,278	(3,849,865)
Investments:
Due from related parties	—	—	22,509
Notes receivable	—	—	523,697
Acquisition of investment	(250,000)	—	—
Acquisition of subsidiaries, net of cash (note 3a)	—	(400,000)	23,563
Purchase of capital assets	(20,853,515)	(3,768,926)	(277,021)
Proceeds on disposal of capital assets	5,764,570	796,800	2,027,700
Abandonment costs	(19,231)	(1,413)	(11,792)
	(15,358,176)	(3,373,539)	2,308,656
Decrease in cash	(40,845)	(31,551)	(859,990)
Cash, beginning of year	42,288	73,839	933,829
Cash, end of year	$ 1,443	$ 42,288	$ 73,839
Funds provided by (used in) operations per share
(note 8(f)):
Basic	$ 1.33	$ 0.10	$ 0.10
Fully diluted	$ 1.23	$ 0.10	$ 0.10
Cash received (paid) during the year for:
Interest income		$ 815,742	$ —
Income taxes		$ —	$ —

See accompanying notes to consolidated financial statements.

WESTLINKS RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2000

1. Company activities:

Westlinks Resources Ltd. ("Westlinks'') was formed on June 30, 1998 by the amalgamation of Temba Resources Ltd. ("Temba'') and PTR Resources Ltd. ("PTR'') in a share-for-share exchange. The combination has been recorded using the purchase method of accounting with Temba being identified as the acquiror. Shareholders of Temba received one common share of Westlinks for every five common shares of Temba and shareholders of PTR received one common share of Westlinks for every thirty-one and one quarter shares of PTR.

2. Significant accounting policies:

These financial statements have been prepared using accounting principles generally accepted in Canada which include:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, 759795 Alberta Ltd.

(b) Cash and cash equivalents:

Cash and cash equivalents consist of balances with banks and short-term investments with maturities not exceeding 90 days.

(c) Investments:

The Company records its investments for which the Company has no significant influence using the cost method of accounting whereby the investments are initially recorded at cost. Earnings are recognized only to the extent received or receivable.

The Company uses the equity method to account for its interest in corporations in which the Company owns 50% or less but over which the Company has significant influence. Under this method, the investment is originally recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post acquisition earnings and losses. Profit distributions are recorded as a reduction to the amount of the investment.

Where there has been a permanent decline in value, the investment is stated at estimated net realizable value.

(d) Exploration and development costs:

The Company follows the successful efforts method of accounting for its oil and gas exploration and development costs. The initial acquisition costs of oil and gas properties and the costs of drilling and equipping development wells and successful exploratory wells are capitalized. The costs of exploration wells classified as unsuccessful are charged to expense. All other exploration expenditures, including geological and geophysical costs and annual rentals on exploratory acreage, are charged to expense as incurred.

2. Significant accounting policies (continued):

(d) Exploration and development costs (continued):

Capitalized costs of producing properties and equipment are depleted and depreciated using the unit-of-production method based on estimated proven reserves determined by independent and Company engineers. Costs subject to depletion also include estimated future capital associated with proven properties. For the purposes of the calculation, natural gas reserves and production are converted to equivalent volumes of crude oil based on their approximate relative energy content. All property and equipment is periodically evaluated and if conditions warrant, an impairment provision is provided.

(e) Future site restoration costs:

Estimated site restoration costs are provided over the life of the proven reserves on a unit-of-production basis. Costs which include the cost of production equipment removal and environmental clean up are estimated each year by management based on current regulations, costs, technology and industry standards. The annual charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision account as incurred.

(f) Measurement uncertainty:

The amounts recorded for depletion and depreciation of exploration and development costs and the provision for future site restoration are based on estimated proven reserves, production rates, future oil and natural gas prices and future costs. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates in future periods could be significant.

(g) Joint venture accounting:

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

(h) Depreciation:

Office equipment and other is depreciated using the declining balance method at rates ranging from 20% to 30% per annum.

(i) Stock options:

The Company has a stock option plan as described in note 8(c). No compensation expense is recognized when stock options are issued to officers, directors and employees. Any consideration received by the Company on exercise of stock options is credited to share capital.

(j) Flow-through shares:

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the shares are issued.

2. Significant accounting policies (continued):

(k) Income taxes:

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at the carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

(l) Revenue recognition:

Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(m) Risk management:

The Company purchases physical delivery contracts to hedge its exposure to the risks associated with fluctuating oil prices. Gains and losses associated with risk management activities are recognized as adjustments to oil and gas revenue at the time the related production is sold.

(n) Comparative figures:

The presentation of certain figures of the previous year has been changed to conform with the presentation adopted for the current year.

3. Business combinations:

(a) Effective August 12, 1999, the Company acquired all of the issued and outstanding shares of 759795 Alberta Ltd., a related party by virtue of a common director for cash consideration of $400,000. The transaction has been accounted for using the purchase method of accounting for a business combination at the exchange amount as there was a substantive change in ownership and the amount is supported by independent evidence.

The results of operations of 759795 are included in the accounts from August 12, 1999, being the date the Company acquired control.

The purchase price was allocated as follows:
Capital assets	$ 722,282
Future income taxes	(322,282)
$ 400,000

(b) Effective June 30, 1998, the Company acquired 88.5% of the outstanding shares of PTR, a related party by virtue of common shareholders, director and officer. Prior to this acquisition, the Company held 11.5% of the outstanding shares of PTR. The transaction was accounted for using the purchase method of accounting for a business combination at the carrying amounts, which approximated fair values. The results of operations from PTR are included in the consolidated financial statements from the effective date of the transaction, being June 30, 1998.

The net assets acquired were as follows:

Cash	$ 23,563
Accounts receivable	132
Future income tax asset	7,327
Notes receivable	523,697
Due to related parties	(10,139)
Accounts payable and accrued liabilities	(29,541)
Share issuance costs	19,960
534,999
Less: Investment previously acquired at cost	(76,104)
$ 458,895

The consideration for the purchase price was as follows:

Shares issued — 647,837 common (note 8(b))	$ 534,999
Shares eliminated on amalgamation (note 8(b)(c))	(76,104)
$ 458,895

4. Capital assets:
	Cost	Accumulated depletion, depreciation and amortization	Net book value
2000 Petroleum and natural gas properties and equipment	$23,474,691	$ 4,722,583	$18,752,108
Furniture and office equipment	156,295	40,653	115,642
	$23,630,986	$ 4,763,236	$18,867,750
1999 Petroleum and natural gas properties and equipment	$8,120,552	$ 1,148,260	$6,972,292
Furniture and office equipment	66,887	22,453	44,434
	$8,187,439	$ 1,170,713	$7,016,726

The estimated future cash flows from the reserves were less than the capitalized costs of the assets in several areas where the Company participates. As a result, the Company wrote down petroleum and natural gas properties by $505,702 (1999 - $65,652). This amount is included in depletion and depreciation expense. Future capital included in the calculation of depletion and depreciation includes the cost to develop proven undeveloped reserves of $2,291,800 (1999 - $4,148,000) and the recovery of future salvage values of $935,670 (1999 - $282,000).

Costs of unproven petroleum and natural gas properties amounting to $60,253 at December 31, 2000 (1999 - $18,700) have been excluded from the depletion calculation. The estimated future site restoration costs to be accrued over the remaining life of the proved reserves are approximately $1,084,865 (1999 - $541,000).

5. Investments:
	2000	1999
Red Raven Resources Inc. ("Red Raven"), a public company, 1,720,000 common voting shares, at equity	$172,000	$ —
Raptor Capital Corporation ("Raptor"), a public company, 1,250,000 units, each unit consisting of two common shares and one share purchase warrant entitling the holder to purchase one common share at a price of $0.15 per share, expiring July 19, 2000	250,000	—
	$422,000	$ —

A director of the Company is also the chairman of Raptor. The transaction involved a private placement of units to several subscribers by Raptor. This transaction was measured at the exchange amount, which was the amount of the subscription price established by Raptor for the private placement.

6. Long-term debt:

(a) At December 31, 2000, the Company had a $9,000,000 (1999 - $3,025,000) revolving credit facility at a Canadian chartered bank of which $8,403,000 was drawn. The interest rate on the facility is prime plus .25% per annum payable monthly. The loans are secured by a general assignment of book debts and a $2,500,000 floating charge debenture on all assets. The Company is required to meet certain financial and engineering requirements. The next review is scheduled for May 31, 2001.

The bank has indicated that it is not aware of any facts, events or occurrences which would cause them to demand repayment in the next fiscal year. As a result, the facility has been classified as long-term.

(b) During fiscal 2000, the Company had used the proceeds from the facility described in note 6(a) to fully repay a revolving reducing credit facility at another Canadian chartered bank. The interest rate on the facility was prime plus 1.5% per annum. The maximum amount of the facility available at December 31, 1999 was $3,025,000 of which $2,600,000 was drawn at December 31, 1999.

7. Income taxes:

Income tax expense differs from that which would be expected from applying the effective Canadian federal and provincial income tax rates of 44.62% (1999 — 44.62%) to income (loss) before taxes as follows:
	2000	1999
Expected tax expense recovery	$1,775,528	$(132,259)
Increase (decrease) resulting from:
Non-deductible crown payments, net of Alberta Royalty Tax Credits	864,085	74,796
Resource allowance	(942,523)	(72,470)
Capital loss carryforward not previously recognized	—	(100,395)
Non-taxable portion of capital gain	—	(17,848)
Other	(47,285)	1,292
Future income taxes (recovery)	$ 1,649,805	$(246,884)

The components of the future income tax liability at December 31, 2000 and 1999 are as follows:
	2000	1999
Temporary differences related to capital assets	$ 837,126	$637,401
Future site restoration	(83,908)	(80,910)
Share issuance costs	(34,054)	(42,585)
Tax loss carryforward	(87,737)	(216,113)
Future tax liability	$ 631,427	$297,793

8. Share capital:

(a) Authorized

Unlimited number of common voting shares

Unlimited number of preferred shares issuable in one or more series

(b) Issued:

	2000		1999
	Number of Shares	Amount	Number of Shares	Amount
Common shares Balance, beginning of year	4,042,639 F - 9	$3,512,830	2,610,639	$ 2,360,607
Issued for cash pursuant to private placement	—	—	1,175,000	1,175,000
Issued upon exercise of options (note 8(d))	402,500	415,000	257,000	102,800
Issued upon conversion of warrants (note 8(f))	150,000	953,516	—	—
Issue costs incurred, net of income tax benefit, $ • (1999 — $49,402)	—	—	—	(125,577)
	4,595,139	$ 4,881,346	4,042,639	$ 3,512,830
Warrants Balance, beginning of year	302,000	$ 150,500	302,000	$ 150,500
Issued pursuant to bridge financing (note 8(d))	150,000	56,000	—	—
Expired	(302,000)	(150,500)	—	—
Converted to common shares (note 8(d))	(150,000)	(56,000)	—	—
Balance, end of year	—	$ —	302,000	$ 150,500
		$ 4,881,346		$ 3,663,330

(c) Employee fixed stock option plan:

Under the employee fixed stock option plan, the Company may grant options to its officers, directors and employees for up to 10% of the issued common shares. Options granted under the plan have a term of five years and vest when granted. The exercise price of each option equals the market price of the Company's shares at the grant date of the options. At December 31, 2000, 40,500 stock options were outstanding under the plan at an exercise price of $2.00 per share expiring on February, 2004 and 390,000 stock options at an exercise price of $6.15 per share expiring on May, 2005.

A summary of the status of the Company's fixed stock option plan as of December 31, 2000 and 1999, and changes during the years then ending is as follows:

	December 31,
	2000		1999
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of year	260,000	$ 1.00	262,000	$ 0.40
Granted	573,000	4.60	260,000	1.00
Exercised	(402,500)	1.03	(257,000)	0.40
Cancelled	—	—	(5,000)	0.40
Stock options outstanding, end of year	430,500	$ 5.76	260,000	$ 1.00
Stock options exercisable, end of year	430,500	$ 5.76	260,000	$ 1.00

(d) On June 5, 2000, the Company negotiated bridge financing in the amount of $1,500,000 U.S. to finance the acquisitions of petroleum and natural gas assets. The Company also issued 150,000 warrants to the lenders which entitled the lenders to acquire one common share at a price of $4.00 U.S. per share until March 5, 2001. The warrants were ascribed a value of $56,000 and included as interest expense. All warrants were exercised and all of the bridge financing was repaid prior to December 31, 2000.

At December 31, 2000, none of the common shares of the Company are held in escrow (December 31, 1999 -133,334).

(f) Net income (loss) per share and funds provided from operations per share are calculated based on the weighted average number of common shares outstanding during the year of 4,421,844.

In the calculation of fully diluted income and funds provided from fully diluted operations per share, options under the stock option plan are assumed to have been exercised on the later of the beginning of the year or the date granted. Imputed funds received on the conversion of options is assumed to have earned a return of 7.5% (4.1% after tax) (December 31, 1999 – 8.0% (4.5 % after tax)).

9. Commitments:

(a) The Company is committed under leases on their office premises and vehicles for future minimum lease payments as follows:
2001	$147,225
2002	147,225
2003	133,385
2004	128,755
2005 and thereafter	85,836
$642,426

(b) The Company had entered into a fixed price contract, under the terms of which the Company is required to deliver the following physical quantities of oil (see note 15(b)):
Term	Quantity	Base Price
	(barrels of oil per day)	(U.S. $ per barrel)

November 1, 2000 to September 30, 2001	650	30.50
October 1, 2001 to September 30, 2002	500	26.50
October 1, 2002 to September 30, 2003	350	24.40

10. Termination benefits:

During 1999, the Company terminated certain employees and officers of the Company. Included in general and administrative expense is $128,803 of severance and related costs of the termination.

11. Financial instruments:

(a) Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

(b) Credit risk:

A substantial portion of the Corporation’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Corporation’s natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

(c) Fair value of financial instruments:

The carrying amounts of financial instruments included on the balance sheet, other than long-term debt, approximate their fair value due to their short-term maturity. The long-term debt have carrying values that approximate fair value due to the cost of borrowing floating at December 31, 2000 and 1999.

12. Subsequent events:

(a) Public offering:

On January 17, 2001, the Company completed a secondary public offering in the United States. The offering consisted of 1,000,000 units of one common share and one share purchase warrant for U.S. $4.55 per unit. The share purchase warrants are exercisable for six months at U.S. $4.50 per share.

Total net proceeds received were approximately $5,100,000 Cdn. The proceeds from the offering were used to pay down the Company’s bank loan.

(b) Sale of fixed price contract:

Effective January 31, 2001, the Company settled the fixed price contract eliminating the requirement to deliver set physical quantities of oil at fixed prices. Upon the cancellation of the contract the Company received approximately $1,680,000 which will be recognized over the terms of the contract.

(c) Acquisition of petroleum and natural gas assets:

On March 5, 2001, the Company entered into a Purchase and Sale Agreement with another company to purchase petroleum and natural gas assets for $5,500,000. Management expects to finance the purchasing using the existing bank financing.

13. United States accounting principles and reporting:

The Company’s consolidated financial statements have been prepared in Canadian dollars and in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These principles, as they pertain to the Company’s financial statements, differ from United States generally accepted accounting principles ("U.S. GAAP") are as follows:

(a) Property and equipment:

Under Canadian GAAP, property and equipment is evaluated for impairment using discounted cash flows on proven oil and natural gas reserves. Under U.S. GAAP, property and equipment is evaluated for impairment using discounted cash flows on reasonable risk adjusted reserves, which may include probable or possible reserves. The conversion to include risk adjusted reserves under U.S. GAAP has no effect on the financial statements.

(b) Comprehensive income:

SFAS 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

(c) Financial instruments:

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), was issued in June 1998 by the Financial Accounting Standards Board. SFAS 133 establishes new accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk. SFAS 133 is effective for all fiscal years beginning after June 15, 2000. The Company will implement the standards set out in SFAS 133 for the fiscal year commencing January 1, 2001. The Company had no derivative financial instruments in place at December 31, 2000.

(d) Provision for future site restoration:

Under U.S. GAAP the provision for abandonment costs is recorded as a reduction of capital assets. In addition, actual abandonment costs of $19,231 (1999 - $1,413) would be included in the Statement of Cash Flows as a reduction of funds flow from operations.

13. United States accounting principles and reporting (continued):

(e) Net income (loss) per share:

U.S. GAAP requires the inclusion of stock options, warrants and certain convertible securities in the calculation of diluted earnings per share using the treasury stock method. The treasury stock method requires the inclusion of the options as if they were exercised at the later of the beginning of the year or the date granted and as if the funds were used to purchase the Company’s own stock.

(f) Investments:

The Company’s investments would be classified as "Available-For-Sale" in accordance with definitions of SFAS 117 the securities be recorded at fair market value. The unrealized gains and losses net of related income taxes are included in comprehensive income and reported as a separate part of shareholders’ equity.

(g) Long-term debt:

U.S. GAAP requires that all demand loans be classified as current unless the Company intends to refinance on a long-term basis and the intent is supported by the ability to refinance. At December 31, 2000, the Company has supported its ability to refinance this demand facility (see note 6). In 1999, the Company’s loan did not permit refinancing on a long-term basis and it was therefore classified as a current liability for U.S. GAAP purposes.

(h) Balance sheets:

The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Company:
	December 31, 2000		December 31, 1999
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets Current assets	$ 2,506,439	$ 2,506,439	$ 727,075	$ 727,075
Capital assets	18,867,750	18,616,903	7,016,726	6,835,394
Investments	422,000	647,000	—	—
Deferred share issue costs	837,555	837,555	—	—
	$ 22,633,744	$22,607,879	$ 7,743,801	$ 7,562,469
Liabilities Current liabilities	$ 5,671,120	$ 5,671,120	$ 1,762,042	$ 3,287,042
Long-term debt	8,403,000	8,403,000	1,525,000	—
Future income taxes	631,427	681,602	297,793	297,793
Provision for future site restoration	250,847	—	181,332	—
	14,956,394	14,755,722	3,766,167	3,584,835
Shareholders’ equity:
Share capital	4,881,346	4,926,859	3,663,330	3,708,843
Contributed surplus	150,500	150,500	—	—
Comprehensive Income	—	174,825	—	—
Retained earnings	2,645,504	2,599,991	314,304	268,791
	7,677,350	7,852,175	3,977,634	3,977,634
	$ 22,633,744	$22,607,897	$ 7,743,801	$ 7,562,469

13. United States accounting principles and reporting (continued):

(i) Income statements:

The adjustments using U.S. GAAP would result in the following changes to the consolidated financial statements of the Company:

	2000	1999
Net income (loss) using Canadian GAAP	$2,331,200	$(49,527)
Other comprehensive income:
Unrealized (realized) gain on available for sale securities	174,825	(79,842)
Comprehensive income (loss)	$2,506,025	$(129,369)
Earnings (loss) per share: Basic	$ 0.53	$ (0.05)
Fully diluted	$ 0.52	$ (0.05)