Form 20-F
period 2001-12-31
ENTERRA ENERGY CORP
filed 2002-06-03
CIK 1116377

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------

                                   FORM 20-F
  (Mark One)

     [ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
or
     [X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
             For the fiscal year ended December 31, 2001.
or
     [ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
             For the transition period from ______________ to ______________ .

             Commission file number 333-

                              ENTERRA ENERGY CORP.
             (Exact Name of Registrant as Specified in Its Charter)

                                ALBERTA, CANADA
                (Jurisdiction of Incorporation or Organization)

                           2600, 500-4TH AVENUE S.W.
                            CALGARY, ALBERTA, CANADA
                                    T2P 2V6
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

       TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
       -------------------           -----------------------------------------
          Common Shares                     Canadian Venture Exchange
                                                      NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the
Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, without par value at December 31, 2001: 9,150,622

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

     Item 17  [ ]  Item 18  [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     Yes  [ ]  No  [ ]

================================================================================

                          [ENTERRA ENERGY CORP. LOGO]



                                      2001

                                 ANNUAL REPORT

[PICTURE OF EXECUTIVE OFFICERS]

(L-R) TREVOR SPAGRUD VICE PRESIDENT OPERATIONS, THOMAS J. JACOBSEN CHIEF OPERATING OFFICER, REG J. GREENSLADE PRESIDENT AND CHIEF EXECUTIVE OFFICER, DON ALMOND VICE PRESIDENT PRODUCTION, LUC CHARTRAND, C.A. CHIEF FINANCIAL OFFICER.


TABLE OF CONTENTS

REPORT TO THE SHAREHOLDERS                                        3

FINANCIAL PERFORMANCE AND HIGHLIGHTS                              4-5

OPERATIONS REVIEW                                                 6

MANAGEMENT'S DISCUSSION AND ANALYSIS                              8

MANAGEMENT & AUDITOR'S REPORTS                                    14

FINANCIAL STATEMENTS                                              15

MESSAGE FROM THE CHAIRMAN                                         26

CORPORATE INFORMATION                                             IBC



CORPORATE PROFILE

ENTERRA ENERGY CORP. IS AN OIL AND GAS COMPANY BASED IN CALGARY, ALBERTA. THE COMPANY'S FOCUS IS THE EXPLORATION AND DEVELOPMENT OF PETROLEUM AND NATURAL GAS RESERVES IN ALBERTA AND SASKATCHEWAN. ENTERRA SHARES ARE LISTED FOR TRADING ON THE NASDAQ (SYMBOL: EENC) AND ON THE TSX VENTURE EXCHANGE (SYMBOL: ENT).

REPORT TO THE SHAREHOLDERS

Enterra Energy is pleased to present its Annual Report for the year ended December 31, 2001. The Company achieved new highs in production, revenue and cash flow in 2001, setting the stage for an even stronger 2002.

The acquisition of Big Horn Resources Ltd., effective August 1, resulted in a complete restructuring of Enterra by providing the company with a substantial inventory of prospects, along with a proven, full cycle management team.

Enterra's focus changed from an acquisition driven strategy to one of increasing production and reducing both operating and general and administrative costs. Significant gains have already been made in these areas. Operating costs in 2001 were lowered to $8.38/boe as compared to $9.58/boe a year earlier. More significantly, operating costs were reduced from $12.37/boe in the first quarter of 2001 to $6.22/boe in the fourth quarter of 2001. In addition, general and administrative expenses were reduced from $3.31/boe in 2001 to $0.81/boe in 2002. These synergies will continue in 2002 as the Company will remain focused on reducing both operating and administrative costs.

Enterra's average annual production rate increased 66% in 2001 to 1,906 boe/day from 1,149 boe/day. The Company's exit rate increased 123% to 2,675 boe/day in 2001 from 1,197 boe/day in 2000. Commodity prices, however, did not follow the same pattern: average commodity prices decreased, by $10.58/boe during 2001. Despite this erosion in pricing, especially in the latter part of the year, the Company's netbacks per boe decreased by only $2.46/boe, from $16.98/boe to $14.52/boe. By aggressively reducing its operating and administrative costs, Enterra was able to minimize the impact of declining oil and gas prices in 2001.

During 2001, Enterra drilled 20 wells (10.59 net) resulting in 9 oil wells (5.0 net) and 8 gas wells (3.8 net) for a success ratio of 85%. Enterra's current production consists of 77% oil and 23% natural gas. Reserves in 2001 increased 181% to over 8.1 million boe from 2.9 million boe in 2000. Over 70% of these reserves are in the proven category.

The Company's overall finding costs for its proved and probable reserves in 2001 was $8.09 per boe, resulting in a recycle ratio of 2 (based on operating netbacks of $16.18 per boe). However, Enterra's finding costs for its drilling program alone (i.e. excluding property and corporate acquisitions) were $4.14 in 2001, for a recycle ratio of 3.9.

Enterra strengthened its balance sheet in the first quarter of 2002 by purchasing 6,123,870 of its Series 1 preferred shares for $2.3 million. These shares had a redemption value of $5.2 million, resulting in savings of $2.9 million. The Company also sold its Grand Forks property for $5.3 million. Proceeds from this sale were used to reduce our debt and to provide working capital.


2002 OUTLOOK

Enterra exited 2001 a much bigger and stronger company than it was one year ago.

Our production exceeded 2,500 boe/day at the end of 2001, providing a strong cash flow base from which to expand and accelerate our growth. We have a full cycle, experienced management team with a shared desire to rapidly build Enterra

                                    [PHOTO]

into a significant player in the Canadian oil and gas sector. The fuel for our growth will come from our substantial inventory of prospects which will be prioritized and developed based on each prospect's potential impact on the Company's 2002 production.

Our recent growth has also caused a corresponding increase in our average trading volumes, especially on Nasdaq (symbol: EENC), providing our shareholders with better liquidity. The Company has 9.2 million shares currently outstanding. Both management and the Board of Directors of Enterra are committed to growing the Company with minimal dilution. The per share results are the critical numbers by which we gauge Enterra's progress.

In closing, we look forward to accelerated growth in 2002, along with a further reduction in both operating and administrative expenses.

Enterra is fortunate to have a group of very capable and dedicated employees. They are the driving force behind the growth of our company. Their efforts, in conjunction with the guidance and commitment of our experienced Board of Directors, are greatly appreciated.


[SIGNATURE]


Reg Greenslade, P.Eng.
President and Chief Executive Officer



                                   ENTERRA ENERGY CORP. 2001 ANNUAL REPORT     3

2001 SUMMARY YEAR ENDED DECEMBER 31

                                                         YEAR ENDED           YEAR ENDED
                                                         DEC 31/01            DEC 31/00          CHANGE
                                                        ------------         ------------        ------
FINANCIAL
-------------------------------------------------------------------------------------------------------
Production revenue                                      $ 20,264,396         $ 16,700,151          21%
Cash flow from operations                               $  9,810,268         $  5,875,500          67%
 Per Common Share                                       $       1.40         $       1.33           5%
Net earnings                                            $  1,617,052         $  2,453,119         -34%
 Per Common Share                                       $       0.23         $       0.55         -58%
Total assets                                            $ 80,062,558         $ 22,101,468         262%
Long-term debt                                          $ 18,408,904         $  8,403,000         119%
Working capital (deficiency)                            $ (2,229,431)        $ (3,164,681)        -30%
Share capital                                           $ 29,568,263         $  5,031,846         488%
Average number of shares outstanding during year           6,992,393            4,421,844          58%
Number of shares outstanding at the end of year            9,150,622            4,595,139          99%

PRODUCTION
-------------------------------------------------------------------------------------------------------
AVERAGE DAILY PRODUCTION
 Oil (bbls/day)                                                1,595                1,120          42%
 Gas (mcf/day)                                                 1,863                  172         983%
-------------------------------------------------------------------------------------------------------
 Total (boe/day)                                               1,906                1,149          66%

EXIT PRODUCTION
 Oil (bbls/day)                                                2,065                1,164          77%
 Gas (mcf/day)                                                 3,660                  202        1712%
-------------------------------------------------------------------------------------------------------
 Total (boe/day)                                               2,675                1,197         123%

AVERAGE FIELD PRICES DURING YEAR
 Oil ($/bbl)                                            $      30.53         $      39.79         -23%
 Gas ($/mcf)                                            $       3.66         $       6.15         -40%

PER BOE INFORMATION
-------------------------------------------------------------------------------------------------------
 Revenue                                                $      29.14         $      39.72         -27%
 Operating expenses                                     $       8.38         $       9.58         -13%
 Royalties, net of ARTC                                 $       4.58         $       7.87         -42%
-------------------------------------------------------------------------------------------------------
 OPERATING NETBACKS                                     $      16.18         $      22.27         -27%
 General and administrative                             $       0.81         $       3.31         -76%
 Interest                                               $       0.85         $       1.98         -57%
-------------------------------------------------------------------------------------------------------
 CORPORATE NETBACKS                                     $      14.52         $      16.98         -14%
 Restructuring charges                                  $       1.34                 --           N/A
 Income taxes                                           $       0.98         $       4.10         -76%
 Depletion and depreciation                             $       9.88         $       7.04          40%
-------------------------------------------------------------------------------------------------------
 NET EARNINGS                                           $       2.32         $       5.84         -60%



4     ENTERRA ENERGY CORP. 2001 ANNUAL REPORT

2001 HIGHLIGHTS

o INCREASED EXIT PRODUCTION RATE BY 123% FROM 1,197 BOE/DAY IN 2000 TO 2,675 BOE/DAY IN 2001

o INCREASED AVERAGE ANNUAL PRODUCTION BY 66% FROM 1,149 BOE/DAY IN 2000 TO 1,906 BOE/DAY IN 2001

o    IMPROVED CASH FLOW BY 67% FROM $5.88 MILLION IN 2000 TO $9.81 MILLION IN
     2001

o REDUCED OPERATING COSTS PER BOE BY 13% TO $8.38 PER BOE IN 2001 FROM $9.58 PER BOE IN 2000

o REDUCED G&A COSTS PER BOE BY 76% TO $0.81 PER BOE IN 2001 FROM $3.31 PER BOE IN 2000

o    INCREASED REVENUE BY 21% FROM $16.7 MILLION IN 2000 TO $20.3 MILLION IN
     2001

o    IMPROVED CASH FLOW PER SHARE BY 5% FROM $1.33 IN 2000 TO $1.40 IN 2001


         [BAR CHART]                 [BAR CHART]               [BAR CHART]


     2001 PRODUCTION               2001 RESERVES           1998-2001 PRODUCTION




         [BAR CHART]                  [BAR CHART]              [BAR CHART]

REVENUE: 1998-2001 (CDN $)   CASH FLOWS 1998-2001 (CDN $)   CASH FLOW PER SHARE:
                                                              1998-2001 (CDN $)





                                   ENTERRA ENERGY CORP. 2001 ANNUAL REPORT     5

OPERATIONS REVIEW

The acquisition of Big Horn in August of 2001 was the critical event which changed Enterra from an acquisition driven entity into one focused on the exploitation of its current properties and the development of its prospects.

Big Horn's core areas included the Peace River Arch area of Alberta, West Central Alberta and South West Saskatchewan. These areas are also home to Enterra's core fields of Mitsue, Sylvan Lake and the Altares, B.C. exploration prospect. Enterra's current focus is to grow production in these areas while reducing our operating expenses in order to maximize our internal cash flows in 2002.

Enterra has a substantial inventory of prospects, the development of which has the potential to double the size of the Company's existing production and reserve base.

The following represents a sampling of Enterra's activity in 2001 and early
2002:

NORTHWEST ALBERTA & BC

ALTARES

Enterra has a 10,000 acre exploration farmin in Northeast BC. The Altares prospect sits adjacent to the 200+ Bcf Kobes Creek gas field. There are six zones of production in the area, the Cretaceous Bluesky, Cadomin, Triassic Baldonnel, Charlie Lake / Halfway and Debolt. Each zone has potential deliverability of 1 to 5 mmcf/day and reserves of 2 to 5 Bcf of gas. Enterra also purchased 5,000 acres of crown land to completely secure the prospect. Enterra drilled the first test well during Q3, 2001 encountering gas in the Cadomin and Charlie Lake / Halfway intervals. The Cadomin, which initially appeared very prolific, flowed 4 mmcf/day equivalent on a drill stem test and then proved to be marginal after extensive testing determined that reservoir quality deteriorated significantly away from the wellbore. Enterra has committed to drill an additional well on the farmin lands in 2002 that will test the prolific Debolt formation. Enterra's working interest in the Altares farmin lands is 22.15% and in the Crown lands is 40%.

WORSLEY

A new Montney oil pool was discovered in Northwest Alberta in 1998. The Monte reservoir consists of light oil trapped above water. Enterra plans to develop this pool in 2002 utilizing horizontal drilling technology. There is potential for at least four wells on Company lands with each well capable of producing 100 bbls/day and reserves of 200 mbbls. Solution gas will also be tied into existing gathering systems and processed at a nearby gas plant. The Company has a 50% working interest in this play. An analogous pool has been developed in the area resulting in the first horizontal well going on production in late 2000 at 300 bbls/day and has produced in excess of 75 mbbls of reserves to date.

GORDONDALE

Enterra acquired interests ranging from 30% to 100% in five contiguous sections of land in the Gordondale area of Northwest Alberta. This exploration area is gas prone in up to eight formations ranging from the Doe Creek at depths of less than 200 m to the Debolt formation at a depth of 2,450 m. Enterra shot a 3-D seismic program over the area in 2001 and identified several locations with multi zone potential. In early 2002, the first well was drilled, encountering gas potential in the Kiskatinaw, Taylor Flats, Montney and Halfway formations. The Company completed the Kiskatinaw formation which had an initial production rate of approximately 2 mmcf/day. Enterra has plans to drill several more development and exploration wells at Gordondale and estimates net deliverability from the area could exceed 500 boe/day.

ROLLA

A significant Dunvegan gas pool was discovered in Northwest Alberta in late 2000. Two wells were drilled in 2001 that are each capable of producing over 1 mmcf/day. Engineering data and further geology determined that the pool could contain more than 10 Bcf of recoverable gas reserves. The gas was tied into a nearby plant in early 2002. The two wells are currently flowing a combined rate 1 mmcf/day net to Enterra. The Company has also identified other locations on its lands that will be drilled in 2002. Enterra has a 50% working interest at Rolla.

CENTRAL ALBERTA

SOUNDING LAKE

Sounding Lake continues to be Enterra's largest area in terms of production, representing approximately 25% of the Company's 2001 production. Enterra's focus on the area will remain strong through 2002 with an aggressive drilling schedule combined with additional reduction in operating costs. The majority of production and future activity in the area will target Dina and Cummings oil. A highlight at Sounding Lake in 2001 was the discovery of a new Belly River gas pool.



6     ENTERRA ENERGY CORP. 2001 ANNUAL REPORT

                                       [MAP]



Two wells are now producing from this pool at facility restricted rates of 1.5 mmcf/day net to the Company. Reserves are estimated at 2 Bcf of gas. Enterra also structured a unique farmout arrangement to construct a central facility, optimize and infill drill the Sounding Lake North oil pool. This farmout arrangement will maximize value to Enterra by eliminating required 2002 capital expenditures and reducing operating expenses.

Enterra will also continue development of the Sounding Lake East, Rex oil discovery. The Company will shoot a 3-D seismic survey in mid 2002 to substantiate four geologically defined locations. The discovery well, drilled in 1997, has produced 65 mbbls of oil and is still producing 50 bbls/day.

SYLVAN LAKE

Enterra continues to be excited about the Pekisko infill development potential at Sylvan Lake. Geological mapping and petrophysics suggest that there are at least six infill drilling locations. Defined by their proximity to an area of the reservoir that has undergone dolomitization. This process increases the porosity and permeability of the predominately limestone reservoir. Although the best producer at Sylvan Lake is capable of producing in excess of 100 bbls/day, Enterra is targeting production from the six infill wells to be 75 bbls/day of oil per well.

Enterra also successfully recompleted a suspended well at Sylvan Lake to a Viking gas producer. This well is expected to be tied in and on stream by June 2002 at an initial rate of 1 mmcf/day.

SOUTHWEST SASKATCHEWAN

SUPERB

Enterra acquired a shut in Waseca oil pool in Southwest Saskatchewan for $2.8 million in June of 2001. The Company equipped and reactivated four existing producers. Combined gross production from these wells is 250 bbls/day. Late in 2001, Enterra added four Waseca infill oil wells.

NEW PROSPECTS

One of Enterra's most valuable asset is its inventory of future projects. The development of these prospects has the potential to double the size of the Company's existing production and reserve base. New prospects are constantly added to our inventory in order to maintain our growth from year to year. The Company's strategy is to maintain a balanced inventory of exploration and development prospects.



                                   ENTERRA ENERGY CORP. 2001 ANNUAL REPORT     7

MANAGEMENT'S DISCUSSION AND ANALYSIS

The management discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company included in this Annual Report. All amounts are stated in Canadian dollars except where otherwise indicated. Natural gas volumes have been converted to a crude oil equivalent using a ratio of 6 mcf to 1 bbl of oil.

OVERVIEW

Enterra achieved significant gains in 2001 in terms of production, revenue and cash flow. Effective August 1, 2001 Enterra completed its takeover of Big Horn Resources Ltd., resulting in a doubling of its reserve base, a large inventory of drilling prospects, a substantial land position and a new management team. The Company's focus changed from an acquisition driven strategy to one based on exploitation of current properties along with selective high impact exploration plays. Both production and cash flow increased by more than 60% in 2001, an impressive achievement given the rapid erosion of product prices in the second half of the year. There were immediate synergies achieved by merging Big Horn's operations with Enterra, as evidenced by a 13% reduction in operating costs per boe and a 75% reduction in general and administrative costs per boe.

                    SUMMARIZED FINANCIAL AND OPERATIONAL DATA
            (in Thousand's except for volumes and per share amounts)

                                                                                YEAR 2001           YEAR 2000      CHANGE
                                                                               -----------         -----------     ------
Exit production rate (boe per day)                                                   2,675               1,197      +123%
Annual production revenue                                                      $    20,264         $    16,700       +21%
Average annual production volumes (boe per day)                                      1,906               1,149       +66%
Cash flow from operations for the year                                         $     9,810         $     5,875       +67%
Cash flow per share for the year                                               $      1.40         $      1.33        +5%
Earnings (including $929,000 of one-time restructuring charges in 2001)        $     1,617         $     2,453       -34%
Earnings per share for the year                                                $      0.23         $      0.55       -58%
Average number of shares outstanding during year                                 6,992,393           4,421,844       +58%
Average price per bbl of oil during year                                       $     30.53         $     39.79       -23%
Average price per mcf of natural gas during year                               $      3.66         $      6.15       -40%
Operating costs per boe during year                                            $      8.38         $      9.58       -13%
General and administrative expenses per boe during year                        $      0.81         $      3.31       -76%


PRODUCTION REVENUE

Production revenue increased by 21% in 2001 mainly due to volume increases from the acquisition of the Grand Forks property in Q1 and the Big Horn acquisition in Q3. Higher commodity prices were also in effect, especially for gas, in the first half of 2001. Average oil prices received in 2001 were $30.53 per bbl compared with $39.79 per bbl in 2000, a 23% decrease. Average gas prices received in 2001 were $3.66 per mcf compared to $6.15 per mcf in 2000, a 40% decrease.

The Company drilled 20 wells (10.59 net) in 2001, resulting in 9 oil wells (4.97 net) and 8 gas wells (3.78 net) for a success ratio of 85%. Enterra's production in 2001 averaged 1,906 boe/day, consisting of 1,595 bbls/day of oil and 1,863 mcf/day of natural gas, for a mix of 84% oil and 16% natural gas.

The Company exited 2001 at a rate of 2,675 boe/day, consisting of 2,065 bbls/day of oil and 3,660 mcf/day of natural gas, for a mix of 77% oil and 23% natural gas. This represents a 123% increase over the 2000 exit rate of 1,197 boe/day.


                                 [BAR CHART]


                           REVENUE: 1998-2001 (CDN $)


8     ENTERRA ENERGY CORP. 2001 ANNUAL REPORT

                               PRODUCTION REVENUE
                 (in Thousand's except for volumes and pricing)

                                                                YEAR 2001      YEAR 2000      CHANGE
                                                                ---------      ---------      ------

Crude oil and natural gas liquids                                $  7,773       $  6,312        +23%
Natural gas                                                         2,491            388       +542%
----------------------------------------------------------------------------------------------------
Total production revenue                                         $ 20,264       $ 16,700        +21%

VOLUMES
Average oil production during year (in bbls/day)                    1,595          1,120        +42%
Average gas production during year (in mcf/day)                     1,863            172       +983%
----------------------------------------------------------------------------------------------------
Average total production during year (in boe/day)                   1,906          1,149        +66%

Exit oil production (in bbls/day)                                   2,065          1,164        +77%
Exit gas production (in mcf/day)                                    3,660            202      +1712%
----------------------------------------------------------------------------------------------------
Exit total production (in boe/day)                                  2,675          1,197       +123%

PRICING
Average price received per bbl of oil during year                $  30.53       $  39.79        -23%
Average price received per mcf of natural gas during year        $   3.66       $   6.15        -40%


PRODUCTION EXPENSES

Production expenses increased by 45% in 2001 as a result of the higher production levels generated during the year. Enterra was able to reduce its operating costs on a per boe basis by 13% as a result of the early synergies from the Big Horn acquisition. Production expenses per boe in Q4, 2001 were $6.22, the lowest level ever achieved by Enterra. These improvements will continue throughout 2002.

                               PRODUCTION EXPENSES
           (in Thousand's except for percentages and per boe amounts)

                                  YEAR 2001      YEAR 2000      CHANGE
                                  ---------      ---------      ------
Production expenses                $ 5,830        $ 4,030        +45%
As a percentage of
 production revenue                     29%            24%       +21%
Production expenses per boe        $  8.38        $  9.58        -13%


ROYALTIES

Royalties, which include Crown, freehold and overriding royalties, decreased by 4% in 2001 as a result of the lower commodity prices in effect during 2001, especially the lower gas prices in the latter half of the year.

                                    ROYALTIES
           (in Thousand's except for percentages and per boe amounts)


                                YEAR 2001      YEAR 2000      CHANGE
                                ---------      ---------      ------
Royalties, net of Alberta
 Royalty Tax Credit              $ 3,182        $ 3,310         -4%
As a percentage of
 production revenue                   16%            20%       -20%
Royalties per boe                $  4.57        $  7.87        -42%

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses decreased by 59% in 2001 as a result of the substantial synergies generated by the merger of the Big Horn operations with Enterra. Overhead recovery costs, which are a recovery of overhead costs related to capital expenditures, also contributed to reduce the general and administrative costs in 2001.

                       GENERAL AND ADMINISTRATIVE EXPENSES
           (in Thousand's except for percentages and per boe amounts)

                                YEAR 2001      YEAR 2000      CHANGE
                                ---------      ---------      ------
General and
 administrative expenses          $  565        $ 1,391         -59%
As a percentage of
 production revenue                    3%             8%        -63%
General and administrative
 expenses per boe                 $ 0.81        $  3.31         -76%

INTEREST EXPENSE

Interest expense decreased in 2001 by 29% mainly due to the lower interest rates in effect during 2001 and to a lower average outstanding loan balance during the first half of 2001.

                                INTEREST EXPENSE
           (in Thousand's except for percentages and per boe amounts)

                                YEAR 2001      YEAR 2000      CHANGE
                                ---------      ---------      ------
Interest expense                $  589         $   833         -29%
As a percentage of
 production revenue                  3%              5%        -40%
Interest expense per boe        $ 0.85         $  1.98         -57%


                                   ENTERRA ENERGY CORP. 2001 ANNUAL REPORT     9

DEPLETION AND DEPRECIATION

Depletion and depreciation expense increased significantly in 2001, both in total value (up 132%) and as a percentage of revenue (up 89%). The increase is due to a higher production rate and to a higher depletable base as a result of the Big Horn merger.

                           DEPLETION AND DEPRECIATION
           (in Thousand's except for percentages and per boe amounts)

                              YEAR 2001    YEAR 2000      CHANGE
                              ---------    ---------      ------
Depletion and
  depreciation expense          $6,870       $2,960       + 132%
As a percentage of
  production revenue                34%          18%      + 89%
Depletion and depreciation
  expense per boe               $ 9.88       $ 7.04       + 40%

RESTRUCTURING CHARGES

Enterra incurred $929,037 in restructuring charges during 2001 in conjunction with the acquisition of Big Horn. These charges are made up of severance and termination payments paid to former officers, employees and consultants of Enterra Energy Corp.

INCOME AND CAPITAL TAXES

Income taxes decreased by 60% in 2001 as a result of the reduced earnings. Current income taxes were substantially reduced as a result of the Big Horn acquisition, which provided the basis for a more effective tax structure within the Enterra group.

                            INCOME AND CAPITAL TAXES
           (in Thousand's except for percentages and per boe amounts)

                                 YEAR 2001     YEAR 2000     CHANGE
                                 ---------     ---------     ------
Income tax expense                $   682       $ 1,722       - 60%
As a percentage of
  production revenue                    3%           10%      - 70%
Income tax expense per boe        $  0.98       $  4.10       - 76%

ESTIMATED TAX POOLS
Canadian oil and gas
  property expense (COGPE)        $16,832       $ 7,654
Canadian exploration
  expense (CEE)                     1,606            --
Canadian development
  expense (CDE)                     6,250         2,666
Undepreciated capital
  cost (UCC)                       18,462         6,680
Other                               2,152         2,560
                                  -------       -------       ----
                                  $45,302       $19,560       +132%

EARNINGS

Net earnings for the year came to $1,617,055 which is a 34% decrease from 2000 ($2,453,119). Despite the increased production in 2001 the Company was subject to a pricing environment which was, on average, 27% lower in 2001 than the previous year. Enterra's earnings were also reduced by one-time restructuring charges of almost $1 million. And since the depletion and depreciation expense is not affected by pricing, i.e. a decrease in commodity prices does not result in a corresponding decrease in depletion and depreciation expense, the 2001 depletion and depreciation expense was substantially higher in 2001 than 2000.

The average number of shares outstanding in 2001 also increased by 58% which contributed to the decline in earnings per share in 2001 to $0.23 per share, a 58% decrease from 2000.

                                    EARNINGS
        (in Thousand's except for number of shares and per share amounts)

                                 YEAR 2001       YEAR 2000       CHANGE
                                 ---------       ---------       ------

Earnings from operations        $    3,228       $    4,175       - 23%
Less restructuring charges            (929)              --
Less income taxes                     (682)          (1,722)
                                ----------       ----------       ----
Net earnings                    $    1,617       $    2,453       - 34%
Net earnings per share          $     0.23       $     0.55       - 58%
Average number of shares
  outstanding during year        6,992,393        4,421,844       + 58%

CASH FLOW

Cash flow from operations grew by 67% in 2001 to $9,810,268. This amount included a $761,302 net gain from the settlement of a hedging contract in the first quarter of 2001. Cash flow per share in 2001 was $1.40 per share, a 5% increase from 2000.

                                    CASH FLOW
        (in Thousand's except for number of shares and per share amounts)

                                   YEAR 2001       YEAR 2000     CHANGE
                                   ---------       ---------     ------
Net earnings                      $    1,617      $    2,453      - 34%
Add back depletion
  and depreciation                     6,870           2,960
Add back future income taxes             562             406
Add back deferred gain on
  hedge, net of amortization             761              --
Add back non-cash
  interest expense                        --              56
                                  ----------      ----------      ----
Cash flow from operations         $    9,810      $    5,875      + 67%
Cash flow per share               $     1.40      $     1.33      +  5%
Average number of shares
  outstanding during year          6,992,393       4,421,844      + 58%

10   ENTERRA ENERGY CORP. 2001 ANNUAL REPORT

(BAR CHART)

CASH FLOWS 1998-2001 (CDN $)

CAPITAL EXPENDITURES

Capital expenditures for 2001 were $49,309,000 (excluding $1.7 million received in proceeds from minor dispositions and $11.3 million related to the tax effect of the Big Horn acquisition). These expenditures include the acquisition of the Grand Forks property in Q1 ($5.5 million), the Big Horn corporate acquisition in Q3 ($35.6 million) and the Company's regular 2001 drilling program ($8.2 million). Enterra's finding costs for 2001 were broken down among these three groups in order to show the different costs as they relate to the assets acquired through the Grand Forks property acquisition, the Big Horn corporate acquisition and the "drill bit".

The finding costs for corporate acquisitions are typically more expensive than either property acquisition or in-house drilling expenditures because the assets being acquired include undeveloped land, inventory of prospects and, in the case of the Big Horn acquisition, a full cycle management team.

                            FINDING COSTS PER BOE***
                    (capital expenditures are in thousand's)

                           GRAND FORKS     BIG HORN        2001
                            PROPERTY       CORPORATE     DRILLING
                           ACQUISITION    ACQUISITION    PROGRAM
                           -----------    -----------    --------
Proved reserves             $   7.10       $  15.12      $  6.00
Proved and 1/2
  probable reserves         $   6.82       $  12.65      $  4.90
Proved and
  probable reserves         $   6.57       $  10.87      $  4.14
                            --------       --------      -------
Capital expenditures        $  5,500       $ 35,600      $ 8,200


*** Reserve information based on January 1, 2002 reserve report prepared by McDaniel & Associates Consultants Ltd. of Calgary, AB

RESERVE INFORMATION

Enterra increased its reserve base by 181% in 2001. The Company had proved reserves of 5,887 mboe and probable reserves of 2,266.5 mboe, for a total of 8,153.5 mboe.

                        SUMMARIZED RESERVE INFORMATION***

                             OIL RESERVES     GAS RESERVES   TOTAL RESERVES
                               (MBBLS)           (MMCF)          (MBOE)
                             ------------     ------------   --------------
Proved reserves                 4,103.3         10,702.0        5,887.0
Probable reserves               1,231.9          6,207.8        2,266.5
                                -------         --------        -------
Total proved and probable       5,335.2         16,909.8        8,153.5

*** Based on January 1, 2002 reserve report prepared by McDaniel & Associates Consultants Ltd. of Calgary, AB

                 TOTAL PROVED AND PROBABLE RESERVES (PER SHARE)

                                   YEAR 2001         YEAR 2000      CHANGE
                                   ---------         ---------      ------
Total proved and probable
  reserves (mboe, based on
  escalating prices)                 8,153.5           2,904.9      + 181%
Total number of shares
  outstanding at year-end          9,150,622         4,595,139      +  99%
Total proved and
  probable reserves on
  a per share basis                     0.89              0.63      +  41%

                                      ENTERRA ENERGY CORP. 2001 ANNUAL REPORT 11

                       SUMMARIZED PRESENT WORTH VALUES***
                         (before income taxes, in `000s)

                                                                            @ 0.0%       @ 10.0%       @ 12.0%       @ 15.0%
                                                                          ----------     ---------     ---------     ---------
Proved reserves                                                           $ 93,130.4     $65,767.2     $62,321.7     $57,864.7
Probable reserves                                                         $ 36,963.5     $20,984.5     $19,205.9     $16,992.0
                                                                          ----------     ---------     ---------     ---------
Total proved and probable                                                 $130,093.9     $86,751.7     $81,527.6     $74,856.7
Total proved and probable per share (based on 9,150,622 shares)           $    14.22     $    9.48     $    8.91     $    8.18

*** BASED ON JANUARY 1, 2002 RESERVE REPORT PREPARED BY MCDANIEL USING CONSTANT PRICES

                                                                            @ 0.0%        @ 10.0%       @ 12.0%       @ 15.0%
                                                                          ----------     ---------     ---------     ---------
Proved reserves                                                           $ 73,929.5     $50,785.9     $47,918.1     $44,225.7
Probable reserves                                                         $ 31,829.1     $17,587.3     $16,028.1     $14,096.0
                                                                          ----------     ---------     ---------     ---------
Total proved and probable                                                 $105,758.6     $68,373.2     $63,946.2     $58,321.7
Total proved and probable per share (based on 9,150,622 shares)           $    11.56     $    7.47     $    6.99     $    6.37

*** BASED ON JANUARY 1, 2002 RESERVE REPORT PREPARED BY MCDANIEL USING ESCALATING PRICES

LIQUIDITY AND CAPITAL RESOURCES

The Company completed a public offering in the United States in January of 2001, consisting of 1,000,000 units of one common share and one share purchase warrant for US$4.55 per unit. The share purchase warrants will expire on May 17, 2002 and are exercisable at US$3.50 per share.

Effective August 1, 2001, Enterra acquired 100% of Big Horn for cash of $2.2 million (not including acquisition costs) and the issuance of 3,496,436 common shares and 7,418,336 preferred shares. Enterra has also repurchased, through its previously announced share buyback program, 232,500 of its common shares during 2001. The Company currently has 9,150,622 common shares outstanding.

The Company's total debt, including working capital deficiency and preferred shares, at December 31, 2001 was $26.9 million.

                      RESERVE CONTINUITY OIL AND GAS (MBOE)

                                 PROVED      PROBABLE         TOTAL
                                -------      --------        -------
DECEMBER 31, 2000               2,261.4         643.5        2,904.9
Discoveries and extensions      1,224.8         615.2        1,840.0
Purchases                       3,277.1         981.7        4,258.8
Dispositions                     (113.1)        (30.0)        (143.1)
Production                       (695.5)            -         (695.5)
Revision of prior estimates       (67.7)         56.1          (11.6)
                                -------       -------        -------
DECEMBER 31, 2001               5,887.0       2,236.7        8,153.5

Subsequent to December 31, 2001, the Company took several steps to strengthen its balance sheet and its working capital position:

(a) The Company sold its Grand Forks property for $5.3 million in April 2002. Proceeds from the sale were applied to debt reduction and working capital.

(b) The Company repurchased 6,123,870 of its Series 1 preferred shares for $2.3 million in March of 2002, resulting in a gain on redemption of $2,905,290. The remaining 1,294,466 preferred shares are redeemable for $0.85 per share at any time by Enterra. Subsequent to August 16, 2002 they are retractable at the option of the holder for $0.85 per share.

                      SUMMARIZED BALANCE SHEET INFORMATION
                    (in Thousand's except per share amounts)

                                  YEAR 2001      YEAR 2000      CHANGE
                                  ---------      ---------      ------
Working capital (deficiency)      $ (2,229)      $ (3,165)      - 30%
Bank loan                         $ 18,409       $  8,403       + 119%
Series 1 preferred shares         $  6,306       $     --         N/A
Shareholders' equity              $ 33,524       $  7,371       + 355%
Shareholders' equity on a
  per share basis                 $   3.66       $   1.60       + 129%


12   ENTERRA ENERGY CORP. 2001 ANNUAL REPORT

(PIE CHART)


DEVELOPED ACRES
GROSS                                      41,605
NET (54%)                                  22,646

UNDEVELOPED ACRES
GROSS                                      89,296
NET (66%)                                  58,590

TOTAL ACRES
GROSS                                     130,901
NET (62%)                                  81,236


Because of the volatility in crude oil pricing in the second half of 2001, Enterra implemented a six-month costless collar on 500 bbls/day of oil production which started on November 1, 2001 and will expire on April 30, 2002. The costless collar has a floor of $20.00 US/bbl with a ceiling of $24.00 US/bbl.

The Company is poised for substantial growth in 2002.

Enterra's inventory of prospects will be prioritized and developed based on each prospect's potential impact on the Company's 2002 production. The focus will be on prospects which can add immediate value to the Company.


                                      ENTERRA ENERGY CORP. 2001 ANNUAL REPORT 13

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

Management is responsible for the preparation of the financial statements and the consistent presentation of all other financial information in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles, and the other financial information appearing throughout the annual report is presented on a basis consistent with the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is produced in a timely manner.

External auditors, appointed by the shareholders, have examined the financial statements. Their report is presented below. The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.


/s/ John McGrain                           /s/ Reg Greenslade
John McGrain                               Reg Greenslade, P.Eng.
Chairman                                   President and Chief Executive Officer



AUDITOR'S REPORT

To the Shareholders

We have audited the consolidated balance sheets of Enterra Energy Corp. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also audited the adjustments described in note 2(e) to the consolidated financial statements that were applied to restate the consolidated financial statements for the year ended December 31, 1999. In our opinion, such adjustments are appropriate and have been properly applied. The 1999 financial statements, prior to such adjustments, were audited by other auditors who expressed an opinion without reservation on these statements in their report dated March 31, 2000.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2001 and shareholders' equity as at December 31, 2001 and 2000 to the extent summarized in note 13 to the consolidated financial statements.

Chartered Accountants


(Signature) KPMG LLP
Calgary, Canada
March 6, 2002, except as to note 12,
which is as of April 12, 2002




14   ENTERRA ENERGY CORP. 2001 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

                                                                DECEMBER 31        DECEMBER 31
                                                                    2001              2000
                                                                              (RESTATED - NOTE 2(E))
                                                                -----------   ----------------------

ASSETS
CURRENT ASSETS
  Cash                                                          $    43,364       $     1,443
  Accounts receivable                                             6,296,639         2,413,054
  Prepaid expenses and deposits                                     583,058            91,942
                                                                -----------       -----------
                                                                  6,923,061         2,506,439
PROPERTY AND EQUIPMENT (NOTE 4)                                  73,139,497        18,335,474
INVESTMENTS (NOTE 5)                                                     --           422,000
DEFERRED SHARE ISSUE COSTS                                               --           837,555
                                                                -----------       -----------
                                                                $80,062,558       $22,101,468
                                                                ===========       ===========
LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities                      $ 8,989,389       $ 4,354,949
  Income taxes payable                                              163,103         1,316,171
                                                                -----------       -----------
                                                                  9,152,492         5,671,120
BANK INDEBTEDNESS (NOTE 6)                                       18,408,904         8,403,000
Provision for future abandonment and site restoration costs         751,088           250,847
Future income tax liability (note 7)                             11,159,101           405,888
Deferred gain (note 10)                                             761,302                --
Series 1 preferred shares (note 9)                                6,305,586                --
                                                                -----------       -----------
                                                                 46,538,473        14,730,855
                                                                -----------       -----------
Shareholders' Equity
Share capital (note 8)                                           29,568,263         5,031,846
Retained earnings                                                 3,955,822         2,338,767
                                                                -----------       -----------
                                                                 33,524,085         7,370,613
                                                                -----------       -----------
Commitments (note 11)
Subsequent events (note 12)
                                                                -----------       -----------
                                                                $80,062,558       $22,101,468
                                                                ===========       ===========


Approved on behalf of the Board:



/s/ Reg Greenslade                                   /s/ John McGrain

Reg Greenslade, P.Eng.                               John McGrain
Director                                             Director


See accompanying notes to consolidated financial statements


                                      ENTERRA ENERGY CORP. 2001 ANNUAL REPORT 15

CONSOLIDATED STATEMENTS OF EARNINGS AND
RETAINED EARNINGS
Year Ended December 31 (Expressed in Canadian Dollars)

                                                                  2001                 2000                      1999
                                                                              (RESTATED - NOTE 2(E))    (RESTATED - NOTE 2(E))
                                                              ------------    ----------------------    ----------------------
REVENUE
  Oil and gas                                                 $ 20,264,396         $ 16,700,151              $  2,515,456

EXPENSES
  Royalties, net of ARTC                                         3,182,340            3,310,138                   442,335
  Production                                                     5,829,613            4,029,703                   782,281
  General and administrative                                       565,270            1,391,297                   862,546
  Interest on long-term debt                                       589,169              833,342                   131,872
  Depletion, depreciation and future site restoration            6,869,912            2,960,493                   704,980
                                                              ------------         ------------              ------------
                                                                17,036,304           12,524,973                 2,924,014
                                                              ------------         ------------              ------------

EARNINGS (LOSS) BEFORE THE FOLLOWING                             3,228,092            4,175,178                  (408,558)
Restructuring charges                                             (929,037)                  --                        --
Gain on sale of investments                                             --                   --                   160,000
                                                              ------------         ------------              ------------
EARNINGS (LOSS) BEFORE INCOME TAXES                              2,299,055            4,175,178                  (248,558)
Income taxes (note 7):
  Current                                                          120,000            1,316,171                        --
  Future                                                           562,000              405,888                        --
                                                              ------------         ------------              ------------
                                                                   682,000            1,722,059                        --
NET EARNINGS (LOSS)                                              1,617,055            2,453,119                  (248,558)
RETAINED EARNINGS (DEFICIT):
  BEGINNING OF YEAR, AS PREVIOUSLY REPORTED                      2,645,504              314,304                   363,831
  Adjustment for change in accounting policy (note 2(e))          (306,737)            (428,656)                 (229,625)
                                                              ------------         ------------              ------------
  BEGINNING OF YEAR, AS RESTATED                                 2,338,767             (114,352)                  134,206
                                                              ------------         ------------              ------------
  END OF YEAR                                                 $  3,955,822         $  2,338,767              $   (114,352)
                                                              ============         ============              ============

EARNINGS (LOSS) PER SHARE:
  Basic                                                       $       0.23         $       0.55              $      (0.10)
  Diluted                                                     $       0.23         $       0.53              $      (0.10)
                                                              ============         ============              ============

See accompanying notes to consolidated financial statements



16 ENTERRA ENERGY CORP. 2001 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

                                                            2001                  2000                      1999
                                                                          (RESTATED - NOTE 2(E))    (RESTATED - NOTE 2(E))
                                                        ------------      ----------------------    ----------------------

CASH PROVIDED BY (USED IN):
OPERATIONS
 Net earnings (loss)                                    $  1,617,055           $  2,453,119             ($   248,558)
 Add non-cash items:
  Depletion and depreciation                               6,869,912              2,960,493                  704,980
  Future income taxes                                        562,000                405,888                       --
  Deferred gain                                            1,680,031                     --                       --
  Amortization of deferred gain                             (918,729)                    --                       --
  Gain on sale of investments                                                                               (160,000)
  Non-cash interest expense                                       --                 56,000                       --
                                                        ------------          -------------            -------------
 Funds from operations                                     9,810,269              5,875,500                  296,422
 Net change in non-cash working capital items:
  Accounts receivable                                     (1,371,654)            (1,728,267)                (453,399)
  Prepaid expenses                                          (161,941)               (91,942)                      --
  Accounts payable and accrued liabilities                 2,205,753              3,667,907                  464,342
  Income taxes payable                                    (1,153,068)             1,316,171
                                                        ------------          -------------            -------------
                                                           9,329,359              9,039,369                  307,365
                                                        ------------          -------------            -------------
FINANCING
 Bank indebtedness                                         1,055,904              5,803,000                1,800,000
 Issue of common shares, net of issue costs                5,457,625              1,312,517                1,237,278
 Repurchase of shares                                       (753,300)                    --                       --
  Deferred share issue costs                                      --               (837,555)                      --
                                                        ------------          -------------            -------------
                                                           5,760,229              6,277,962                3,037,278
                                                        ------------          -------------            -------------
INVESTING
Capital assets additions                                 (14,958,086)           (20,853,515)              (3,771,581)
Acquisition of Big Horn Resources Ltd.                    (2,190,048)                    --                       --
Acquisition of subsidiaries, net of cash                                                                    (400,000)
Proceeds on disposal of property and equipment             1,700,500              5,764,570                  796,800
Investments                                                  422,000               (250,000)                      --
  Future abandonment and site restoration costs              (22,033)               (19,231)                  (1,413)
                                                        ------------          -------------            -------------
                                                         (15,047,667)           (15,358,176)              (3,376,194)
                                                        ------------          -------------            -------------
Increase (decrease) in cash                                   41,921                (40,845)                 (31,551)
Cash, beginning of year                                        1,443                 42,288                   73,839
                                                        ------------          -------------            -------------
Cash, end of year                                       $     43,364           $      1,443             $     42,288
                                                        ============          =============            =============
Funds from operations per share:
 Basic                                                  $       1.40           $       1.33             $       0.10
 Diluted                                                $       1.40           $       1.23             $       0.10
                                                        ============          =============            =============

During 2001, the Company paid $589,169 (2000 - $815,742 and 1999 - $131,872) of interest on long-term debt.

See accompanying notes to consolidated financial statements



                                   ENTERRA ENERGY CORP. 2001 ANNUAL REPORT    17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000



1.   CORPORATE HISTORY

          Enterra Energy Corp. (formerly Westlinks Resources Ltd.)("Enterra") was formed on June 30, 1998 by the amalgamation of Temba Resources Ltd. ("Temba") and PTR Resources Ltd. ("PTR") in a share-for-share exchange. The combination was recorded using the purchase method of accounting with Temba being identified as the acquirer.

          Effective August 1, 2001 Enterra acquired 100% of the common shares of Big Horn Resources Ltd. ("Big Horn"), a junior oil and gas company listed on the Toronto Stock Exchange, by the way of a plan of arrangement. Consideration consisted of cash of $2,205,447 (not including acquisition costs) and the issuance of 3,496,436 common shares and 7,418,332 preferred shares. The terms of the Series 1 preferred shares are described in note 9. In addition, approximately 460,915 Enterra options were issued in exchange for Big Horn options.

          Effective December 10, 2001 Westlinks Resources Ltd. changed its name to Enterra Energy Corp. A new stock option plan was also adopted at that time.

2.   SIGNIFICANT ACCOUNTING POLICIES

          These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Substantially all of the exploration and production activities of the Company are conducted jointly with others and these financial statements reflect only the Company's proportionate interest in such activities. The consolidated financial statements include the accounts of Big Horn effective from August 1, 2001.

     (a)  Petroleum and natural gas properties

          The Company follows the "full cost" method of accounting for petroleum and natural gas properties. All costs related to the exploration for and the development of oil and gas reserves are capitalized into a single cost centre representing the Company's activity which is undertaken exclusively in Canada. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells. Proceeds from the disposal of properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a major change in the depletion rate.

          Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated gross proven oil and natural gas reserves before royalties as determined by independent engineers. Units of natural gas are converted into barrels of equivalents on a relative energy content basis.

          Capitalized costs, net of accumulated depletion and depreciation, are limited to estimated future net revenues from proven reserves, based on year-end prices, undiscounted, less estimated future abandonment and site restoration costs, general and administrative expenses, financing costs and income taxes.

          Estimated future abandonment and site restoration costs are provided for over the life of proven reserves on a unit-of-production basis. The annual charge is included in depletion and depreciation expense and actual abandonment and site restoration costs are charged to the provision as incurred. The amounts recorded for depletion and depreciation and the provision for future abandonment and site restoration costs are based on estimates of proven reserves and future costs. The recoverable value of capital assets is based on a number of factors including the estimated proven reserves and future costs. By their nature, these estimates are subject to measurement uncertainty and the impact on financial statements of future periods could be material.

     (b)  Income taxes

          The Company follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantially enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

     (c)  Financial instruments

          (i)    Fair value of financial instruments:

                 The Company's financial instruments consist of cash, accounts receivable, bank indebtedness, accounts payable, accrued liabilities and preferred shares. The fair values of all of the Company's financial instruments approximate their carrying values.

          (ii)   Foreign currency exchange risk:

                 The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

          (iii)  Credit risk:

                 A substantial portion of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Company's natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

     (d)  Estimates and assumptions

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.


18     ENTERRA ENERGY CORP. 2001 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000



     (e)  Change in accounting policy

          The Company has changed its method of accounting for petroleum and natural gas properties from the "successful efforts" method to the "full cost" method, as set out in note 2(a).

          Prior to this change of policy, the Company followed the "successful efforts" method whereby the costs to acquire proven and unproven properties and costs to drill development wells and successful exploratory wells were capitalized. Costs of unsuccessful exploratory wells, geological and geophysical activities and lease rentals were expensed. The carrying value of the petroleum and natural gas properties was assessed periodically on a property-by-property basis by comparing the discounted future cash flow and the carrying amount of the petroleum and natural gas properties. When assets were sold, retired or otherwise disposed of, the applicable costs and accumulated depletion and depreciation were removed from the accounts and the resulting gain or loss was recognized.

          The "full cost" method has been adopted retroactively and prior financial statements have been restated. The impact of these changes on the December 31, 2000 and 1999 consolidated financial statements was as follows:

                                                                         2000            1999
                                                                      ----------      ----------
          BALANCE SHEET:
          Capital assets, decrease                                    $  532,276      $  726,449
          Future income tax liability, decrease                          225,539         297,793
          Retained earnings, decrease                                    306,737         428,656

          STATEMENTS OF OPERATIONS AND CASH FLOWS:
          Operating costs, decrease                                         --             2,655
          Depletion, depreciation and site restoration, decrease       1,532,730         136,600
          Gain on sale of oil and gas properties, decrease             1,338,557          91,402
          Future income taxes, increase                                   72,254            --
          Future income tax recovery, decrease                              --           246,884
          Net earnings (loss), increase                                  121,919        (199,031)
          Funds from operations, increase                                   --             2,655
                                                                      ----------      ----------

          Earnings (loss) per share, increase                               0.03           (0.08)
          Funds from operations per share, increase                         --              --
                                                                      ----------      ----------

          The effect of this change on the December 31, 2001 consolidated financial statements is not significant.


     (f)  Per share amounts

          The Canadian Institute of Chartered Accountants has approved a new standard for the computation, presentation and disclosure of per share amounts. The Corporation has retroactively adopted the new standard. The new standard has been applied retroactively with no effect on prior period per share calculations. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

          The weighted average number of common shares outstanding during the years ended December 31, 2001 and 2000 were 6,992,393 and 4,421,844, respectively. In computing diluted earnings per share 5,114 shares (2000 - 6,849 shares and 1999 - nil shares) were added to the weighted average number of common shares outstanding during the year as a result of the dilutive effect of stock options. No adjustments were required to reported earnings or funds from operations in computing diluted per share amounts.

     (g)  Stock-based compensation

          The Company has a stock option plan which is described in note 8. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of consideration paid over the carrying amount of the stock or stock option cancelled is charged to contributed surplus.

     (h)  Comparative figures

          The presentation of certain figures of the previous year has been changed to conform with the presentation adopted for the current year.

     (i)  Revenue recognition

          Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.



                                   ENTERRA ENERGY CORP. 2001 ANNUAL REPORT    19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000


3.   BUSINESS COMBINATION

     Effective August 1, 2001 Enterra acquired 100% of the issued and outstanding shares of Big Horn Resources Ltd. Details of the acquisition are as follows:

     Assets acquired:
       Current assets, excluding cash                                   $ 2,841,106
       Property and equipment                                            46,874,349
                                                                        -----------
                                                                         49,715,455

     Liabilities assumed:
       Current liabilities                                                2,428,687
       Bank indebtedness                                                  8,950,000
       Provision for future abandonment and site restoration costs          280,274
       Future income tax liability                                       11,309,464
                                                                        -----------
                                                                         22,968,425

     Net non-cash assets acquired                                        26,747,030
     Cash acquired                                                           37,599
                                                                        -----------
                                                                        $26,784,629
                                                                        ===========
     Consideration:
       Cash                                                             $ 2,227,647
       Preferred shares (7,418,336 issued)                                6,305,586
       Common shares (3,496,436 issued)                                  18,251,396
                                                                        -----------
                                                                        $26,784,629
                                                                        ===========

     The consideration value attributed to the common shares contemplates an element related to the former stock options of Big Horn that were exchanged for stock options of the Company. However, this element was not considered significant for separate reporting.


4.   PROPERTY AND EQUIPMENT

                                                                                       December 31, 2001
                                                                        -----------------------------------------------
                                                                                         ACCUMULATED
                                                                                         DEPLETION AND
                                                                            COST         DEPRECIATION         NET
                                                                        ------------     -------------     ------------
     Petroleum and natural gas properties                               $ 82,574,219     $  9,939,258      $ 72,634,961
     Office furniture and equipment                                          843,464          338,928           504,536
                                                                        ------------     ------------      ------------
                                                                        $ 83,417,683     $ 10,278,186      $ 73,139,497
                                                                        ============     ============      ============

                                                                                       December 31, 2000
                                                                       -----------------------------------------------
                                                                                         ACCUMULATED
                                                                                         DEPLETION AND
                                                                            COST         DEPRECIATION         NET
                                                                        ------------     -------------     ------------
     Petroleum and natural gas properties                               $ 21,858,219      $ 3,638,387      $ 18,219,832
     Office furniture and equipment                                          156,295           40,653           115,642
                                                                        ------------     ------------      ------------
                                                                        $ 22,014,514      $ 3,679,040      $ 18,335,474
                                                                        ============     ============      ============

     In conducting its ceiling test evaluation the Company followed generally accepted accounting principles which provide for a two-year exemption from write-down where the purchase price of reserves had been determined on a basis which provided a higher amount than the ceiling test value, and where the excess was not considered to represent a permanent impairment in the ultimate recoverable amount. If the two-year exemption had not been used, the Company would have taken a write-down of $8.1 million based on prices at December 31, 2001 of $22.05 per bbl of oil and $3.42 per mcf of gas. Enterra qualified for the exemption in connection of its acquisition of Big Horn in August 2001.

     At December 31, 2001 costs of undeveloped land of $8,053,000 (2000 - $60,253) were excluded from the calculation of depletion expense.


20 ENTERRA ENERGY CORP. 2001 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000


5.   INVESTMENTS

     Investments in Red Raven Resources Inc. and Raptor Capital Corporation were disposed of during 2001 as part of the severance amounts paid to former directors and officers of the Company.

6.   BANK INDEBTEDNESS

     Bank indebtedness represents the outstanding balance under a line of credit of $21,500,000 with the Alberta Treasury Branches. Drawings bear interest at 0.25% above the bank's prime lending rate. Security is provided by a first charge over all of the Company's assets. The balance is repayable on demand.

     While the loan is due on demand, the company is not subject to scheduled repayments. The lender has advised the Company that, subject to annual review of the borrowing base and the Company continuing to comply with the terms of the loan agreement, no payments will be required in 2002.

7.   INCOME TAXES

     The income tax provision is calculated by applying Canadian federal and provincial statutory tax rates to pretax income with adjustments as set out in the following table:

                                                                  2001               2000               1999
                                                              -----------        -----------        -----------
     Earnings before income taxes                             $ 2,299,055        $ 4,175,178        $  (248,558)
                                                              -----------        -----------        -----------
     Combined federal and provincial income tax rate                 42.6%              44.6%              44.6%
                                                              -----------        -----------        -----------
     Computed income tax provision                                979,397          1,862,964           (110,857)
     Increase (decrease) resulting from:
     Resource allowance                                        (1,211,828)          (942,523)           (72,470)
     Non-deductible Crown royalties, net of ARTC                  781,332            864,085             74,796
     Capital loss carryforward not previously recognized               --                 --           (100,395)
     Non-taxable portion of capital gain                               --                 --            (17,848)
     Capital taxes                                                120,000                 --                 --
     Other                                                         13,099            (62,467)             1,243
     Change in valuation allowance                                     --                 --            225,531
                                                              -----------        -----------        -----------
                                                              $   682,000        $ 1,722,059        $        --
                                                              ===========        ===========        ===========

     The components of the net future income tax liability at December 31, 2001 were as follows:

     Future income tax assets:
       Share issue costs                            $   916,709
       Future abandonment and site restoration          239,973
       Deferred gain                                    243,236
                                                    -----------
                                                      1,399,918

     Future income tax liabilities:
       Property, plant and equipment                 12,559,019
                                                    -----------
     Net future income tax liability                $11,159,101
                                                    ===========

     At December 31, 2001 the Company had approximately $43,152,000 (2000 - $17,001,000) of tax pools available to reduce future taxable income.



                                      ENTERRA ENERGY CORP. 2001 ANNUAL REPORT 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000



8.   SHARE CAPITAL

     (a)  Authorized:

               Unlimited number of voting common shares without nominal or par value.

               Unlimited number of preferred shares issuable in one or more series.

     (b)  Issued:

                                                                                NUMBER OF
                                                                              COMMON SHARES        AMOUNT
                                                                              -------------     ------------

          Balance, December 31, 1999                                            4,042,639       $  3,512,830
          Issued on exercise of options                                           402,500            415,000
          Issued on conversion of warrants                                        150,000          1,104,016
                                                                                ---------       ------------
          Balance, December 31, 2000                                            4,595,139          5,031,846
          Issued for cash on exercise of options                                   43,500             99,450
          Issued for cash pursuant to public offerings                          1,035,000          7,081,024
          Issued on acquisition of property and equipment                         213,047          1,300,000
          Issued on acquisition of Big Horn Resources Ltd.                      3,496,436         18,251,396
          Shares repurchased                                                     (232,500)          (753,300)
          Issue costs incurred, net of income tax benefit of $1,118,251                --         (1,442,153)
                                                                                ---------       ------------
          Balance, December 31, 2001                                            9,150,622       $ 29,568,263
                                                                                =========       ============


     (c)  Options:

                                                                                                 WEIGHTED-
                                                                                NUMBER OF         AVERAGE
                                                                                 OPTIONS       EXERCISE PRICE
                                                                                ---------      --------------
          Outstanding at January 1, 2000                                          260,000         $   1.00
          Options granted                                                         573,000         $   4.60
          Options exercised                                                      (402,500)        $   1.03
                                                                                 --------         --------
          Outstanding at December 31, 2000                                        430,500         $   5.76
          Options granted                                                         990,000         $   4.41
          Options exercised                                                       (43,500)        $   2.29
          Options cancelled                                                      (577,000)        $   6.15
                                                                                 --------         --------
          Outstanding at December 31, 2001                                        800,000         $   4.00
                                                                                 --------         --------
          Options exercisable at December 31, 2001                                174,223         $   4.00
                                                                                 ========         ========


          There were 800,000 options outstanding at December 31, 2001. These options are exercisable at $4.00 and expire on November 2, 2005.

     (d)  Warrants:

                                                                                                 WEIGHTED
                                                                                NUMBER OF        AVERAGE
                                                                                WARRANTS          PRICE
                                                                                ---------       ---------

          Balance, December 31, 1999                                              302,000        CDN$ 2.50
            Issued pursuant to bridge financing                                   150,000         US$ 4.00
            Expired during year                                                  (302,000)
            Converted to common shares                                           (150,000)
                                                                                ---------        ---------
          Balance, December 31, 2000                                                   --
            Issued pursuant to public offering                                  1,000,000         US$ 3.50
            Issued pursuant to underwriters agreement                             100,000         US$ 5.40
                                                                                ---------        ---------
          Balance, December 31, 2001                                            1,100,000         US$ 3.67
                                                                                =========        =========

          On January 17, 2001, the Company completed a public offering in the United States. The offering consisted of 1,000,000 units of one common share and one share purchase warrant for US$4.55 per unit. The share purchase warrants are exercisable until April 17, 2002 at US$3.50 per share. The 100,000 share purchase warrants related to the underwriters agreement are exercisable at US$5.40 per share starting January 16, 2002 and may be exercised for a four year period thereafter. See note 12(c).



22     ENTERRA ENERGY CORP. 2001 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000




9.   SERIES 1 PREFERRED SHARES:

          At December 31, 2001 there were 7,418,336 Series 1 preferred shares outstanding. These shares are nonvoting. They are transferable. Holders of these shares are not entitled to receive any dividends until the first anniversary of the date of issue, which was August 16, 2001. Subsequent to August 16, 2002 holders of these shares are entitled to receive a fixed cumulative dividend of $0.085 per share per annum, payable quarterly. These shares are redeemable at any time by the Company for $0.85 per share. Holders of these shares may require the Company to redeem all or any of these shares, at $0.85 per share, at any time following August 16, 2002. There is no market for these shares and none is expected to develop. See note 12(a).

10.  FINANCIAL INSTRUMENTS

          Effective January 31, 2001, the Company settled a fixed price contract eliminating the requirement to deliver set physical quantities of oil at fixed prices. Upon the cancellation of the contract the Company received approximately $1,680,000, which will be recognized over the term of the contract. At December 31, 2001 the remaining deferred gain related to this settlement was $761,302.

11.  COMMITMENTS

          The Company entered into a zero cost collar arrangement during 2001 which provides a floor price of US$20 per barrel and a ceiling price of US$24 per barrel for 500 barrels of oil per day. The contract is effective from November 1, 2001 through April 30, 2002.

12.  SUBSEQUENT EVENTS

     (a) On March 26, 2002 the Company purchased 6,123,870 of its Series 1 preferred shares for $2.3 million, resulting in a gain on redemption of $2,905,290.

     (b) On March 28, 2002 the Company agreed to issue 400,000 warrants to an arm's length U.S.-based consulting firm in connection with a potential debt financing in the United States. The warrants are to have a two-year term and are subject to different pricing (100,000 warrants at US$2.60, 100,000 at US$3.30 and 200,000 at US$4.00). The US$2.60
          warrants are to vest upon the execution of a nonbinding letter of intent relating to the proposed financing. The US$3.30 and US$4.00 warrants are to vest only on the successful closing and funding of the proposed financing.

     (C) On April 12, 2002 the Company was granted a 30-day extension for the 1,000,000 share purchase warrants which were exercisable until April 17, 2002. The expiry date was extended to May 17, 2002.

13.  UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

          The Company's consolidated financial statements have been prepared in Canadian Dollars and in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in some respects from those in the United States ("U.S. GAAP"). Any differences in accounting principles as they pertain to the accompanying consolidated financial statements were insignificant except as described below:

     (a)  Property and equipment:

          The Company performs a cost recovery ceiling test which limits net capitalized costs to the undiscounted estimated future net revenue from proven oil and gas reserves plus the cost of unproven properties less impairment, using year-end prices or average prices in that year, if appropriate. In addition, the value is further limited by including financing costs, administration expenses, future abandonment and site restoration costs and income taxes. Under U.S. GAAP, companies using the "full cost" method of accounting for oil and gas producing activities perform a ceiling test using discounted estimated future net revenue from proven oil and gas reserves using a discount factor of 10%. Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year-end. Financing and administration costs are excluded from the calculation under U.S. GAAP. At December 31, 2001 the Company would have realized a U.S. GAAP ceiling test write-down of $17.5 million (after tax).

     (b)  Provision for future abandonment and site restoration:

          Under U.S. GAAP, the provision for future abandonment and site restoration costs is recorded as a reduction of property and equipment.

     (C)  Investments:

          Under U.S. GAAP, the Company's investments would be classified as "Available-For-Sale" in accordance with definitions per SFAS 117 and the securities be recorded at fair market value. Unrealized gains and losses net of related income taxes are included in comprehensive income and reported as a separate component of shareholders' equity.

     (d)  Long-term debt:

          U.S. GAAP requires that demand loans be classified as a current liability unless the Company intends to refinance on a long-term basis and the intent is supported by the ability to refinance. At December 31, 2000, the Company had supported its ability to refinance this demand facility.



                                   ENTERRA ENERGY CORP. 2001 ANNUAL REPORT    23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000




(e)  Financial instruments:

          Effective January 1, 2001, the Company adopted, for U.S. GAAP, the provisions of SFAS 133 which established new accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. At December 31, 2001, under Canadian GAAP, the Company had a deferred gain resulting from the settlement of a fixed price contract, which is being amortized over the term of the contract. Under U.S. GAAP, this gain, net of related income taxes, would be included in income as it did not qualify for hedge accounting under SFAS 133.

     (f)  Comprehensive income:

          Under U.S. GAAP, SFAS 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

     (g)  Stock-based compensation:

          Under U.S. GAAP, SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. During 2001, the Company granted 119,500 stock options to non-employees. Had compensation cost for these stock options been determined based on their fair market value at the grant dates of the awards, the Company's pre-tax income for the year would have decreased by $90,294. The weighted average fair market value of options granted to non-employees in 2001 was $0.76 per option. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 5%, volatility of 30% and expected life of five years. During 2001, all of the options outstanding were repriced. As all options were "out of the money" at December 31, 2001, no compensation expense would have been recorded under U.S. GAAP.

     (h)  Balance sheets:

          The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Company:

                                                                       2001                                   2000
                                                          -------------------------------        -------------------------------
                                                            CANADIAN            U.S.               CANADIAN             U.S.
                                                              GAAP              GAAP                 GAAP               GAAP
                                                          ------------       ------------        ------------       ------------
                                                                                                  (restated)         (restated)
          Assets

          Current assets                                  $  6,923,061       $  6,923,061        $  2,506,439       $  2,506,439
          Capital assets (a)(b)                             73,139,497         43,692,704          18,335,474         18,084,627
          Investments (c)                                           --                 --             422,000            647,000
          Deferred share issue costs                                --                 --             837,555            837,555
                                                          ------------       ------------        ------------       ------------
                                                          $ 80,062,558       $ 50,615,765        $ 22,101,468       $ 22,075,621
                                                          ============       ============        ============       ============

          Liabilities

          Current liabilities (d)                         $  9,152,492       $ 27,651,690        $  5,671,120       $  5,671,120
          Long-term debt (d)                                18,408,904                 --           8,403,000          8,403,000
          Future income taxes (a,c,e,g)                     11,159,101            285,850             405,888            456,063
          Provision for future site restoration (b)            751,088                 --             250,847                 --
          Deferred gain (e)                                    761,302                 --                  --                 --
          Series 1 preferred shares                          6,305,586          6,305,586                  --                 --
                                                          ============       ============        ============       ============
                                                            46,538,473         34,243,126          14,730,855         14,530,183
          Shareholders' equity:
             Share capital                                  29,568,263         29,568,263           5,031,846          5,077,359
             Comprehensive income (c, f)                            --                 --                  --            174,825
             Retained earnings (deficit)                     3,955,822        (13,195,624)          2,338,767          2,293,254
                                                          ------------       ------------        ------------       ------------
                                                            33,524,085         16,372,639           7,370,613          7,545,438
                                                          ------------       ------------        ------------       ------------
                                                          $ 80,062,558       $ 50,615,765        $ 22,101,468       $ 22,075,621
                                                          ============       ============        ============       ============




24     ENTERRA ENERGY CORP. 2001 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000



     (i)  Income statements:

          The adjustments using U.S. GAAP would result in the following changes to the consolidated financial statements of the Company:

                                                                                         2001             2000             1999
                                                                                      ------------     ------------    ------------
                                                                                                        (restated)      (restated)
          Net earnings (loss) under Canadian GAAP                                     $  1,617,055     $  2,453,119    $   (248,558)

          Adjustments:
           Full cost accounting (a)                                                    (28,695,705)            --              --
           Related income taxes                                                         11,159,101             --              --
           Hedging gain (e)                                                                761,302             --              --
           Related income taxes                                                           (324,315)            --              --
           Stock-based compensation (g)                                                    (90,294)            --              --
           Related income taxes                                                             38,465             --              --
                                                                                      ------------     ------------    ------------
          Net earnings (loss) under U.S. GAAP                                          (15,534,391)       2,453,119        (248,558)

          Other comprehensive income:
           Unrealized (realized) gain on investments, net of income tax effect (c)            --            174,825         (79,842)
                                                                                      ------------     ------------    ------------
          Comprehensive income (loss)                                                 $(15,534,391)    $  2,627,944    $   (328,400)
                                                                                      ============     ============    ============

          Earnings (loss) per share:
           Basic                                                                      $      (2.22)    $       0.53    $      (0.13)
           Diluted                                                                    $      (2.22)    $       0.52    $      (0.13)
                                                                                      ============     ============    ============







                                   ENTERRA ENERGY CORP. 2001 ANNUAL REPORT    25

MESSAGE FROM THE CHAIRMAN

There has been a great deal of discussion recently about financial disclosure and accounting principles, especially in light of the collapse of Enron Corp. and the resulting shockwaves it sent throughout the accounting profession.

(PHOTO OF JOHN P. McGRAIN)

The Board of Directors of Enterra is committed to the concept of full and fair disclosure of all of the Company's operations, assets and liabilities. This is especially important for our shareholders because Enterra, being a small company, does not have the benefit of multiple research coverage from various brokerage houses. By and large, our shareholders are not large institutional investors which generally have a better grasp of the various accounting principles governing the presentation and disclosure of our Company's earnings and cash flow.

As your chairman there are several ways I evaluate Enterra's progress and report that progress to you. I believe that the critical component to any oil and gas company's success is its cash flow. Without strong cash flows Enterra cannot sustain and expand its production from year to year.

While GAAP earnings are important as a factor in evaluating Enterra's growth, I apply a stronger focus on the Company's cash flow behavior because I believe it is more representative of the Company's performance. While GAAP earnings are an important component of our reported results, I believe that cash flow is a better measure of performance because it is unaffected by one-time gains or losses from the sale of an asset or by non-cash expenses like depletion.

Both GAAP numbers and cash numbers are necessary in order to get a complete picture of the Company's financial results. It is my view that cash flow is a more representative measure of our success. I believe that the market has accepted this view and that our shareholders, along with analysts and other stakeholders, support the reporting of cash earnings along with GAAP earnings.

Our stock's performance is usually rated more as a multiple of cash flow than earnings.

Our cash flow growth since 1998, as shown in the chart below, is a good barometer of our growth. We fully expect to continue this pattern in the years to come.



/s/ John P. McGrain


John, P. McGrain
Chairman


(CASH FLOWS CHART)


26 ENTERRA ENERGY CORP. 2001 ANNUAL REPORT

CORPORATE INFORMATION

HEAD OFFICE

2600, 500 - 4th Ave. S.W.
Calgary, AB T2P 2V6
Tel (403) 263-0262
Fax (403) 294-1197

www.enterraenergy.com

AUDITORS

KPMG LLP
Chartered Accountants
Calgary, AB

SOLICITORS

Donahue & Partners
Calgary, AB

BANKERS

Alberta Treasury Branches
Calgary, AB

TRANSFER AGENT

Olympia Trust Company
Calgary, AB

STOCK EXCHANGE LISTINGS

Nasdaq (symbol: EENC)
TSX Venture (symbol: ENT)

ABBREVIATIONS

bopd        barrels of oil per day

mcf/day     thousands of cubic feet per day

boe/day     barrels of oil equivalent per day (6 mcf equivalent to 1 bbl)

boe         barrels of oil equivalent (6 mcf equivalent to 1 bbl)

mboe        thousands of barrels of oil equivalent

mmcf/day    millions of cubic feet per day


DIRECTORS

Walter A. Dawson*
Reg J. Greenslade
H.S. (Scobey) Hartley*
Thomas J. Jacobsen
John P. McGrain*

OFFICERS

John P. McGrain
Chairman

Reg J. Greenslade
President and Chief Executive Officer

Thomas J. Jacobsen
Chief Operating Officer

Luc Chartrand, C.A.
Chief Financial Officer

Trevor Spagrud
Vice President Operations

Don Almond
Vice President Production

Rick McHardy
Corporate Secretary


*Member, Audit Committee



ANNUAL GENERAL MEETING

THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS WILL BE HELD ON FRIDAY JUNE 7, 2002 AT 10:00 AM AT THE 400 CLUB, 710 - 4TH AVENUE S.W., CALGARY, ALBERTA.

SHAREHOLDERS ARE ENCOURAGED TO ATTEND AND THOSE UNABLE TO DO SO ARE REQUESTED TO COMPLETE AND RETURN THE PROXY FORM TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT, OLYMPIA TRUST COMPANY.

ENTERRA ENERGY CORP.
HEAD OFFICE
2600, 500 - 4th Ave. S.W.
Calgary, AB T2P 2V6
Tel (403) 263-0262
Fax (403) 294-1197

www.enterraenergy.com

AUDITORS' REPORT

To the Shareholders

We have audited the consolidated balance sheets of Enterra Energy Corp. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also audited the adjustments described in note 2(e) to the consolidated financial statements that were applied to restate the consolidated financial statements for the year ended December 31, 1999. In our opinion, such adjustments are appropriate and have been properly applied. The 1999 financial statements, prior to such adjustments, were audited by other auditors who expressed an opinion without reservation on these statements in their report dated March 31, 2000.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2001 and shareholders' equity as at December 31, 2001 and 2000 to the extent summarized in note 13 to the consolidated financial statements.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
March 6, 2002, except as to note 12,
which is as of April 12, 2002

AUDITORS' REPORT

To the Shareholders

We have audited the consolidated balance sheets of Enterra Energy Corp. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also audited the adjustments described in note 2(e) to the consolidated financial statements that were applied to restate the consolidated financial statements for the year ended December 31, 1999. In our opinion, such adjustments are appropriate and have been properly applied.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2001 and shareholders' equity as at December 31, 2001 and 2000 to the extent summarized in note 13 to the consolidated financial statements.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
March 6, 2002, except as to note 12,
which is as of April 12, 2002

[LETTERHEAD - COLLINS BARROWS]

                                              COLLINS BARROW CALGARY LLP
                                              1400 First Alberta Place
                                              777 - 8th Avenue S.W.
                                              Calgary, Alberta, Canada
                                              T2P 3R5

                                              T. 403. 298.1500
                                              F. 403. 298.5814
                                              email: calgary@collinsbarrow.com


AUDITORS' REPORT

--------------------------------------------------------------------------------

To the Shareholders
Westlinks Resources Ltd.
(now Enterra Energy Corp.)

We have audited the consolidated balance sheets of WestLinks Resources Ltd. (now Enterra Energy Corp.) as at December 31, 1999 and 1998 and the consolidated statements of income (loss) and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We performed our audit of the consolidated financial statements under the successful efforts basis of accounting for property and equipment. We have not audited the adjustments described in note 2(e) to the consolidated financial statements to restate the consolidated financial statements from successful efforts to the full cost basis of accounting for property and equipment.

In our opinion, except for the adjustments to restate the accounting basis from successful efforts to full cost, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended.

                                                  /s/ Collins Barrow Calgary LLP
                                                  CHARTERED ACCOUNTANTS

Calgary, Alberta
March 31, 2000