Form 20-F/A
period 2001-12-31
ENTERRA ENERGY CORP
filed 2002-08-15
CIK 1116377

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

Suite 2600, 500 – 4th Avenue S.W.

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

Item 17 [X ] Item 18 [  ]

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not applicable

ITEM 2. Offer Statistics and Expected Timetable

Not applicable

ITEM 3. Key Information - Selected Financial Data

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents a summary of our consolidated statement of operations derived from our financial statements for 1999, 2000 and 2001. The monetary amounts in the table are based on Canadian GAAP. The 1999 and 2000 results have been restated to reflect the change in its method of accounting for petroleum and natural gas properties from the "successful efforts" method to the "full costs" method. All data presented below should be read in conjunction with the "Management’s Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes included elsewhere in this Form 20-F .

Consolidated statements of operations data:

(In thousand’s, except per share data)
	2001	2000	1999
	C$	C$	C$
Net revenue	$20,264	$ 16,700	$ 2,515

Royalties, net of ARTC	3,182	3,310	442
Production expenses	5,830	4,030	782
General and administrative expenses	565	1,391	862
Interest	589	833	132
Depreciation and depletion	6,870	2,960	705
	17,036	12,524	2,923
Earnings (loss) from operations	$ 3,228	$ 4,176	($ 408)
Net earnings (loss) for the year	$ 1,617	$ 2,453	($ 249)
Basic earnings (loss) per share	$ 0.23	$ 0.55	($ 0.10)

The following table indicates a summary of our consolidated balance sheets as of December 31, 2000 and 2001. The monetary amounts in the table are based on Canadian GAAP. The 2000 results have been restated to reflect the change in its method of accounting for petroleum and natural gas properties from the "successful efforts" method to the "full costs" method.

Consolidated balance sheet data:

(In thousand’s)
	2001	2000
	C$	C$
Cash and short term investments	$ 43	$ 1
Accounts receivable and prepaids	6,880	2,505
Capital assets	73,139	18,868
Total assets	80,063	22,634
Total stockholders’ equity	33,524	7,677

Exchange Rate Information

We publish our consolidated financial statements in Canadian dollars. In this annual report, except where otherwise indicated, all dollar amounts are stated in Canadian dollars. References to "$" or "C$" are to Canadian dollars and references to "US$" are to U.S. dollars. The following table sets forth for each period indicated the period end exchange rates for conversion of U.S. dollars to Canadian dollars, the average exchange rates on the last day of each month during such period and the high and low exchange rates during such period. These rates are based on the noon buying rate in New York City, expressed in U.S. dollars, for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rates are presented as Canadian dollars per $1.00. On December 31, 2001, the noon buying rate was US$1.00 equals C$1.5911 and the inverse noon buying rate was C$1.00 equals US$0.6285.

	2001	2000	1999	1998	1997
End of period	0.6285	0.6669	0.6918	0.6538	0.6996
Average for the period	0.6456	0.6732	0.6691	0.6693	0.7207
High during the period	0.6714	0.6969	0.6935	0.7124	0.7497
Low during the period	0.6227	0.6410	0.6464	0.6311	0.6938

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

Risks related to our industry and business

We have a working capital deficiency at December 31, 2001; our Credit facilities can be called at any time.

At December 31, 2001, we had a working capital deficiency of C$2,229,431, which means our current liabilities exceeded our current assets by that amount. Using the principles of U.S. GAAP, all of our long-term debt would be classified as a current liability resulting in a working capital deficiency of C$20,728,629. Our credit facilities are all on a demand basis and could be called for repayment at any time.

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

Our revenue, profitability and future rate of growth depend substantially upon prevailing prices for crude oil and natural gas. Crude oil and natural gas prices fluctuate and until recently have declined significantly. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. In 1998 and 1999, we reduced our capital expenditures budget because of lower crude oil and natural gas prices. In addition, we may have ceiling test write-downs when prices decline. At December 31, 2001 the Company would have realized a U.S. GAAP ceiling test write-down of C$17.5 million (after tax). Lower prices may also reduce the amount of crude oil and natural gas that we can produce economically.

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

The Company changed its method of accounting for petroleum and natural gas properties from the "successful efforts" method to the "full cost" method in 2001. All costs related to the exploration for and the development of oil and gas reserves are capitalized into a single cost centre representing the Company’s activity which is undertaken exclusively in Canada. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells. Proceeds from the disposal of properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a major change in the depletion rate. Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated gross proven oil and natural gas reserves before royalties as determined by independent engineers. Units of natural gas are converted into barrels of equivalents on a relative energy content basis. Capitalized costs, net of accumulated depletion and depreciation, are limited to estimated future net revenues from proven reserves, based on year-end prices, undiscounted, less estimated future abandonment and site restoration costs, general and administrative expenses, financing costs and income taxes. Estimated future abandonment and site restoration costs are provided for over the life of proven reserves on a unit-of-production basis. The annual charge is included in depletion and depreciation expense and actual abandonment and site restoration costs are charged to the provision as incurred. The amounts recorded for depletion and depreciation and the provision for future abandonment and site restoration costs are based on estimates of proven reserves and future costs. The recoverable value of capital assets is based on a number of factors including the estimated proven reserves and future costs. By their nature, these estimates are subject to measurement uncertainty and the impact on financial statements of future periods could be material.

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

The risk that the Company will be required to write down the carrying value of crude oil and natural gas properties increases when crude oil and natural gas prices are low or volatile. The Company may experience additional ceiling test write-downs in the future.

Prior to 2001, the Company followed the "successful efforts" method of accounting for our oil and gas exploration and development costs. The initial acquisition costs of oil and gas properties and the costs of drilling and equipping development wells and successful exploratory wells were capitalized. The costs of exploration wells classified as unsuccessful were charged to expense. All other exploration expenditures, including geological and geophysical costs and annual rentals on exploratory acreage, were charged to expense as incurred. Under successful efforts accounting rules, the net capitalized cost of oil and gas properties could not exceed a "ceiling limit" which was based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. If net capitalized costs of crude oil and natural gas properties exceeded the ceiling limit, the amount of the excess was charged to earnings. This is called a "ceiling limitation write-down." This charge did not impact cash flow from operating activities, but did reduce stockholders' equity. In 1997 and 2000, the Company recorded a write-down of $ 3.8 million and $0.5 million respectively, as a result of a downward adjustment to our proved reserves in Canada.

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

Effective August 1, 2001 Enterra acquired 100% of the common shares of Big Horn Resources Ltd. ("Big Horn"), a junior oil and gas company listed on the Toronto Stock Exchange, by the way of a plan of arrangement. Consideration consisted of cash of C$2,205,447 (not including acquisition costs) and the issuance of 3,496,436 common shares and 7,418,332 preferred shares. In addition, approximately 460,915 Enterra options were issued in exchange for Big Horn options.

Effective December 10, 2001 Westlinks Resources Ltd. changed its name to Enterra Energy Corp.

Our Business

We are an operating oil and gas company that drills, acquires, operates and exploits crude oil and natural gas wells in our core areas in Western Canada. Our capital budget for 2002 is approximately C$25 million, subject to available funds, earmarked for development and exploitation programs focused almost exclusively in Alberta, Canada. We anticipate drilling approximately 50 wells during 2002, subject to the results of our analysis of seismic studies and the results of our previous drilling, and the development of new opportunities as the year progresses.

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

Business Strategy

As a result of the Big Horn acquisition a new management team is in place at Enterra. Big Horn’s previous management was the surviving management group following the August 1, 2001 Big Horn acquisition. Prior to 2001, Enterra (then known as Westlinks) was an acquisition driven company. Big Horn, on the other hand, was a full cycle oil and gas producer, focused on exploration and development. The new management at Enterra will be more focused in 2002 on its exploration, development and exploitation programs than on corporate or property acquisitions.

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

Cost Effective Acquisitions

While our main focus is the exploitation and development of our properties, we will pursue acquisitions of oil and gas producing properties but only at prices that allow the base production for the property to pay the acquisition cost within a reasonable time frame. We attempt to avoid paying for unproven reserves in the purchase price.

Emphasis on Development Drilling

We concentrate our drilling activities on low risk development wells located in or near our established core production areas. This strategy helps to reduce risk and costs, and enables new wells to be put on production more quickly. We do engage in exploratory drilling but only when the potential rewards justify the risks involved.

Use of Seismic and Other Data in Site Selection

We use the analysis of seismic data, including three-dimensional seismic, whenever its use is appropriate for the geology and is cost effective, to further minimize drilling risk. We also use information from adjacent wells, including petrophysical data, production records and completion data to help reduce our risk and costs.

Selection of Properties

We select properties for acquisition and development where we believe we can become the operator and that we believe offer us the opportunity to reduce operating costs and maximize economies of scale, thereby improving operating profitability. We have used this strategy in the development of our core areas in Alberta and Saskatchewan, focusing on areas of moderate drilling costs, multi-zone potential, year round accessibility and good gas plant and pipeline infrastructure.

Properties

Enterra's core areas included the Peace River Arch area of Alberta, West Central Alberta and South West Saskatchewan, in addition to its core fields at Sounding Lake and Sylvan Lake. Enterra also has a substantial inventory of prospects, the development of which could potentially double the size of the Company’s existing production and reserve base. In accordance with the standard practice in the Canadian oil and gas industry, the working interests described below are the percentage ownership of the oil and gas production before payment of royalties.

NORTHWEST ALBERTA

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

Gordondale

Enterra acquired interests ranging from 30% to 100% in five contiguous sections of land in the Gordondale area of Northwest Alberta. This exploration area is gas prone in up to eight formations ranging from the Doe Creek at depths of less than 200 m to the Debolt formation at a depth of 2450 m. Enterra shot a 3-D seismic program over the area in 2001 and identified several locations with multi zone potential. In early 2002, the first well was drilled, encountering gas potential in the Kiskatinaw, Taylor Flats, Montney and Halfway formations. The Company completed the Kiskatinaw formation which had an initial production rate of approximately 2 mmcf/day. . Enterra has plans to drill several more development and exploration wells at Gordondale and estimates net deliverability from the area could exceed 500 boe/day.

Rolla

A significant Dunvegan gas pool was discovered in Northwest Alberta in late 2000. Two wells were drilled in 2001 that are each capable of producing over 1 mmcf/day.  The gas was tied into a nearby plant in early 2002. The two wells are currently flowing a combined rate 1 mmcf/day net to Enterra. The Company has also identified other locations on its lands that will be drilled in 2002. Enterra has a 50% interest at Rolla.

CENTRAL ALBERTA

Sounding Lake

Sounding Lake continues to be Enterra’s largest area in terms of production, representing approximately 25% of the Company’s 2001 production. Enterra’s focus on the area will remain strong through 2002 with an aggressive drilling schedule combined with additional reduction in operating costs. The majority of production and future activity in the area will target Dina and Cummings oil. A highlight at Sounding Lake in 2001 was the discovery of a new Belly River gas pool. Two wells are now producing from this pool at facility restricted rates of 1.5 mmcf/day net to the Company.  Enterra also structured a unique farmout arrangement to construct a central facility, optimize and infill drill the Sounding Lake North oil pool. This farmout arrangement will maximize value to Enterra by eliminating required 2002 capital expenditures and reducing operating expenses. Enterra will also continue development of the Sounding Lake East, Rex oil discovery. The Company will shoot a 3-D seismic survey in mid 2002 to substantiate four geologically defined locations. The discovery well, drilled in 1997, has produced 65 mbbls of oil and is still producing 50 bbls/day.

Sylvan Lake

Enterra continues to be excited about the Pekisko infill development potential at Sylvan Lake. Geological mapping and petrophysics suggest that there are at least six infill drilling locations. Defined by their proximity to an area of the reservoir that has undergone dolomitization. This process increases the porosity and permeability of the predominately limestone reservoir. Although the best producer at Sylvan Lake is capable of producing in excess of 100 bbl/d, Enterra is targeting production from the six infill wells to be 75 bbls/day of oil per well. Enterra also successfully recompleted a suspended well at Sylvan Lake to a Viking gas producer. This well is expected to be tied in and on stream by June 2002 at an initial rate of 1 mmcf/day.

SOUTHWEST SASKATCHEWAN

Superb

Enterra acquired a shut in Waseca oil pool in Southwest Saskatchewan for $2.8 million in June of 2001. The Company equipped and reactivated four existing producers. Combined gross production from these wells is 250 bbls/day. Late in 2001, Enterra added four Waseca infill oil wells.

NEW PROSPECTS

One of Enterra’s most valuable asset is its inventory of future projects. The development of these prospects has the potential to double the size of the Company’s existing production and reserve base. New prospects are constantly added to our inventory in order to maintain our growth from year to year. The Company’s strategy is to maintain a balanced inventory of exploration and development prospects. In accordance with the standard practice in the Canadian oil and gas industry, the working interests described below are the percentage ownership of the oil and gas production before payment of royalties.

Reserves and Present Value Summary

The estimated oil and natural gas reserves of Enterra and the associated estimated present value of estimated future net cash flows have been evaluated in a report as of January 1, 2002 prepared by McDaniel & Associates Consultants Ltd. ("McDaniel"), independent petroleum engineers of Calgary, Alberta.

The following table is based on the McDaniel report that shows the estimated share of the remaining oil, natural gas and natural gas liquids attributable to Enterra and the estimated present value of estimated future net cash flows for these reserves, using constant prices and costs. All estimates of present value of future net cash flows are stated after provision for capital expenditures required to generate such revenues but prior to provision for indirect costs such as general and administrative overhead, income taxes or interest expense. It should not be assumed that the estimated present values of future net cash flows are representative of the fair market value of the reserves. These recovery and reserve estimates of Enterra’s interests in the described properties are estimates only; the actual reserves in the properties in which we have an interest may be more or less than those calculated. Assumptions and qualifications relating to costs, prices and other matters are summarized in the notes to the following table. The extent and character of the material information supplied by Enterra including, but not limited to, ownership, well data, production, price, revenues, operating costs and contracts were relied upon by McDaniel in preparing the report. In the absence of such information, McDaniel relied upon their opinion of reasonable practice in the industry. The McDaniel report may be examined at the office of Enterra located at Suite 2600, 500- 4th Avenue S.W., Calgary, Alberta during normal business hours. All monetary amounts are expressed in Canadian dollars.

Enterra Energy Corp.

Estimated Petroleum and Natural Gas Reserves and Net Present Value

January 1, 2002
	Oil & NGL’s		Natural Gas
					NPV
	Gross	Net	Gross	Net
	Mstb	Mtsb	MMcf	MMcf	0%	10%	15%
Proved Developed	3,430.6	2,867.4	7,684.4	5,773.0	75,568	53,330	47,103
Proved Developed Non-Producing	308.9	264.0	2,221.3	1,624.2	10,778	7,913	6,975
Proved Undeveloped	393.1	341.0	801.0	654.0	6,785	4,525	3,786
Total Proved	4,132.6	3,472.4	10,706.7	8,051.2	93,131	65,768	57,864

__________

Notes:

(1) Definitions:

"ARTC" means the Alberta Royalty Tax Credit.

"NGL" means natural gas liquids.

"Gross" means the total of Enterra’s working interest share of reserves before deduction of Royalties.

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

(2) The commodity prices used in the McDaniel report are based on average actual field prices in effect during 2001. These prices are being held unescalated throughout the term of the report. A summary of the constant prices used in the McDaniel report are shown below.
Crude oil		Natural Gas Liquids (C$/bbl)
West Texas Intermediate (US$/bbl)	$25.97	Propane	$29.17
Edmonton Light Crude (C$/bbl)	$39.60	Field butane	$28.46
Bow River Medium Crude (C$/bbl)	$27.50	NGL mix	$30.85
Hardisty Heavy (C$/bbl)	$18.00	Natural Gasolines & Condensate	$39.60

Natural Gas (C$/Mmbtu)
Alberta Average	$5.25
Transcanada Gas Services Ltd.	$5.44
Pan Alberta Gas Ltd.	$5.04
Progas	$5.00
Spot Sales	$5.28
Saskatchewan Average	$5.70
Can West Plant Gate (B.C.)	$6.55

Historical Reserves

The following table sets out Enterra’s proved oil and gas reserves, before royalties, at December 31, 2001, 2000, 1999, 1998 and 1997 respectively. The amounts for December 31, 2001 are based upon a report prepared for Enterra by McDaniel at January 1, 2002. The monetary amounts are expressed in Canadian dollars. The reserve numbers for December 31, 1998 and 1997 were prepared internally by Enterra, based upon reserve reports prepared at various dates by independent engineering firms and adjusted for actual production. Present value amounts are not available as it is not feasible to redo such calculations after the fact.
	December 31,
	2001	2000	1999	1998	1997
Proved Producing Reserves:
Oil and NGL’s (thousands of barrels)	3,431	1,612	1,054	588	560
Gas (millions of cubic feet)	7,684	713	107	417	2,957

Proved reserves:
Oil and NGL’s (thousands of barrels)	4,133	2,331	1,539	604	560
Gas (millions of cubic feet)	10,707	976	617	417	5,873

Land Holdings

At December 31, 2001 Enterra had the following land holdings

	Gross	Net
Developed acres	41,605	22,646
Undeveloped acres	89,296	58,590
Total acres	130,901	81,236

Production

The following table summarizes Enterra’s working interest production, before royalties, during the periods indicated.
	Years ended December 31,
	2001	2000	1999	1998	1997
Oil and NGL’s (MBbls)	582	410	93	86	79
Gas (MMcf)	680	63	61	220	58
Total (MBOE)	695	421	100	108	85
Average Production in BOEPD	1,906	1,150	274	296	233

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

Drilling

Enterra’s drilling history is as follows (there were no wells drilled in 1997 and 1999) :
	2001	2000	1998
Wells drilled	Gross (Net)	Gross (Net)	Gross (Net)

Oil	9 (4.97)	9 (8.26)	0 (0.00)
Natural Gas	8 (3.78)	2 (1.27)	0 (0.00)
Abandoned	3 (1.84)	2 (1.14)	1 (0.13)
Total	20 (10.59)	13 (10.67)	1 (0.13)

__________

Notes:

(1) "Gross" wells means the number of whole wells.

(2) "Net" wells means Enterra’s working interest in the gross wells.

Capital Expenditures

The following table summarizes the capital expenditures made by Enterra during the periods indicated, expressed in Canadian dollars:
	Years ended December 31,
	2001	2000	1999	1998	1997
	(In thousand’s)
Property acquisitions (net)	$52,374	$ 8,220	$ 1,879	$ 244	$ 500
Drilling (exploration and development)	5,821	6,922	341	27	50
Facilities	1,412	56	728	4	0
Miscellaneous	1,011	156	24	2	34
Total	$68,618	$ 15,354	$2,972	$ 277	$ 584

Oil and Gas Wells

The following table summarizes Enterra’s interest in producing and non-producing oil and gas wells as at December 31, 2001 :
	Producing Oil Wells		Producing Gas Wells
	Gross	Net	Gross	Net
Campbell	1	0.12
Deer Mountain	1	0.50
Gull Lake South	6	2.28
West Gull Lake	4	3.60
Hazlet unit	8	1.60
Lanaway	6	2.68	6	2.06
Leduc	1	0.39
Crossfield			6	0.16
Cygnet			2	1.50
Deanne			2	0.20
Garden Plains			1	0.62
Gartley			2	0.75
Gilby			1	0.39
Leedale			1	0.02
Lubicon	1	0.23
Progress			1	0.50
Sinclair			1	0.44
Webster			1	0.25
St-Anne			1	0.65
Willesden Green			1	0.43
Worsley	1	0.50
Mitsue	8	8.00
Timber Draw	1	0.15
Grand Forks	41	41.00
Sounding Lake East	15	14.50
Sounding Lake West	55	27.50
Sounding Lake North	21	6.72
Sylvan Lake	13	11.75
Total Wells	183	121.52	26	7.97

Employees

At December 31, 2001 the Company had approximately twelve employees and consultants working both in the Calgary head office and in its field operations.

Competition

The petroleum industry is highly competitive. Enterra competes with numerous other participants in the acquisition of oil and gas leases and properties, and the recruitment of employees. Any company can make acquisitions and bid on provincial leases in Alberta. Competitors include oil companies that have greater financial resources, staff and facilities than those of Enterra. Our ability to increase reserves in the future will depend not only on our ability to develop existing properties, but also on our ability to select and acquire suitable additional producing properties or prospects for drilling. We also compete with numerous other companies in the marketing of oil. Competitive factors in the distribution and marketing of oil include price and methods and reliability of delivery.

Office Facilities

Enterra currently leases 10,450 square feet of office space at Suite 2600, 500 - 4th Avenue S.W. in Calgary, Alberta in a lease that commenced November 1, 2001. The lease has a three-year term (expiring on November 30, 2004) and the annual rental is C$27.26 per square foot (including operating costs and property taxes).

Government Regulation in Canada

The oil and natural gas industry is subject to extensive controls and regulations governing its operations, including land tenure, exploration, development, production, refining, transportation and marketing, imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta and British Columbia, all of which should be carefully considered by investors in the Canadian oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Westlinks in a manner materially different from how they would affect other oil and gas companies of similar size operating in Western Canada. All current legislation is a matter of public record and Enterra is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

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

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better-targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude Enterra from being eligible for the ARTC program.

Crude oil and natural gas royalty holidays for specific wells and royalty reductions reduce the amount of Crown royalties paid by Enterra to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

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

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act, or EPEA, which came into force on September 1, 1993. The EPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties for violations. Enterra is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. Enterra believes that it is in material compliance with applicable environmental laws and regulations. Enterra also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

ITEM 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with the financial statements and other financial information included in this annual report. The statements that relate to matters that are not historical facts are "forward-looking statements". Words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "project", "will", "should" "could", "may", "predict" and similar expressions are intended to identify forward-looking statements. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference such as those discussed under "Risk factors" and elsewhere, include:

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

The following discussion is to inform you about our financial conditions, liquidity and capital resources as of December 31, 2001 and December 31, 2000 and the results of operations for the years ended December 31, 2001 and 2000. The information is expressed in Canadian dollars.

Year ended December 31, 2001 Compared to Year Ended December 31, 2000

Financial Condition, Liquidity and Capital Resources

At December 31, 2001, Enterra’s working capital was a deficit of $2,229,431 (2000 - $3,164,681). Under U.S. GAAP the deficit would be $20,728,629 (2000 - $11,567,681) due to the reclassification of the long-term debt to current liabilities. At December 31, 2001 Enterra had a revolving production loan with a Canadian bank. The production loan only requires the payment of interest and is reviewed annually to ensure Enterra’s reserves are sufficient to support the loan. Under Canadian GAAP, because the bank has indicated that it does not require payment of the facility in the next 12 months, the loan is classified as long term. Effective January 1, 2002 the Canadian GAAP rules will mirror the U.S. GAAP rules: the calculation and presentation of working capital will then be consistent under both Canadian and U.S. GAAP.

Cash flow from operations was $ 9,810,269 in 2001 (2000 - $5,875,500) . The increase was largely due to the added production as a result of the Big Horn acquisition, effective August 1, 2001, and the acquisition of the Grand Forks property, effective April 1, 2001. The Company also received approximately $1,680,000 in the first quarter of 2001 upon the settlement of a hedging contract.

During the year ended December 31, 2001 there was a decrease in non-cash working capital of $2.7 million. The decrease was the direct result of income tax payments of $1.2 million made in 2001 (which were accrued at December 31, 2000) an a decrease in accounts payable of $1.5 million.

Financing Activities

Enterra’s ability to maintain and grow its operating income and cash flow is dependent upon continued capital spending to replace depleting assets. Enterra believes its future cash flow from operations, borrowing capacity and future equity issues should be sufficient to fund capital expenditures and to service debt. However, our ability to raise additional funds at all, or to do so on acceptable terms, depends largely on factors beyond our control, such as world prices for oil and gas, prevailing interest rates and general economic conditions.

Enterra’s bank debt at December 31, 2001 was $18.4 million (2000 - $8.4 million). In both periods the funds were used to acquire capital assets and support ongoing operations. At December 31, 2001 Enterra’s bank facility consisted of a line of credit of $21.5 million (of which $18.4 was drawn). Interest on amounts drawn is based on the bank’s prime rate plus 0.25%.

Security is provided by a first charge over all of the Company’s assets. While the loan is repayable on demand, Enterra is not subject to scheduled repayments. The lender has advised the Company that, subject to annual review of the borrowing base and the Company continuing to comply with the terms of the loan agreement, no payments will be required in 2002. Subsequent to December 31, 2001 the line of credit was increased to $24 million.

The Company completed a secondary public offering in the United States in January of 2001, consisting of 1,000,000 units of one common share and one share purchase warrant for US$4.55 per unit. The share purchase warrants have an expiry date of April 17, 2002 and are exercisable at US$3.50 per share. The proceeds from this offering were used to purchase the Grand Forks oil and gas assets for $5.5 million in March of 2001.

Effective August 1, 2001, Enterra acquired 100% of Big Horn for cash of $2.2 million (not including acquisition costs) and the issuance of 3,496,436 common shares and 7,418,332 preferred shares. Enterra has also repurchased, through its previously announced share buyback program, 232,500 of its common shares during 2001. The Company currently has 9,150,622 common shares outstanding.

The Company’s total debt, including working capital deficiency and preferred shares, at December 31, 2001 was $26.9 million.

Subsequent to December 31, 2001 the Company sold its Grand Forks property for $5.3 million. Proceeds from this sale were used to reduce our bank debt and to repurchase some of the preferred shares.

The Company was not taxable in 2001. It has $43.1 million in tax pools available at December 31, 2001.

Investing Activities

The timing of most of Enterra’s capital expenditures is discretionary. Enterra has no material long-term commitments associated with its capital expenditure plans or operating agreements. Consequently, the Company has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The level of capital expenditures will vary in future periods depending on the success we experience on planned drilling activities, oil and gas price conditions and other related economic factors.

Investing activities for the year ended December 31, 2001 amounted to $15,047,667 (2000 - $15,358,176). In both years the majority of the funds were allocated to capital expenditures. The Big Horn acquisition required approximately $2 million in cash.

During 2001 several non-core properties were disposed of for $1,700,500 (2000 - $5,764,570). Enterra defines a "non-core property" as a property where management believes that opportunities to increase its value are limited and the property represents less than 20% of the Company’s total reserves.

Results of Operations

Gross revenue from oil and gas production was $20,264,396 in 2001 (2000- $16,700,151) which represents an increase of 21%. The increase was mainly due to the Big Horn and Grand Forks acquisitions made during the year. The Company drilled 20 wells (10.59 net) in 2001, resulting in 9 oil wells (4.97 net) and 8 gas wells (3.78 net) for a success ratio of 85%. Enterra’s production in 2001 averaged 1,906 boe/day, consisting of 1,595 bbls/day of oil and 1,863 mcf/day of natural gas, for a mix of 84% oil and 16% natural gas.

Average oil prices declined by 23% during 2001 and average gas prices declined by 40% over the same period. The Company received an average of $30.53 per barrel for its oil production during 2001, compared with $39.79 in 2000. The Company received an average of $3.66 per mcf for its natural gas production during 2001, compared with $6.15 in 2000. As a result, Enterra’s revenue per boe declined by $10.58 (or 27%) per boe in 2001.

Royalties in 2001 were $3,182,341 (2000 - $3,310,138). As a percentage of oil and gas revenues, royalties were 16% during 2001 compared to 20% for 2000. The change is a function of lower prices being in effect during 2001 and to the fact that a larger portion of Enterra’s production was eligible to receive Alberta Royalty Tax Credits in 2001. This credit significantly reduces the impact of provincial Crown royalties.

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

Operating expenses were $5,829,614 in 2001 (2000 - $4,029,703). This increase is the result of the increased production in 2001. On a barrel of oil equivalent basis operating costs for 2001 and 2000 were $8.38 and $9.58, respectively. The decrease is manly due to the Big Horn acquisition. Big Horn’s properties, on average, experienced lower operating expenses than Enterra’s. By consolidating the two groups, and with Big Horn’s management being the surviving management group, the Company was able to reduce overall operating expenses in the second half of 2001.

General and administrative expenses decreased 59% from $1,391,297 in 2000 to $565,270 in 2001. On a barrel of oil equivalent basis administrative costs decreased 75% from $3.31 in 2000 to $0.81 in 2001. The decrease in administrative costs was largely due to the corporate synergies as a result of combining Enterra and Big Horn without increasing salaries, while eliminating redundancies.

Interest expense for 2001 was $589,169 compared to $833,342 in 2000. The decrease was a result of lower interest rates in 2001 in addition to the reduced debt levels in the first half of 2001 as a result of the equity financing which occurred in early 2001.

Depletion and depreciation for the years ended 2001 and 2000 was $6,869,912 and $4,493,223 respectively. As a percentage of revenue, depletion and depreciation was 34% and 18%. The increase reflects a higher cost base in our capital assets in 2001 and the impact of lower commodity prices.

Enterra incurred $929,000 of one-time restructuring charges (mainly severance and termination payments) during 2001 as a result of the Big Horn acquisition.

Current and future income tax expense at December 31, 2001 was $120,000 and $562,000 respectively, compared to $1,316,171 and $333,634 respectively at December 31, 2000. The reduction in current income taxes is due to the larger tax pools available to Enterra in 2001. The future income tax expenses were a result of the timing of deductions for accounting purposes and tax on petroleum and gas assets.

The Company’s earnings decreased by 34% in 2001 from $2.4 million in 2000 to $1.6 million in 2001. The reasons for this decline are threefold: lower commodity prices, higher depletion expense and one-time restructuring charges. Oil and gas prices declined sharply in 2001. Oil prices averaged $30.53 per bbl in 2001 compared with $39.79 in 2000 (a 23% decrease) and gas prices averaged $3.66 per mcf in 2001 compared with $6.15 in 2000 (a 40% decline). Depletion expense also increased in 2001 due to the increased production and the larger asset base. Depletion, which is a non-cash expense, increased to $6.87 million in 2001 from $2.96 million in 2000. Finally, Enterra incurred $929,000 of one-time restructuring charges (mainly severance and termination payments) during 2001.

Earnings per share declined as well from $0.55 per share in 2000 to $0.23 in 2001. The weighted average number of shares outstanding in 2001 increased by 58% from 4,421,844 in 2000 to 6,992,393 in 2001.

The Company entered into a zero cost collar arrangement during 2001 which provides a floor price of US$20 per barrel and a ceiling price of US$24 per barrel for 500 barrels of oil per day. The contract is effective from November 1, 2001 through April 30, 2002.

The Company had 9,150,622 common shares outstanding at December 31, 2001.

Critical Accounting Policy

The most significant accounting policy for Enterra is its method of accounting for its oil and gas properties.

Enterra follows the "full cost" method of accounting.   All costs of acquiring petroleum and natural gas properties and related development costs are capitalized and accumulated in one cost center.   Enterra places a limit on the aggregate cost of property, plant and equipment which may be carried forward for amortization against revenues of future periods (the "ceiling test").  The ceiling test is a cost recovery test whereby the capitalized costs less accumulated depletion and site restoration are limited to an amount equal to estimated undiscounted future net revenues from proved reserves less recurring general and administrative expenses, site restoration, future financing costs and income taxes.  Costs and prices at the balance sheet dates are used.  Any costs carried on the balance sheet in excess of the ceiling test limitation are charged to earnings.

Under the alternative "successful efforts" method, surrendered, abandoned and impaired leases, delay lease rentals, dry holes and overhead costs are expensed as incurred. Capitalized costs are depleted on a property by property basis. Impairments are assessed on a property by property basis and are charged to expenses when assessed.

We believe the "full cost" method, as described above and in the Risk Factors section of this document, as well as in the notes to the attached financial statements, is the appropriate method to use to account for Enterra’s oil and gas exploration and development activities. The Company’s strategy calls for substantial exploration and development activities in 2002 and subsequent years. We believe the "full cost" method is a more appropriate accounting policy for our oil and gas operations as it is better suited in recognizing that the costs of our exploration and development programs are part of an overall long-term investment in discovering and developing sustainable oil and gas reserves.

Subsequent Event – Repurchase of preferred shares

On March 26, 2002 the Company redeemed 6,123,870 of its Series 1 preferred shares for $2.3 million, resulting in a gain of $2,905,290.

Subsequent Event – Warrants

On March 28, 2002 the Company agreed to issue 400,000 share purchase warrants to an arm’s length U.S.-based consulting firm in connection with a potential debt financing in the United States. The warrants are to have a two-year term and are subject to different pricing (100,000 warrants at US$2.60, 100,000 at US$3.30 and 200,000 at US$4.00). The US$2.60 warrants are to vest upon the execution of a non-binding letter of intent relating to the proposed financing. The US$3.30 and US$4.00 warrants are to vest only on the successful closing and funding of the proposed financing.

Subsequent Event – Expiry of warrants

On April 12, 2002 the Company was granted a 30-day extension for the 1,000,000 share purchase warrants which were exercisable until April 17, 2002. The expiry date was extended to May 17, 2002. The warrants expired on May 17, 2002 without being exercised.

Year ended December 31, 2000 Compared to Year Ended December 31, 1999

Financial Condition, Liquidity and Capital Resources

At December 31, 2000, Enterra’s’ working capital was a deficit of $3,164,681. Under U.S. GAAP the deficit would be $11,567,681 due to the reclassification of the long-term debt to current liabilities. At December 31, 2000 Enterra had a revolving production loan with a Canadian bank. The production loan only requires the payment of interest and is reviewed annually to ensure Enterra’s reserves are sufficient to support the loan. Under Canadian GAAP, because the bank has indicated that it does not require payment of the facility in the next 12 months, the loan is classified as long term.

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

Financing Activities

Enterra’s ability to maintain and grow its operating income and cash flow is dependent upon continued capital spending to replace depleting assets. Enterra believes its future cash flow from operations, borrowing capacity and future equity issues should be sufficient to fund capital expenditures and to service debt. However, our ability to raise additional funds at all, or to do so on acceptable terms, depends largely on factors beyond our control, such as world prices for oil and gas, prevailing interest rates and general economic conditions.

Enterra’s total debt was $8.4 million at December 31, 2000 and $2.6 million at December 31, 1999. In both periods the funds were used to acquire capital assets and in the year ended December 31, 2000 ten wells were drilled. At December 31, 2000, Enterra had drawn $8.4 million on its $9.0 million revolving operating facility. The facility bears interest at the bank’s prime commercial lending rate plus one quarter of one percent.

During the year ended December 31, 2000, Enterra had been technically in default under the covenants in the credit facility that require that the current asset ratio not fall below a ratio of one to one. At the time of the default the current asset ratio was 0.44. The bank had allowed Enterra to draw down the credit facility, knowing that draw down would cause the technical default. This technical default was cured by the end of the third quarter from current cash flows and the repayment of US$1,500,000 loan.

During the year, Enterra sold all of the assets in the Bigoray area in Alberta. At the close of the sale on November 15, 2000 the Company received proceeds of $4,494,500 which were principally used to reduce bank debt. In addition, the bank reduced the revolving operating facility from $12.5 million to $9.0 million.

During the year Enterra borrowed US$1,500,000 from six non-affiliated private lenders. The loans bore interest of 12% per annum plus a US$50,000 setup fee. We also issued to the lenders warrants to purchase 150,000 shares at US$4.00 per share. The loans were repaid in full and all of the warrants were exercised on September 30, 2000.

During the year ended December 31, 2000, $415,000 was raised from the exercise of common stock options, and applied to our operating activities.

Effective November 1, 2000 Enterra entered into a three year fixed price crude oil contract. In January 2001, the Company settled the fixed price contract eliminating the requirement to deliver set physical quantities of oil at fixed prices. Upon the cancellation of the contract the Company received approximately $1,680,000 which will be recognized over the terms of the contract.

Investing Activities

The timing of most of Enterra’s capital expenditures is discretionary. Enterra has no material long-term commitments associated with its capital expenditure plans or operating agreements. Consequently, Enterra has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The level of capital expenditures will vary in future periods depending on the success we experience on planned drilling activities, oil and gas price conditions and other related economic factors.

Investing activities for the year ended December 31, 2000 amounted to $15,358,176 compared to $3,373,539 for the year ended December 31, 1999. The increase in 2000 was principally due to the Mitsue and Sounding Lake acquisitions, drilling three wells in Bigoray, and drilling seven wells in Sylvan Lake, and was partially offset by the Bigoray area disposition.

During the years ended 2000 and 1999 several non-core properties were disposed of for $5,764,570 and $796,800, respectively. Enterra defines a "non-core property" as a property where management believes that opportunities to increase its value are limited and the property represents less than 20% of Enterra’s total reserves. The funds received from the sales are typically used either for future acquisitions or the drilling of new wells consequently the impact on the results of operations and future liquidity is minimized.

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

Operating expenses increased 415% from $782,281 in 1999 to $4,029,703 in 2000. On a barrel of oil equivalent basis operating costs for 2000 and 1999 were $9.58 and $7.57, respectively. The overall increase was due to increased production from the recent acquisitions. Operating costs increased on a per barrel basis due to higher costs associated with the Mitsue and Sounding Lake acquisitions. The Company commonly experiences higher initial operating costs on acquisitions due to the fact that the prior owners of the properties, because they are selling the properties, do not provide the necessary ongoing repairs and maintenance. Once the properties are acquired, Enterra will incur costs to make repairs, put the properties in good operating condition and optimize production. Upon the completion of these activities, operating costs on a per barrel basis should generally decrease.

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

During the year ended Enterra disposed of non-core oil and gas properties that resulted in a gain of $1,338,577 compared to a gain of $91,402 in the corresponding period in 1999.

Current and future income tax expense at December 31, 2000 was $1,316,171 and $333,634 respectively, compared to a future income tax recovery of $246,884 at December 31, 1999. The expenses were a result of the timing of deductions for accounting purposes and tax on petroleum and gas assets. The recovery in 1999 was attributable to loss carry forwards not previously recognized.

ITEM 6. Directors, Senior Management and Employees

The directors and executive officers of Enterra as of December 31, 2001 were:

Name	Age	Position with Enterra
Walter Dawson	61	Director
Reg J. Greenslade	38	Director, President and Chief Executive Officer
H.S. (Scobey) Hartley	69	Director
Thomas J. Jacobsen	67	Director
John P. McGrain	56	Director and Chairman
Don Almond	46	Vice President Production
Luc Chartrand	45	Chief Financial Officer
Rick McHardy	33	Corporate Secretary
Trevor Spagrud	33	Vice-President Operations

In 2002, John McGrain resigned as Director and Chairman, Don Almond resigned as Vice President Production, Thomas Jacobsen was appointed Chief Operating Officer and two new Directors ( Doug Paul and Norman W.G. Wallace) were elected to the Board:

Name	Age	Position with Enterra
Doug Paul	53	Director
Norman W.G. Wallace	63	Director

Walter A. Dawson. Mr. Dawson was formerly the Executive Chairman of Enserco Energy Services Corp. He resigned in March 2001 after the merger with Tetonka was completed to pursue the creation of Simmons Energy Services. In 1993, Mr. Dawson, through his 100%-owned holding company, Perfco Investments Ltd., purchased control of Bonus Petroleum Corp., a public company that became Enserco. Enserco is now a leader in the Canadian workover and drilling market with 200 service rigs and 30 drilling rigs in Canada and Australia and will achieve revenue of $250 million along with over $80 million cash flow in 2001. Prior to Perfco Investments, Mr. Dawson founded and served 19 years as President, Chief Executive Officer, and director of Computalog Ltd. In 1972, Mr. Dawson purchased a cased-hole wireline unit from Gearhart Industries and incorporated Perfco Services Ltd., which later formed Computalog Gearhart Ltd. in 1978. He was instrumental in taking the company public on the Toronto Stock Exchange in 1980, negotiating an exclusive technology/supply agreement with Gearhart Industries for Canada. Afterwards, he entered the directional and fishing tool business, along with the incorporation of the company’s first research center where he hired 50 research and development experts to design and build state-of-the-art well logging equipment. Mr. Dawson led and completed several financings to achieve this goal. Mr. Dawson is currently a director of Integrated Production Services, a Toronto Stock Exchange listed company, and is a director of Action Energy Inc., a private company. He also held positions on several oil and gas boards over his career for both service and producing companies. Mr. Dawson became a Director of Enterra in August 2001.

Reg J. Greenslade. Mr. Greenslade became President of Big Horn in April 1995 and President and CEO and a Director of Enterra in August 2001. Prior to joining Big Horn, Mr. Greenslade held senior positions with several medium- and large-sized oil and gas companies. Most recently Mr. Greenslade was with CS Resources Limited in the areas of exploitation engineering and project management from 1993 to 1995. He was previously with Saskatchewan Oil and Gas Corporation in the capacities of project management, production, and reservoir engineering. He has extensive experience with secondary recovery schemes and is recognized for his work in the specialized field of horizontal well technology.

H.S. (Scobey) Hartley. Mr. Hartley was appointed a director of Enterra in May, 2000. He has been Chairman of Prism Petroleum Ltd. since January, 1997 and was formerly the President of Prism Petroleum Ltd. and a predecessor company from December, 1990 through December, 1996. Mr. Hartley has also served as the President of Faster Oilfield Services since June, 1995, and was the President of Cayenne Energy Corp. from 1990 through 1996. He received a Bachelor of Science degree in Geology from Texas Tech University in 1956.

Thomas J. Jacobsen. Mr. Jacobsen joined Enterra as a director in February 1999, and was appointed Executive Vice-President, Operations in October 1999. In October 2000 he resigned from this position and was appointed the Vice-Chairman of the Board of Directors. He was also appointed President of a U.S. subsidiary to be created, Westlinks Inc. As President of Westlinks Inc., Mr. Jacobsen will review oil and gas opportunities in the United States. Through his company, Wells Gray Resort & Resources Ltd., Enterra also granted him a consulting contract through April 15, 2001; pursuant to which Mr. Jacobsen was be in charge of Enterra’s drilling, completion and equipping projects. His more than 40 years of experience in the oil and gas industry in Alberta and Saskatchewan includes serving as the President and Chief Operating Officer of Americomm Resources Corporation since June 2001; President and Chief Executive Officer of Niaski Environmental Inc. from November, 1996 to February, 1999; President and Chief Executive Officer of International Pedco Energy Corporation from September, 1993 to February, 1996, and President of International Colin Energy Corporation from October, 1987 to June, 1993. Mr. Jacobsen currently serves as a director of Niaski Environmental Inc., a company listed on the Canadian Venture Exchange. Niaski has made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). The proposal has been approved by the creditors but has not yet been funded and completed. Mr., Jacobsen became Enterra’s Chief Operating Officer in January 2002.

John P. McGrain. Mr. Mcgrain was appointed Chairman and acting President of Enterra in April 2001. Mr. McGrain has been Chairman and Interim Chief Executive Officer of Americomm Resources Corporation since June 2001 and served as Chairman and Chief Executive Officer of International Colin Energy from 1991 to 1994, and Chairman and Chief Executive Officer of Conversion Industries from 1984 to 1994. In 1997 Mr. McGrain filed for protection under personal bankruptcy Chapter 11 and was discharged in 1998. Since 1998 he has been a private investor. Mr. McGrain graduated from UCLA with a Bachelor of Arts degree in 1967. Mr. McGrain resigned as Chairman and Director in June 2002.

Don Almond. Mr. Almond has accumulated 25 years of oil industry experience. His career began with Husky Oil in field operations. He then moved on to PanCanadian Petroleum and Wascana Energy where he gained extensive experience with all aspects of production, exploitation, and operations engineering. In 1997, Mr. Almond joined Opal Energy Inc. as Vice President of Operations and remained in this role until the corporation was sold at the end of 1998. In mid-1999, Mr. Almond was a founder and Vice President of Operations of Ranchero Oil & Gas Ltd. He remained in this role until early 2001 when another oil and gas company acquired his corporation. Mr. Almond joined Enterra as Vice President Production in November 2001 and resigned in April 2002.

Luc Chartrand. Mr. Chartrand worked for KPMG as a Chartered Accountant from 1985 to 1988 when he became a tax manager in their Calgary office. He left shortly thereafter and worked as a consultant to several Calgary companies. He moved to Toronto in 1990 to assist in the relocation and takeover of Financial Trust by Central Capital. He remained in Toronto until 1992 when he returned to Calgary with Morgan Financial Corporation. Shortly thereafter, he joined Bonus Resource Services Corp. as its Chief Financial Officer. Mr. Chartrand joined Big Horn Resources Ltd. in the fall of 1994 and became Chief Financial Officer in 1996. He became Chief Financial Officer of Enterra in August 2001.

Rick McHardy. Mr. McHardy has been a partner with the law firm of McCarthy Te'trault LLP since July, 2002. Prior to joining McCarthy Te'trault, from August, 1999, Mr. McHardy practised law with the firm of Donahue LLP, an associated firm of Ernst & Young LLP. From July, 1995 to August, 1999, Mr. McHardy practised law with the firm of Code Hunter. Mr. McHardy specializes in mergers and acquisitions matters involving both public and private companies and has experience in a wide variety of corporate finance and securities transactions. Mr. McHardy obtained a Bachelor of Commerce degree from the University of Saskatchewan in 1990 and a Bachelor of Laws degree from the University of Saskatchewan in 1993.

Trevor Spagrud. Mr. Spagrud started his professional career with Saskatchewan Oil and Gas (SaskOil) in 1990, gaining progressive experience in production, completions, and reservoir engineering. He remained at SaskOil, which became Wascana Energy, until 1996 when he held the position of Senior Development Engineer. In this position, Mr. Spagrud was responsible for all engineering functions in both development and exploration prospects. In 1996, he became the Engineering Manager at Truax Resources and remained there until the company was taken over in June 1997, at which time he moved to Big Horn. He became Big Horn’s Vice President of Operations in 1998 and Enterra’s Vice President of Operations in August 2001.

Doug Paul. Mr. Paul had a career spanning over 30 years with the Royal Bank of Canada, during which time he held a number of administrative and lending positions. His assignments with the bank included the position of Senior Auditor, which entailed assessment of the quality of the bank’s loan portfolio both domestically and internationally. Most recently Mr. Paul worked in the bank’s oil and gas division where he administered a loan portfolio of some $500MM, which included domestic and international exploration and development companies, drilling and service companies. In that capacity, Mr. Paul supported the growth and development of the largest drilling and services companies in Western Canada. Currently as Vice President of Canada West Corporate Finance, where he has been engaged for some two years, Mr. Paul holds associate membership in C.A.O.D.C. and P.S.A.C.

Norman W.G. Wallace. Mr. Wallace was elected a director of Enterra in May 2000. He has been the owner of Wallace Construction Specialties Ltd. since 1972. Mr. Wallace received a Bachelor of Commerce degree from the University of Saskatchewan in 1968. Mr. Wallace resigned as Director in August 2001 and was re-appointed in June 2002.

Board of Directors

Enterra is authorized to have a board of at least three directors and no more than ten. We currently have six directors. Our directors are elected for a term of about one year, from annual meeting to annual meeting, or until an earlier resignation, death or removal. Each officer serves at the discretion of the board or until an earlier resignation or death. There are no family relationships among any of our directors or officers. Alberta corporate law requires that we have at least two independent outside directors who are not officers or employees of Enterra.

Currently directors receive an annual retainer of $7,500. In addition, directors receive fees in the amount of $750 for each directors' meeting which they personally attend and $250 for each conference call which they participate in which exceeds 1 hour in duration. Directors are also entitled to be compensated for their out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors' meeting. Finally, the directors are entitled to participate in the Corporation's stock option plan. During the year ended December 31, 2001, options to acquire a total of 240,000 common shares were granted to the current directors of the Corporation (not including options granted to a director who is also a named executive officer). Except as described herein, no compensation by way of annual retainer or meeting fees was paid to directors for acting in such capacity in the year ended December 31, 2001.

Committees of the Board of Directors

Enterra’s Board of Directors currently has an audit committee, a compensation committee, a corporate governance committee and a reserves committee.

Audit Committee. Our audit committee consists of Mr. Dawson (Chairman), Mr. Paul and Mr. Wallace, all three being independent directors. The audit committee reviews in detail and recommends approval of the full board of our annual and quarterly financial statements; recommends approval of the remuneration of our auditors to the full board; reviews the scope of the audit procedures and the final audit report with the auditors, and reviews our overall accounting practices and procedures and internal controls with the auditors.

Compensation Committee. Our compensation committee consists of Mr. Hartley (Chairman), Mr. Wallace and Mr. Dawson. The compensation committee recommends approval to the full board of the compensation of the Chief Executive Officer, the annual compensation budget for all other employees, bonuses, grants of stock options and any changes to our benefit plans.

Corporate Governance Committee. Our corporate governance committee consists of Mr. Wallace (Chairman), Mr. Dawson and Mr. Hartley. The corporate governance committee determines the scope and frequency of periodic reports to the board concerning issues relating to overall financial reporting, disclosure and other communications with all stakeholders.

Reserves Committee. Our reserves committee consists of Mr. Paul (Chairman) and Mr. Hartley. The reserves committee reviews and recommends approval to the full board of Enterra’s annual reserve report as prepared by independent reservoir engineers.

Executive Compensation

The following table provides a summary of compensation earned during the last fiscal year ended December 31, 2001 by the Corporation's executive officers during 2001. These officers were appointed to their positions in August 2001. The compensation shown below is based on a calendar 2001 year, including the months prior to August 2001.

All monetary amounts are in Canadian dollars.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Reginald J. Greenslade President and Chief Executive Officer	2001	157,500	-	12,279	144,000	-	-	-
Trevor R. Spagrud Vice-President, Operations	2001	131,250	-	10,195	100,000	-	-	-
Luc Chartrand Chief Financial Officer	2001	133,365	-	-	72,500	-	-	-

Management Contracts

Enterra has employment contracts with Reginald Greenslade and Trevor Spagrud which provide that the named executive officer will be paid a severance payment if: (a) the named executive officer's employment is terminated; or (b) a change of control occurs in the Corporation and the named executive officer does not continue to be employed by the Corporation at a level of responsibility or a level of base salary and compensation at least commensurate with the named executive officer's level of responsibility, base salary and compensation immediately prior to the change of control and the named executive officer elects to terminate his employment within twelve (12) months of the change of control. The severance payment is based upon the named executive officer's monthly salary. Mr. Greenslade and Mr. Spagrud are entitled up to a maximum of 30 months and 24 months severance payment, respectively. Additionally, both Mr. Greenslade and Mr. Spagrud are entitled to additional allocation of benefits for past bonus amounts paid to each of them.

Stock Options

Enterra grants stock options from time to time to its directors, officers, key employees, and consultants. The terms and conditions of the options, in accordance with resolutions of our board of directors and the policies of the Canadian Venture Exchange, will not exceed a term of five years. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which our shares are listed for trading.

Ten percent of Enterra’s shares of issued and outstanding common stock from time to time are reserved for issuance pursuant to stock options. The aggregate number of shares reserved for issuance under option grants, together with any other employee stock option plans, options for services and employee stock purchase plans, will not exceed ten percent of the issued and outstanding shares of common stock. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed five percent of the issued and outstanding shares of common stock.

If an optionee ceases to be eligible due to the loss of corporate office or employment for any reason other than death, the option terminates not later than 30 days after the loss of such corporate office; provided that in the event of termination of employment for cause, the board of directors may resolve that the option shall terminate on the date of such termination. Option agreements also provide that estates of deceased participants can exercise their options for a period not exceeding one year following death.

Stock Options Granted During the Most Recently Completed Financial Year

The following table discloses the grants of options to purchase or acquire shares of common stock to our executive officers during the fiscal year ended December 31, 2001. All monetary amounts are in Canadian dollars.

Option Grants During Fiscal Year Ended December 31, 2001

	Number of	% of Total
	Securities	Options		Unexercised
	Under	Granted to		options at
	Options	Employees in	Exercise	December 31,
	Granted	FY Ended	Price	2001	Expiration
Name	(#)	Dec. 31, 2001	($/share)	(#)	Date
Reg J. Greenslade	144,000	14.5%	$ 4.00	144,000	Nov 1-2006
Trevor Spagrud	100,000	10.1%	$ 4.00	100,000	Nov 1-2006
Luc Chartrand	72,500	7.3%	$ 4.00	72,500	Nov 1-2006

A total of 990,000 options were granted by Enterra during the fiscal year ended December 31, 2001.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth the aggregate of options exercised by our executive officers during the year ended December 31, 2001 and the December 31, 2001 year-end values for options granted to the executive officers. All monetary amounts are in Canadian dollars.
				Value of
				Unexercised
				in-the-Money Options
			Unexercised	at FY-End
			Options at FY-End	Exercisable/
	Securities	Aggregate Value	Exercisable/	Unexercisable ($)
Name	Exercised (#)	Realized ($)	Unexercisable (#)	(1)

Reg J. Greenslade	Nil	Nil	144,000	Nil/Nil
Trevor Spagrud	Nil	Nil	100,000	Nil/Nil
Luc Chartrand	Nil	Nil	72,500	Nil/Nil

(1) The closing price of our shares of common stock on the TSX Venture Exchange on the last trading day in December, 2001 was $3.00.

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2001, by:

• each person who is known by Enterra to beneficially own more than 5% of our outstanding common stock;

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
	Number of
	Shares	Percentage
	Beneficially	of shares
	owned	outstanding
Reg J. Greenslade (1)(2)	322,703	3.32
Trevor Spagrud (1)(2)	125,346	1.29
Luc Chartrand (1)(2)	191,467	1.97
H.S. (Scobey) Hartley (1)(2)	60,000	0.62
Walter Dawson (1)(2)	459,796	4.73
Rick McHardy (1)(2)	16,524	1.07
Thomas J. Jacobsen (1)(2)	382,947	0.17
John P. McGrain (2)	549,200	5.65
All directors and executive officers as a group (eight persons)	2,107,983	21.70

__________

Notes:

(1) The address of each officer and director is Suite 2600, 500 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6. The address of Mr. McGrain is 233 South Orange Grove, Pasadena, California 91105.

(2) In the foregoing table, the common stock beneficially owned by:

• Mr. Greenslade includes stock options to purchase 144,000 common shares at an exercise price of $4.00.

• Mr. Spagrud includes stock options to purchase 100,000 common shares at an exercise price of $4.00.

• Mr. Jacobsen includes stock options to purchase 60,000 common shares at an exercise price of $4.00 and 322,947 shares held by Wells Gray Resort & Resources Ltd.

• Mr. Dawson includes stock options to purchase 60,000 common shares at an exercise price of $4.00 and 362,763 shares held by Perfco Investments Ltd.

• Mr. Chartrand includes stock options to purchase 72,500 common shares at an exercise price of $4.00 and 32,861 shares held by Chevalier Financial Corporation.

• Mr. McHardy includes stock options to purchase 15,000 common shares at an exercise price of $4.00.

• Mr. Hartley consists of stock options to purchase 60,000 common shares at an exercise price of $4.00.

•Mr.McGrain includes stock options to purchase 60,000 common shares at an exercise price of $4.00.

Related Party Transactions

Interest of Management and Others in Certain Transactions

None of Enterra’s directors or executive officers, nor any person who beneficially owns directly or indirectly or exercises control or direction over securities carrying more than 5% of the voting rights attaching to our shares of common stock, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction since January 1, 1997 which has materially affected Enterra, or in any proposed transaction which will materially affect Enterra, except as follows:

Acquisition of 759795 Alberta Ltd.

In August, 1999, Enterra acquired 759795 Alberta Ltd. from Wells Gray Resort & Resources Ltd. for cash consideration of $400,000. Wells Gray Resort & Resources Ltd. is wholly-owned by Thomas J. Jacobsen. At the time of the acquisition, Mr. Jacobsen was an outside independent director of Enterra. 759795 Alberta held all of the oil and gas interests and expertise of Wells Gray Resort & Resources Ltd., including the services of Thomas J. Jacobsen. 759795 Alberta also had the option to acquire any oil and gas acquisition offer made through Wells Gray Resort & Resources Ltd.

Private Placement

Between September 27 and December 16, 1999 we issued an aggregate of 1,175,000 shares of common stock at $1.00 per share as a private placement to 19 residents of Alberta, Canada. Our directors and officers and their spouses purchased 665,000 shares of common stock, being 57% of the private placement.

Loans to Officers and Directors

On February 16, 2000, Enterra loaned an aggregate of $390,000 to its then officers and directors to exercise outstanding stock options at $1.00 per share. The loans were without interest, payable in full on or before December 31, 2000 and secured by the stock purchased with the proceeds. The loans have all been repaid. The following table sets out the names and positions with Enterra of the borrowers, the amount of the loans and the number of shares purchased with the proceeds.
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
Secretary

Private Stock Options

John P. McGrain, holder of over 5% of our outstanding common stock, was granted options by Enterra’s officers and directors to purchase an aggregate of 500,000 shares of common stock at a price of US $1.50 per share. The options were granted March 15, 2000 and expired October 31, 2000. For administrative convenience, the shares underlying the options were transferred by the directors and officers into a holding company, 855710 Alberta Ltd., which granted the options to Mr. McGrain. Prior to October 31, 2000, Mr. McGrain had exercised all of the options to purchase 500,000 shares of common stock, of which he retains 371,300 shares.

Private Loan

On June 5, 2000, Enterra borrowed US$1,500,000 from six private investors, including US$925,000 from Patrick Williams Advisors, a partnership, in which John P. McGrain is a 50% partner. The lenders received interest at the rate of 12% per annum. Enterra also granted the lenders a set-up fee of US$50,000, of which Patrick Williams Advisors received US$30,833. Enterra issued a total of 150,000 warrants to the lenders, including 92,500 warrants to Patrick Williams Advisors. On September 30, 2000, the loans were repaid in full and all of the warrants were exercised at the exercise price of US$4.00 per share.

Private Placement

During 2000 Enterra purchased 2,500,000 shares of common stock of Raptor Capital Corporation plus warrants to purchase 1,250,000 Raptor shares at an exercise price of $0.15 per share, for aggregate consideration of $250,000. Norman J. Mackenzie, Chairman of Raptor, was a director of Enterra at the time.

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

C. Interests of Experts and Counsel

Not Applicable

ITEM 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

Pages F-1 to F-14.

B. Significant Changes

See "Management’s Discussion and Analysis of Financial Condition and Results of Operations" and the attached consolidated financial statements for a description of the Big Horn acquisition.

ITEM 9. The Offer and Listing

A. Offer and Listing details

Not Applicable, except for Item 9A (4).

Price Range of Common Stock and Trading Markets

Our shares of common stock commenced trading on the Canadian Venture Exchange ("CVE") under the symbol "WLX" during the quarter ended September 30, 1998. Our shares of common stock traded on the National Quotation Bureau's pink sheets ("Pink Sheets") under the symbol "WLKSF" from April 26, 2000 to January 10, 2001 when the shares of common stock commenced trading on the NASDAQ SmallCap Market. The shares currently trade under the symbol "EENC" on the NASDAQ SmalCap Market and under the symbol "ENT" on the TSX Venture Exchange ("TSX"). The following table sets forth the bid prices, in Canadian and U.S. dollars, as reported by the TSX and NASDAQ SmallCap Market /pink sheets, for the periods shown.

	TSX Venture Exchange (Cdn. $’s)		NASDAQ SmallCap Market/Pink Sheets (U.S. $’s)
Five most recent full fiscal years:	High	Low	High	Low
Year ended December 31, 2001	7.50	2.30	4.81	1.65
Year ended December 31, 2000	7.80	4.45	4.61	3.41
Year ended December 31, 1999	1.05	0.41	n/a	n/a
Year ended December 31, 1998	0.65	0.21	n/a	n/a

Year ended December 31, 2001:
Quarter ended December 31, 2001	3.75	2.30	2.39	1.65
Quarter ended September 30, 2001	5.00	2.75	3.40	1.75
Quarter ended June 30, 2001	6.45	4.70	4.25	2.78
Quarter ended March 31, 2001	7.50	5.00	4.81	3.22

Year ended December 31, 2000:
Quarter ended December 31, 2000	7.80	5.50	5.15	3.81
Quarter ended September 30, 2000	7.50	6.50	5.10	3.50
Quarter ended June 30, 2000	7.05	4.45	4.79	3.41
Quarter ended March 31, 2000	4.60	4.45	n/a	n/a

Year ended December 31, 1999:
Quarter ended December 31, 1999	1.05	0.58	n/a	n/a
Quarter ended September 30, 1999	1.18	0.41	n/a	n/a
Quarter ended June 30, 1999	1.70	0.70	n/a	n/a
Quarter ended March 31, 1999	1.50	0.50	n/a	n/a

Six most recent calendar months:
Month ended December 2001	3.14	2.30	1.86	1.65
Month ended November 2001	3.20	2.68	2.05	1.72
Month ended October 2001	3.75	2.80	2.39	1.78
Month ended September 2001	3.80	2.75	2.50	1.75
Month ended August 2001	4.85	3.30	2.97	2.36
Month ended July 2001	5.00	5.00	3.41	2.75

B. Plan of Distribution

Not Applicable

C. Markets

See Item 9.A

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

DESCRIPTION OF SECURITIES

The authorized capital stock of Enterra consists of an unlimited number of shares of common stock and an unlimited number of shares of preferred stock without nominal or par value. The preferred stock may be issued in one or more series as determined by the board of directors.

Common Stock

Each holder of record of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote, except matters which are required to be voted on as a particular class or series of stock. Cumulative voting for directors is not permitted.

Holders of outstanding shares of common stock are entitled to those dividends declared by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up of the affairs of Enterra, holders of common stock are entitled to receive, pro rata, the net assets of Enterra available after provision has been made for the preferential rights of the holders of preferred stock. Holders of outstanding common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued shares of common stock, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of common stock may be issued in the future, the relative interests of the then existing stockholders may be diluted.

Normal Course Issuer Bid

In December, 1999, Enterra filed a notice to purchase up to 195,782 of its shares of common stock through the facilities of the TSX Venture Exchange and in accordance with the by-laws and rules of the TSX Venture Exchange on or before December 16, 2000. No shares were purchased by Enterra under this bid. Enterra filed a second notice in August 2001 to purchase up to 5% of its common shares for cancellation. Enterra had 5,673,639 issued and outstanding common shares at the time. Enterra would buy back its common shares through the facilities of the NASDAQ during the twelve month period commencing on August 20, 2001 and ending on August 20, 2002. At December 31, 2001 232,500 common shares had been repurchased under this second bid.

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

The rights of the holders of common stock will be subject to and may be adversely affected by the rights of the holders of any preferred stock that we may issue in the future. Our issuance of a new series of preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, the outstanding shares of common stock of Enterra and make removal of the board of directors more difficult.

Enterra issued 7,418,336 Series 1 preferred shares pursuant to the acquisition of Big Horn. These shares are non-voting. They are transferable. Holders of these shares are not entitled to receive any dividends until the first anniversary of the date of issue, which was August 16, 2001. Subsequent to August 16, 2002 holders of these shares are entitled to receive a fixed cumulative dividend of $0.085 per share per annum, payable quarterly. These shares are redeemable at any time by the Company for $0.85 per share. Holders of these shares may require the Company to redeem all or any of these shares, at $0.85 per share, at any time following August 16, 2002. There is no market for these shares and none is expected to develop.

On March 26, 2002 the Company redeemed 6,123,870 of its Series 1 preferred shares for $2.3 million, resulting in a gain of $2,905,290.

Warrants

Warrants entitle the holder to purchase one share of common stock at an stipulated price for a defined period of time. The warrants were issued under the terms of a warrant trust indenture between Enterra and Montreal Trust Company of Canada, as trustee for the warrant holders. Enterra has authorized and reserved for issuance the shares of common stock issuable on exercise of the warrants.

The warrant exercise price and the number of shares of common stock that may be purchased upon exercise of the warrants are subject to adjustment in the event of:

• a stock dividend on the common stock;

• a subdivision of the common stock;

• a split of the common stock;

• a reorganization of the common stock

• a merger of Enterra with or into another corporation; or

• a sale of common stock at a price which is discounted greater than 10% to the market price at the time the company approves the sale.

Enterra must have on file a current registration statement with the SEC pertaining to the common stock underlying the warrants for a holder to exercise the warrants. In the absence of an exemption, shares of common stock underlying the warrants must also be registered or qualified for sale under the securities laws of the states in which the warrant holders reside. We intend to use our best efforts to keep the registration statement presently underlying the warrants current. If the registration statement is not kept current, or if the common stock underlying the warrants is not registered or qualified for sale in the state in which a warrantholder resides, the warrants may not be exercised.

The warrants do not confer upon the warrant holder any voting or other rights of a stockholder of Enterra.

On January 17, 2001, Enterra completed a public offering in the United States. The offering consisted of 1,000,000 units of one common share and one share purchase warrant for U.S. $4.55 per unit. The share purchase warrants were exercisable at U.S. $3.50 per share. They expired unexercised on May 17, 2002. In addition, 100,000 share purchase warrants related to the underwriters agreement were issued and are exercisable at U.S. $5.40 per share starting January 16, 2002 and may be exercised for a four year period thereafter.

On March 28, 2002 Enterra agreed to issue 400,000 share purchase warrants to an arm’s length U.S.-based consulting firm in connection with a potential debt financing in the United States. The warrants are to have a two-year term and are subject to different pricing (100,000 warrants at US$2.60, 100,000 at US$3.30 and 200,000 at US$4.00). The US$2.60 warrants are to vest upon the execution of a non-binding letter of intent relating to the proposed financing. The US$3.30 and US$4.00 warrants are to vest only on the successful closing and funding of the proposed financing

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, in either Canada or the United States, or even the perception that such sales could occur, could adversely affect the market price for our common stock and could impair our future ability to raise capital through an offering of our equity securities.

We have outstanding 9,150,622 shares of common stock, assuming no exercise of outstanding warrants and options. Of these shares, 8,937,575 are freely tradable, without restrictions imposed by applicable securities laws.

We intend to register the shares of our common stock issuable pursuant to our stock option plan. At December 31, 2002 there were outstanding under the plan options to purchase 800,000 shares, all of which would be eligible for immediate resale in Canada, and in the United States by persons who are not affiliates of Enterra.

Our affiliates may reoffer and resell shares of our common stock in Canada, in accordance with the foregoing, provided that such shares are offered and sold by them pursuant to Rule 903 of Regulation S under the Securities Act and that at the time the TSX Venture continues to be the principal market for our common stock.

Memorandum and Articles of Association

Enterra is incorporated in Canada (corporation number 207913385). The Articles of Amalgamation and by-laws provide no restrictions as to the nature of the business operations of Enterra.

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

Enterra is authorized to issue an unlimited number of common and preferred shares. See "Item 10 A Share Capital." The shareholders have no rights to share in Enterra’s profits, are subject to no redemption or sinking fund provisions, have no liability for further capital calls and are not subject to any discrimination due to number of shares owned.

By not more than 50 days or less than seven days in advance of a dividend, the board may establish a record date for the determination of the persons entitled to such dividend. Any dividend unclaimed after a period of six years from the record date shall be forfeited and revert to Enterra.

All directors are elected at each annual meeting of Enterra and cumulative voting is not permitted.

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

There are no:

  limitations on share ownership,

  provisions of the Articles of Amalgamation or by-laws that would have the effect of delaying, deferring or preventing a change of control of Enterra,

  by-law provisions that govern the ownership threshold above which shareholder ownership must be disclosed, and conditions imposed by the Articles of Amalgamation or by-laws governing changes in capital, but the governing legislation requires any changes to the terms of share capital be approved at a meeting of the shareholders affected by the change by 66 2/3% of the shareholders represented by proxy or in person at such meeting.

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

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report on Form 20-F and the exhibits thereto, may inspected and be copied at the Commission's public reference rooms in Washington, D.C.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not required to make filings with the Commission by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the Commission's web site at http://www.sec.gov.

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

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2001, we had $18,408,904 of indebtedness bearing interest at floating rates.

We will regularly assess our exposure and monitor opportunities to manage these risks. Effective November 1, 2000 Westlinks entered into a three year fixed price crude oil contract. Subsequent to year-end we terminated the contract for consideration of approximately $1.68 million. The Company entered into a zero cost collar arrangement during 2001 which provides a floor price of US$20 per barrel and a ceiling price of US$24 per barrel for 500 barrels of oil per day. The contract is effective from November 1, 2001 through April 30, 2002.

Item 12. Description of Securities Other Than Equity Securities.

Not Applicable

Part II

Item 13. Defaults, Dividends Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

The Consolidated Financial Statements of Enterra are attached as follows:

Auditors’ report to the shareholders                                                                       F-1

Enterra Energy Corp.’s Financial Statements as of and

for the years ended December 31, 2001, 2000 and 1999                                F-2 through F-14

Item 18. Financial Statements

Not Applicable.

Item 19. Exhibits

Financial Statements

(b) Exhibit List

Number Exhibit
1.1	Form of Underwriting Agreement.
2.1

Amalgamation Agreement dated May 27, 1998 between Temba Resources Ltd. and PTR Resources Ltd. pursuant to which the Registrant was amalgamated under the Business Corporations Act (Alberta) on June 30, 1998.

2.2	Letter Agreement dated August 12, 1999 pursuant to which the Registrant acquired all of the issued and outstanding shares of 759795 Alberta Ltd.
2.3	Notice of Intention to File a Normal Course Issuer Bid.
3.1	Certificate of Amalgamation and attached Articles of Amalgamation of the Registrant dated and filed June 30, 1998.
3.2	By-laws of the Registrant.
4.1	Form of Warrant Trust Indenture between the Registrant and Montreal Trust Company of Canada providing for the issuance of the Warrants.
4.2	Form of Warrant Agreement between the Registrant and the Representatives providing for the issuance of the Underwriters' Warrants.
10.1	Credit Facility Letter Agreement between the Alberta Treasury Branches and the Registrant as Borrower dated April 19, 2000.
10.2	Promissory Notes dated June 5, 2000 granted by Westlinks to each of Glenn Russell, Patrick Williams Advisors, William J. Gordica, F. Jack Wright, Lawrence W. Underwood and Sapphire Capital Inc.
10.3	Purchase and Sale Agreement dated April 6, 2000 between Sabre Exploration Ltd. and the Registrant.
10.4	Purchase and Sale Agreement dated October 1, 2000 between the Registrant and Compton Petroleum Corporation.
10.5	Consulting Agreement dated October 13, 2000 between Westlinks Resources Ltd. and Wells Gray Resort & Resources Ltd.
10.6	Arrangement Agreement among Westlinks Resources Ltd. and 3779041Canada Ltd. and Big Horn Resources Ltd.
10.7	Information Circular and Proxy Statement for the Plan of Arrangement between Big Horn Resources Ltd. and Westlinks Resources Ltd.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                                                                                                                Enterra Energy Corp.

By: /s/	Luc Chartrand

        Name: Luc Chartrand

                                                                                                                                Title: Chief Financial Officer

                                                                                                                                August 15, 2002

Consolidated Financial Statements of

ENTERRA ENERGY CORP.

Year ended December 31, 2001

AUDITORS’ REPORT TO THE SHAREHOLDERS

Auditors' Report

To the Shareholders

 We have audited the consolidated balance sheets of Enterra Energy Corp. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2001 and shareholders’ equity as at December 31, 2001 and 2000 to the extent summarized in note 12 to the consolidated financial statements.

KPMG LLP

Chartered Accountants

Calgary, Canada

March 6, 2002

Enterra Energy Corp.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
	December 31	December 31
	2001	2000
		(restated – note 2(e)
Assets
Current assets
Cash	$43,364	$1,443
Accounts receivable	6,296,639	2,413,054
Prepaid expenses and deposits	583,058	91,942
	6,923,061	2,506,439

Property and equipment (note 4)	73,139,497	18,335,474
Investments (note 5)	-	422,000
Deferred share issue costs	-	837,555
	$80,062,558	$22,101,468

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$8,989,389	$4,354,949
Income taxes payable	163,103	1,316,171
	9,152,492	5,671,120

Bank indebtedness (note 6)	18,408,904	8,403,000
Provision for future abandonment and site restoration costs	751,088	250,847
Future income tax liability (note 7)	11,159,101	405,888
Deferred gain (note 10)	761,302	-
Series 1 preferred shares (note 9)	6,305,586	-
	46,538,473	14,730,855

Shareholders’ Equity
Share capital (note 8)	29,568,263	5,031,846
Retained earnings	3,955,822	2,338,767
	33,524,085	7,370,613

Commitments (note 11)
Subsequent events (note 12)
	$80,062,558	$22,101,468

Approved on behalf of the Board :
Reg Greenslade	John McGrain
Director	Director
See accompanying notes to consolidated financial statements
F-2
Enterra Energy Corp.
Consolidated Statements of Earnings and Retained Earnings
Years Ended December 31
(Expressed in Canadian dollars)
	2001	2000	1999
		(restated–note 2(e)	(restated–note 2(e)
Revenue
Oil and gas	$20,264,396	$16,700,151	$2,515,456

Expenses
Royalties, net of ARTC	3,182,340	3,310,138	442,335
Production	5,829,613	4,029,703	782,281
General and administrative	565,270	1,391,297	862,546
Interest on long-term debt	589,169	833,342	131,872
Depletion, depreciation and future site restoration	6,869,912	2,960,493	704,980
	17,036,304	12,524,973	2,924,014
Earnings (loss) before the following	3,228,092	4,175,178	(408,558)
Restructuring charges	(929,037)	-	-
Gain on sale of investments	-	-	160,000
Earnings (loss) before income taxes	2,299,055	4,175,178	(248,558)
Income taxes (note 7) :
Current	120,000	1,316,171	-
Future	562,000	405,888	-
	682,000	1,722,059	-
Net earnings (loss)	1,617,055	2,453,119	(248,558)

Retained earnings (deficit) :
Beginning of year, as previously reported	2,645,504	314,304	363,831
Adjustment for change in accounting policy (note 2(e))	(306,737)	(428,656)	(229,625)
Beginning of year, as restated	2,338,767	(114,352)	134,206
End of year	$3,955,822	$2,338,767	($114,352)

Earnings (loss) per share :
Basic	$ 0.23	$ 0.55	($ 0.10)
Diluted	$ 0.23	$ 0.53	($ 0.10)

See accompanying notes to consolidated financial statements

Enterra Energy Corp.
Consolidated Statements of Cash Flows
Years Ended December 31
(Expressed in Canadian dollars)
	2001	2000	1999
		(restated–note 2(e)	(restated–note 2(e)
Cash provided by (used in) :
Operations
Net earnings (loss)	$1,617,055	$2,453,119	($248,558)
Add non-cash items :
Depletion and depreciation	6,869,912	2,960,493	704,980
Future income taxes	562,000	405,888	-
Deferred gain	1,680,031	-	-
Amortization of deferred gain	(918,729)	-	-
Gain on sale of investments	-	-	(160,000)
Non-cash interest expense	-	56,000	-
Funds from operations	9,810,269	5,875,500	296,422
Net change in non-cash working capital items :
Accounts receivable	(1,371,654)	(1,728,267)	(453,399)
Prepaid expenses	(161,941)	(91,942)	-
Accounts payable and accrued liabilities	2,205,753	3,667,907	464,342
Income taxes payable	(1,153,068)	1,316,171	-
	9,329,359	9,039,369	307,365

Financing
Bank indebtedness	1,055,904	5,803,000	1,800,000
Issue of common shares, net of issue costs	5,457,625	1,312,517	1,237,278
Repurchase of shares	(753,300)	-	-
Deferred share issue costs	-	(837,555)	-
	5,760,229	6,277,962	3,037,278

Investing
Capital assets additions	(14,958,086)	(20,853,515)	(3,771,581)
Acquisition of Big Horn Resources Ltd.	(2,190,048)	-	-
Acquisition of subsidiaries, net of cash	-	-	(400,000)
Proceeds on disposal of property and equipment	1,700,500	5,764,570	796,800
Investments	422,000	(250,000)	-
Future abandonment and site restoration costs	(22,003)	(19,231)	(1,413)
	(15,047,667)	(15,358,176)	(3,376,194)

Increase (decrease) in cash	41,921	(40,845)	(31,551)
Cash, beginning of year	1,443	42,228	73,839
Cash, end of year	$ 43,364	$ 1,443	$ 42,288

Funds from operations per share :
Basic	$ 1.40	$ 1.33	$ 0.10
Future	$ 1.40	$ 1.23	$ 0.10

During 2001, the Company paid $589,169 (2000 - $815,742 and 1999 - $131,872) of interest on long-term debt

See accompanying notes to consolidated financial statements

Enterra Energy Corp.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2001 and 2000

____________________________________________________________________________________________

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

2. Significant accounting policies

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Substantially all of the exploration and production activities of the Company are conducted jointly with others and these financial statements reflect only the Company’s proportionate interest in such activities. The consolidated financial statements include the accounts of Big Horn effective from August 1, 2001.

  Petroleum and natural gas properties

  The Company follows the "full cost" method of accounting for petroleum and natural gas properties. All costs related to the exploration for and the development of oil and gas reserves are capitalized into a single cost centre representing the Company’s activity which is undertaken exclusively in Canada. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells. Proceeds from the disposal of properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a major change in the depletion rate.

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

  Income taxes

  The Company follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantially enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company’s provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

    c. Financial instruments

    Fair value of financial instruments:

    The Company’s financial instruments consist of cash, accounts receivable, bank indebtedness, accounts payable, accrued liabilities and preferred shares. The fair values of all of the Company’s financial instruments approximate their carrying values.

    Foreign currency exchange risk:

    The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

    Credit risk:

    A substantial portion of the Company’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Company’s natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

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

      e.  Change in accounting policy

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

The "full cost" method has been adopted retroactively and prior financial statements have been restated. The impact of these changes on the December 31, 2000 and 1999 consolidated financial statements was as follows:

	2000	1999
Balance Sheet:
Capital assets, decrease	$ 532,276	$ 726,449
Future income tax liability, decrease	225,539	297,793
Retained earnings, decrease	306,737	428,656

Statements of Operations and Cash Flows:
Operating costs, decrease	-	2,655
Depletion, depreciation and site restoration, decrease	1,532,730	136,600
Gain on sale of oil and gas properties, decrease	1,338,557	91,402
Future income taxes, increase	72,254	-
Future income tax recovery, decrease	-	246,884
Net earnings (loss), increase	121,919	(199,031)
Funds from operations, increase	-	2,655

Earnings (loss) per share, increase	0.03	(0.08)
Funds from operations per share, increase	-	-

The effect of this change on the December 31, 2001 consolidated financial statements is not significant.

        f. Per share amounts

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

The weighted average number of common shares outstanding during the years ended December 31, 2001 and 2000 were 6,992,393 and 4,421,844, respectively. In computing diluted earnings per share 5,114 shares (2000 – 6,849 shares and 1999 – nil shares) were added to the weighted average number of common shares outstanding during the year as a result of the dilutive effect of stock options. No adjustments were required to reported earnings or funds from operations in computing diluted per share amounts.

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

.3. Business combination

Effective August 1, 2001 Enterra acquired 100% of the issued and outstanding shares of Big Horn Resources Ltd. Details of the acquisition are as follows:

Assets acquired:
Current assets, excluding cash	$2,841,106
Property and equipment	46,874,349
49,715,455
Liabilities assumed:
Current liabilities	2,428,687
Bank indebtedness	8,950,000
Provision for future abandonment and site restoration costs	280,274
Future income tax liability	11,309,464
22,968,425

Net non-cash assets acquired	26,747,030
Cash acquired	37,599
$26,784,629

Consideration:
Cash	$2,227,647
Preferred shares (7,418,336 issued)	6,305,586
Common shares (3,496,436 issued)	18,251,396
$26,784,629

The consideration value attributed to the common shares contemplates an element related to the former stock options of Big Horn that were exchanged for stock options of the Company.  However, this element was not considered significant for separate reporting.

4.  Property and equipment

December 31, 2001
Accumulated
depletion and
	Cost	depreciation	Net

Petroleum and natural gas properties	$ 82,574,219	$ 9,939,258	$ 72,634,961
Office furniture and equipment	843,464	338,928	504,536

	$ 83,417,683	$ 10,278,186	$ 73,139,497

December 31, 2000
Accumulated
depletion and
	Cost	depreciation	Net

Petroleum and natural gas properties	$ 21,858,219	$ 3,638,387	$ 18,219,832
Office furniture and equipment	156,295	40,653	115,642

	$ 22,014,514	$ 3,679,040	$ 18,335,474

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

  5. Investments

  Investments in Red Raven Resources Inc. and Raptor Capital Corporation were disposed of during 2001 as part of the severence amounts paid to former directors and officers of the Company.

  6. Bank indebtedness

Bank indebtedness represents the outstanding balance under a line of credit of $21,500,000 with the Alberta Treasury Branches. Drawings bear interest at 0.25% above the bank’s prime lending rate. Security is provided by a first charge over all of the Company’s assets. The balance is repayable on demand.

While the loan is due on demand, the company is not subject to scheduled repayments. The lender has advised the Company that, subject to annual review of the borrowing base and the Company continuing to comply with the terms of the loan agreement, no payments will be required in 2002.

7. Income taxes

The income tax provision is calculated by applying Canadian federal and provincial statutory tax rates to pre-tax income with adjustments as set out in the following table:

	2001	2000	1999
Earnings before income taxes	$2,299,055	$4,175,178	($248,558)
Combined federal and provincial income tax rate	42.6%	44.6%	44.6%
Computed income tax provision	979,397	1,862,964	(110,857)
Increase (decrease) resulting from:
Resource allowance	(1,211,828)	(942,523)	(72,470)
Non-deductible Crown royalties, net of ARTC	781,332	864,085	74,796
Capital loss carryforward not previously recognized	-	-	(100,395)
Non-taxable portion of capital gain	-	-	(17,848)
Capital taxes	120,000	-	-
Other	13,099	(62,467)	1,243
Change in valuation allowance	-	-	225,531
	$682,000	$1,722,059	$ -

The components of the net future income tax liability at December 31, 2001 were as follows:

Future income tax assets:
Share issue costs	$916,709
Future abandonment and site restoration	239,973
Deferred gain	243,236
1,399,918

Future income tax liabilities:
Property, plant and equipment	12,559,019
Net future income tax liability	$11,159,101

At December 31, 2001 the Company had approximately $43,152,000 ( 2000 - $17,001,000 ) of tax pools available to reduce future taxable income.

8. Share capital

  Authorized:

  Unlimited number of voting common shares without nominal or par value.

  Unlimited number of preferred shares issuable in one or more series

  Issued:

	Number of common shares	Amount

Balance, December 31, 1999	4,042,639	$ 3,512,830
Issued on exercise of options	402,500	415,000
Issued on conversion of warrants	150,000	1,104,016
Balance, December 31, 2000	4,595,139	5,031,846
Issued for cash on exercise of options	43,500	99,450
Issued for cash pursuant to public offerings	1,035,000	7,081,024
Issued on acquisition of property and equipment	213,047	1,300,000
Issued on acquisition of Big Horn Resources Ltd.	3,496,436	18,251,396
Shares repurchased	(232,500)	(753,300)
Issue costs incurred, net of income tax benefit of $1,118,251		(1,442,153)
Balance, December 31, 2001	9,150,622	$ 29,568,263
  Options:

	Number ofOptions	Weighted-average exercise price
Outstanding at January 1, 2000	260,000	$1.00
Options granted	573,000	$4.60
Options exercised	(402,500)	$1.03
Outstanding at December 31, 2000	430,500	$5.76
Options granted	990,000	$4.41
Options exercised	(43,500)	$2.29
Options cancelled	(577,000)	$6.15
Outstanding at December 31, 2001	800,000	$4.00

Options exercisable at December 31, 2001	174,223	$4.00

There were 800,000 options outstanding at December 31, 2001. These options are exercisable at $4.00 and expire on November 2, 2005.

(d) Warrants:

	Number of Warrants	Weighted-average price
Balance, December 31, 1999	302,000	CDN$ 2.50
Issued pursuant to bridge financing	150,000	US$ 4.00
Expired during year	(302,000)
Converted to common shares	(150,000)
Balance, December 31, 2000	-
Issued pursuant to public offering	1,000,000	US$ 3.50
Issued pursuant to underwriters agreement	100,000	US$ 5.40
Balance, December 31, 2001	1,100,000	US$ 3.67

On January 17, 2001, the Company completed a secondary public offering in the United States. The offering consisted of 1,000,000 units of one common share and one share purchase warrant for U.S. $4.55 per unit. The share purchase warrants are exercisable until April 17, 2002 at U.S. $3.50 per share. The 100,000 share purchase warrants related to the underwriters agreement are exercisable at U.S. $5.40 per share starting January 16, 2002 and may be exercised for a four year period thereafter. See note 12(c).

9. Series 1 preferred shares:

At December 31, 2001 there were 7,418,336 Series 1 preferred shares outstanding. These shares are non-voting. They are transferable. Holders of these shares are not entitled to receive any dividends until the first anniversary of the date of issue, which was August 16, 2001. Subsequent to August 16, 2002 holders of these shares are entitled to receive a fixed cumulative dividend of $0.085 per share per annum, payable quarterly. These shares are redeemable at any time by the Company for $0.85 per share. Holders of these shares may require the Company to redeem all or any of these shares, at $0.85 per share, at any time following August 16, 2002. There is no market for these shares and none is expected to develop. See note 12(a).

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

12. Subsequent events

  On March 26, 2002 the Company redeemed 6,123,870 of its Series 1 preferred shares for $2.3 million, resulting in a gain of $2,905,290.
  On March 28, 2002 the Company agreed to issue 400,000 share purchase warrants to an arm’s length U.S.-based consulting firm in connection with a potential debt financing in the United States. The warrants are to have a two-year term and are subject to different pricing (100,000 warrants at US$2.60, 100,000 at US$3.30 and 200,000 at US$4.00). The US$2.60 warrants are to vest upon the execution of a non-binding letter of intent relating to the proposed financing. The US$3.30 and US$4.00 warrants are to vest only on the successful closing and funding of the proposed financing.

        c.   On April 12, 2002 the Company was granted a 30-day extension for the 1,000,000 share purchase warrants which were exercisable until April 17, 2002. The expiry date was                  extended to May 17, 2002.

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

  Investments:

  Under U.S. GAAP, the Company’s investments would be classified as "Available-For-Sale" in accordance with definitions per SFAS 117 and the securities be recorded at fair market value. Unrealized gains and losses net of related income taxes are included in comprehensive income and reported as a separate component of shareholders’ equity.

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

(g) Stock-based compensation:

Under U.S. GAAP, SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. During 2001, the Company granted 119,500 stock options to non-employees. Had compensation cost for these stock options been determined based on their fair market value at the grant dates of the awards, the Company’s pre-tax income for the year would have decreased by $90,294. The weighted average fair market value of options granted to non-employees in 2001 was $0.76 per option. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 5%, volatility of 30% and expected life of five years. During 2001, all of the options outstanding were re-priced. As all options were "out of the money" at December 31, 2001, no compensation expense would have been recorded under U.S. GAAP.

(h) Balance sheets:

    The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Company:

	2001		2000
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
				(restated)
Assets
Current assets	$ 6,923,061	$ 6,923,061	$ 2,506,439	$ 2,506,439
Capital assets (a)(b)	73,139,497	43,692,704	18,335,474	18,084,627
Investments (c)	-	-	422,000	647,000
Deferred share issue costs	-	-	837,555	837,555
	$ 80,062,558	$ 50,615,765	$ 22,101,468	$ 22,075,621

Liabilities
Current liabilities (d)	$ 9,152,492	$ 27,651,690	$ 5,671,120	$ 5,671,120
Long-term debt (d)	18,408,904	-	8,403,000	8,403,000
Future income taxes (a)(c)(e)(g)	11,159,101	285,850	405,888	456,063
Provision for future site restoration (b)	751,088	-	250,847	-
Deferred gain (e)	761,302	-	-	-
Series 1 preferred shares	6,305,586	6,305,586	-	-
	46,538,473	34,243,126	14,730,855	14,530,183

Shareholders’ equity
Share capital	29,568,263	29,568,263	5,031,846	5,077,359
Comprehensive income (c)(f)	-	-	-	174,825
Retained earnings (deficit)	3,955,822	(13,195,624)	2,338,767	2,293,254
	33,524,085	16,372,639	7,370,613	7,545,438
	$ 80,062,558	$ 50,615,765	$ 22,101,468	$ 22,075,621

    (i) Income statements:

The adjustments using U.S. GAAP would result in the following changes to the consolidated financial statements of the Company:

	2001	2000	1999
		(restated)	(restated)

Net earnings (loss) under Canadian GAAP	$ 1,617,055	$ 2,453,119	($ 248,558)

Adjustments:
Full cost accounting (a)	(28,695,705)	-	-
Related income taxes	11,159,101	-	-
Hedging gain (e)	761,302	-	-
Related income taxes	(324,315)	-	-
Stock-based compensation (g)	(90,294)	-	-
Related income taxes	34,845	-	-
Net earnings (loss) under U.S. GAAP	(15,534,391)	2,453,119	(248,558)

Other comprehensive income :
Unrealized (realized) gain on investments, net of income tax effect (c)	-	174,825	(79,842)
Comprehensive income (loss)	($ 15,534,391)	$ 2,627,944	($ 328,400)

Earnings (loss) per share :
Basic	($ 2.22)	$ 0.53	($ 0.13)
Diluted	($ 2.22)	$0.52	($ 0.13)