Form 20-F/A
period 2003-12-31
ENTERRA ENERGY TRUST
filed 2004-05-05
CIK 1116377

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 20-F/A

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

EXPLANATORY NOTE

    This Amendment No. 1 on Form 20-F/A amends exhibit 32, rule 13a-14(a) certifications and exhibit 33, section 1350 certifications, in Item 19 of Part III of the our Annual Report on Form 20-F for the fiscal year ended December 27, 2003 filed with the Securities and Exchange Commission on April 26, 2004. No attempt has been made to modify or update any disclosures presented in any other   Items or Parts of the Form 20-F.

Item 19. Exhibits

Number Exhibit
2.1

Amalgamation Agreement dated May 27, 1998 between Temba Resources Ltd. and PTR Resources Ltd. pursuant to which the Registrant was amalgamated under the Business Corporations Act (Alberta) on June 30, 1998.

2.2	Letter Agreement dated August 12, 1999 pursuant to which the Registrant acquired all of the issued and outstanding shares of 759795 Alberta Ltd.
2.3	Notice of Intention to File a Normal Course Issuer Bid.
3.1	Certificate of Amalgamation and attached Articles of Amalgamation of the Registrant dated and filed June 30, 1998.
3.2	By-laws of the Registrant.
3.3	Enterra Energy Trust Amended And Restated Trust Indenture (1)
4.1	Form of Warrant Trust Indenture between the Registrant and Montreal Trust Company of Canada providing for the issuance of the Warrants.
4.2	Form of Warrant Agreement between the Registrant and the Representatives providing for the issuance of the Underwriters' Warrants.
10.1	Credit Facility Letter Agreement between the Alberta Treasury Branches and the Registrant as Borrower dated April 19, 2000.
10.2	Promissory Notes dated June 5, 2000 granted by Westlinks to each of Glenn Russell, Patrick Williams Advisors, William J. Gordica, F. Jack Wright, Lawrence W. Underwood and Sapphire Capital Inc.
10.3	Purchase and Sale Agreement dated April 6, 2000 between Sabre Exploration Ltd. and the Registrant.
10.4	Purchase and Sale Agreement dated October 1, 2000 between the Registrant and Compton Petroleum Corporation.
10.5	Consulting Agreement dated October 13, 2000 between Westlinks Resources Ltd. and Wells Gray Resort & Resources Ltd.
10.6	Arrangement Agreement among Westlinks Resources Ltd. and 3779041Canada Ltd. and Big Horn Resources Ltd.
10.7	Information Circular and Proxy Statement for the Plan of Arrangement between Big Horn Resources Ltd. and Westlinks Resources Ltd.
31	Rule 13a-14(a) Certifications.
32	Section 1350 Certifications.
(1)	The description of our trust units contained in our amendment to our registration statement on Form 8-A12G/A dated November 28, 2003.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Enterra Energy Trust

By: Enterra Energy Corp.

Administrator of the Trust

By: /s/ Luc Chartrand

Name: Luc Chartrand

Title: Chief Executive Officer

May 4, 2004