Form 20-F
ENTERRA ENERGY TRUST
filed 2005-11-08
CIK 1116377

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to:
FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2004.

Or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the transition period from to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event reporting this shell company report
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Acts. Yes ☐ No ☐
Commission file number 000-32115
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
     Item 17 ☐ Item 18 ☑

This Amendment to the Form 20-F is being filed to remove references to the non-GAAP measure “cash flow from operations” and “per unit” measures of cash flow. We have replaced this disclosure with discussions of the GAAP measure “cash provided by operating activities”. With respect to our financial statements, we have revised the operating section of the Consolidated Statements of Cash Flows to remove the subtotal prior to change in non-cash working capital and accordingly, Note 17(k) to our consolidated financial statements has been removed. Further, the discussion of our oil and gas reserves has been modified to clarify that the disclosure in the Form 20-F is based on U.S., not Canadian, disclosure standards for oil and gas reserves.
On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.

Certifications of CEO pursuant to Section 302
Certification of CFO pursuant to Section 302
Certification of CEO pursuant to Section 906
Certification of CFO pursuant to Section 906
Consent of KPMG LLP
Consent from Deloitte & Touche LLP
Consent of McDaniel & Associates Consultants Ltd.
Certification of CEO pursuant to Section 302
Certification of CFO pursuant to Section 302
Certification of CEO Pursuant to Section 906
Certification of CFO Pursuant to Section 906
Consent from KPMG LLP
Consent from Deloitte Touche LLP
Consent from McDaniel & Associates Consultants Ltd.

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

Consolidated statements of earnings data:

(In thousands, except per unit data)
	Year Ended December 31,
	2004	2003	2002	2001	2000
	C$	C$	C$	C$	C$
	Restated(2)	Restated(1)(2)	Restated(1)	Restated(1)	Restated(1)

Amounts in accordance with Canadian GAAP

Revenue	$108,293	$72,097	$25,746	$20,264	$16,700

Earnings before income taxes and non-controlling interest	$14,415	$7,220	$5,878	$2,423	$3,880

Net earnings	$14,027	$5,430	$4,881	$1,700	$2,256

Basic earnings per unit/share	$0.62	$0.29	$0.27	$0.12	$0.26

Diluted earnings per unit/share	$0.62	$0.27	$0.26	$0.12	$0.25

Dividends paid on preferred shares – C$	$—	$33	$23	$—	$—

Dividends paid on preferred shares – US$	$—	$24	$15	$—	$—

Dividends paid on common shares	$—	$—	$—	$—	$—

Weighted average units/shares outstanding – basic	22,518	18,752	18,309	13,985	8,844

Amounts in accordance with US GAAP (2)

Revenue	$108,293	$72,097	$25,746	$20,264	$16,700

Earnings before income taxes	$7,906	$12,835	$2,909	$3,228	$4,175

Net earnings (loss)	($179,632)	($218,914)	$6,748	($15,535)	$2,453

Basic earnings (loss) per unit/share	($7.70)	($11.55)	$0.37	($1.11)	$0.53

Diluted earnings (loss) per unit/share	($7.62)	($11.55)	$0.36	($1.11)	$0.52

Dividends paid on preferred shares	$—	$33	$23	$—	$—

Dividends paid on common shares	$—	$—	$—	$—	$—

The following table indicates a summary of our consolidated balance sheets as of December 31, 2004, 2003, 2002, 2001 and 2000. The monetary amounts in the table are in Canadian dollars (”C$”).
Consolidated balance sheet data:

(In thousands)	As at December 31,
	2004	2003	2002	2001	2000
	C$	C$	C$	C$	C$
	Restated(2)	Restated(1)(2)	Restated(1)	Restated(1)	Restated(1)

Amounts in accordance with Canadian GAAP
Cash	$4,779	$66	$108	$43	$1

Accounts receivable and prepaid expenses	$16,131	$9,204	$7,971	$6,880	$2,505

Property and equipment	$148,458	$105,260	$96,142	$74,130	$19,588

Total assets	$221,128	$116,705	$104,505	$81,054	$23,354

Total Unitholders’ equity	$114,971	$44,545	$38,417	$33,410	$7,173

Amounts in accordance with US GAAP (2)

Cash	$4,779	$66	$108	$43	$1

Accounts receivable and prepaid expenses	$16,131	$9,204	$7,971	$6,880	$2,505

Property and equipment	$117,940	$84,288	$68,308	$43,693	$18,085

Total assets	$171,331	$95,696	$76,670	$50,616	$22,076

Total Mezzanine equity	$529,764	$261,810	$—	$—	$—

Total Unitholders’ equity	$(449,727)	$(227,813)	$23,373	$16,373	$7,545

(1)	Effective January 1, 2004, the Trust retroactively adopted CICA Handbook Section 3110 “Asset Retirement Obligations”. The new recommendations require the recognition of the fair value of obligations associated with the retirement of long-lived assets to be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion expense, which are included in depletion, depreciation, and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying asset.

(2)	On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.

(3)	For further information on the US GAAP reconciliation, see ITEM 18 Financial Statements – Note 18.

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
We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements .

Exchange Rate Information
We publish our consolidated financial statements in Canadian dollars. In this report, except where otherwise indicated, all dollar amounts are stated in Canadian dollars. References to “$” or “C$” are to Canadian dollars and references to “US$” are to U.S. dollars. The following table sets forth for each period indicated the period end exchange rates for conversion of U.S. dollars to Canadian dollars, the average exchange rates on the last day of each month during such period and the high and low exchange rates during such period. These rates are based on the noon buying rate in New York City, expressed in U.S. dollars, for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rates are presented as Canadian dollars per $1.00. On November 4, 2005, the noon buying rate was US$1.00 equals Cdn.$1.1815 and the inverse noon buying rate was Cdn.$1.00 equals US$08464.
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

Year Ended December 31,	2004	2003	2002	2001	2000

End of period	0.8300	0.7738	0.6344	0.6285	0.6669

Average for the period	0.7683	0.7139	0.6372	0.6456	0.6732

High during the period	0.8502	0.7738	0.6656	0.6714	0.6969

Low during the period	0.7164	0.6349	0.6175	0.6227	0.6410

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	May 2005	June 2005	July 2005	August 2005	September 2005	October 2005
High	0.8086	0.8173	0.8317	0.8449	0.8630	0.8599
Low	0.7853	0.7943	0.8024	0.8168	0.8378	0.8387
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
The amounts available under our existing credit facilities may not be sufficient for future operations, or we may not be able to obtain additional financing on economic terms attractive to us, if at all. Our current credit facilities consist of a revolving credit facility with a Canadian financial institution and bridge loan facility with a lending fund, both due November 30, 2005. Repayment of all outstanding amounts are due at that time. In order to pay out the existing facilities we need to obtain alternate financing. We anticipate entering into a new conventional revolving credit facility with a Canadian financial institution. Any failure to obtain suitable replacement financing may have a material adverse effect on our business, and distributions to Unitholders may be materially reduced.
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
Income tax laws, other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource allowance, may in the future be changed or interpreted in a manner that adversely affects the Trust and Unitholders. Tax authorities having jurisdiction over the Trust or the Unitholders may disagree with the manner in which we calculate our income for tax purposes or could change their administrative practices to our detriment or the detriment of Unitholders. The Department of Finance (Canada) has indicated that it will continue to evaluate the development of the income trust market as part of its ongoing monitoring and assessment of Canadian financial markets and the Canadian tax system. On September 8, 2005, the Department of Finance issued a paper and launched consultations on the economic and fiscal implications of flow-through entities (“FTEs”) including income trusts. Submissions will be received until December 31, 2005. On September 19, 2005 the Minister of Finance announced that he has asked the Minister of National Revenue to postpone providing advance rulings respecting FTEs. As of the date hereof, there has been no guidance issued by the

Department of Finance as to the nature of changes to the Tax Act, if any, that are being considered with respect to FTEs. Accordingly, as with all potential changes in law, no assurance can be given that changes will not be made to the Tax Act that adversely affect the Trust or holders of Trust Units.
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
As noted above, the Department of Finance (Canada) has indicated that it will continue to evaluate the development of the income trust market as part of its ongoing monitoring and assessment of Canadian financial markets and the Canadian tax system. On September 8, 2005, the Department of Finance issued a paper and launched — 23 — consultations on the economic and fiscal implications of flow-through entities (“FTEs”) including income trusts. Submissions will be received until December 31, 2005. On September 19, 2005 the Minister of Finance announced that he has asked the Minister of National Revenue to postpone providing advance rulings respecting FTEs. As of the date hereof, there has been no guidance issued by the Department of Finance as to the nature of changes to the Tax Act, if any, that are being considered with respect to FTEs. Accordingly, as with all potential changes in law, no assurance can be given that changes will not be made to the Tax Act that adversely affect the Trust or holders of Trust Units.
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
Taxation of Enterra.
Enterra is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust on the Notes. During the period that Exchangeable Shares issued by Enterra are outstanding, Enterra will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. Enterra intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with its income tax resource pools, undepreciated capital cost (“UCC”) and non-capital losses, if any. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of Enterra, then cash taxes would be payable by Enterra. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense relating to the Notes. If such a challenge were to succeed against Enterra, it could materially adversely affect the amount of cash flow available for distribution to Unitholders.
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

ITEM 4. Information on the Trust
A. History and development of The Trust
Enterra Energy Trust (the “Trust” and, together with its direct and indirect subsidiaries and partnerships, “we”, “our” or “us”) is an open ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture dated as of October 24, 2003, between Enterra Energy Corp. and Olympia Trust Company (the “Trust Indenture”). The registered office of the Trust is located at Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9 and its head office is located at Suite 2600, 500-4th Avenue S.W., Calgary, Alberta T2P 2V6; phone 403-263-0262.
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
On May 31, 2005, the Trust and High Point Resources Inc. entered into an agreement for the acquisition by the Trust of all of the issued and outstanding common shares of High Point. On August 17, 2005, the acquisition closed for consideration of approximately $201.0 million, including $1.3 million of transaction cost. In addition the Trust assumed $75 million in debt. The consideration consisted of 7,490,898 trust units valued at $168.5 million and 1,407,177 exchangeable shares (exchangeable on a one-to-one basis into trust units) valued at $31.7 million.
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
The amounts available under our existing credit facilities may not be sufficient for future operations, or we may not be able to obtain additional financing on economic terms attractive to us, if at all. Our current credit facilities consist of a revolving credit facility with a Canadian financial institution and bridge loan facility with a lending fund, both due November 30, 2005. Repayment of all outstanding amounts are due at that time. In order to pay out the existing facilities we need to obtain alternate financing. We anticipate entering into a new conventional revolving credit facility with a Canadian financial institution. Any failure to obtain suitable replacement financing may have a material adverse effect on our business, and distributions to Unitholders may be materially reduced.

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

Distribution per Trust Unit
(US$)
December, 2003(1)	$0.10
January, 2004	$0.10
February, 2004	$0.10
March, 2004	$0.11
April, 2004	$0.11
May, 2004	$0.11
June, 2004	$0.12
July, 2004	$0.12
August, 2004	$0.12
September, 2004	$0.13
October, 2004	$0.13
November, 2004	$0.13
December, 2004	$0.14
January, 2005	$0.14
February, 2005	$0.14
March, 2005	$0.15
April, 2005	$0.15
May, 2005	$0.15
June, 2005	$0.16
July, 2005	$0.16
August, 2005	$0.16
September, 2005	$0.17
October, 2005	$0.17
Note:

(1)	This distribution was the first cash distribution of the Trust following the completion of the Arrangement.
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
The Enterra Board currently intends to provide all Unitholders with monthly cash distributions. However, the availability of cash for the payment of distributions will at all times be dependant upon a number of factors, including resource prices, production rates and reserve growth and the Enterra Board cannot assure that sufficient cash will be available for distribution to Unitholders in the amounts anticipated or at all. See “Risk Factors”.
We make monthly cash distributions to Unitholders. Our primary sources of cash are payments from Enterra, and Rocky Mountain Acquisition Corp (“RMAC”) of interest on the Notes and payments from EEC Trust of principal and interest on the CT Notes.
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
Edmonton
CENTRAL
EAST
CENTRAL
Calgary
Princess

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
The Trust has its reserves evaluated by independent engineers every year. McDaniel and Associates Consultants Ltd. (“McDaniel”) independently evaluated Enterra’s reserves at December 31, 2004. These recovery and reserve estimates in the described properties are estimates only; the actual reserves in the properties in which we have an interest may be more or less than those calculated. The extent and character of the material information supplied by Enterra including, but not limited to, ownership, well data, production, price, revenues, operating costs and contracts were relied upon by McDaniel in preparing the report. In the absence of such information, McDaniel relied upon their opinion of reasonable practice in the industry. Additional information can be found in our Renewal Annual Information Form filed on the internet at www.sedar.com.

Reserve Quantity Information
Estimated net quantities of proved gas and oil (including condensate) reserves at December 31, 2004, 2003 and 2002, and changes in the reserves during those years, are shown in the following two tables. Reserve volumes are reported on both net and gross of royalties basis.

	2004	2003	2002	2004	2003	2002
	Net	Net	Net	Gross	Gross	Gross

Proved developed and undeveloped reserves — Oil (boe)
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

Proved developed reserves — Oil
At January 1	4,457	3,239	3,131	5,149	3,952	3,734
At December 31	5,069	4,457	3,239	5,755	5,149	3,952

	2004	2003	2002	2004	2003	2002
	Net	Net	Net	Gross	Gross	Gross

Proved developed and undeveloped reserves — Gas (boe)
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

SUMMARIZED FINANCIAL AND OPERATIONAL DATA

(in Thousands except for volumes and	Q4	Q4		Year	Year
per unit amounts)	2004	2003	Change	2004	2003	Change
	Restated(1)	Restated(1)		Restated(1)	Restated(1)
Exit production rate (boe per day)	7,258	6,460	12%	7,258	6,460	12%
Production revenue	$33,593	$15,598	115%	$108,293	$72,097	50%
Average production volumes (boe per day)	7,925	5,206	52%	6,957	5,024	38%
Cash provided (used) by operating activities (2)	$14,192	$(966)	1,569%	$42,345	$20,971	102%

Net earnings (loss)	$3,256	$(4,754)	168%	$14,027	$5,430	158%
Net earnings (loss) per unit	$0.13	$(0.25)	152%	$0.62	$0.29	114%
Average number of units outstanding	25,277	18,956	33%	22,518	18,787	20%
Average price per bbl of oil	$46.90	$31.79	48%	$43.00	$39.12	10%
Average price per mcf of natural gas	$6.87	$5.91	16%	$6.69	$6.65	1%
Production expenses per boe	$10.98	$6.19	77%	$9.23	$6.96	33%
General and administrative expenses per boe (cash portion)	$2.61	$2.18	20%	$1.71	$1.69	-1%

(1)	On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.

(2)	The Trust had previously reported the Non-GAAP measure “Cash flow from operations”, rather than the GAAP-based measure of “Cash provided (used) by operating activities”.
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

3 YEAR SUMMARY

SUMMARIZED FINANCIAL AND OPERATIONAL DATA (in Thousands	Year		Year		Year
except for volumes and per unit amounts)	2004		2003		2002
	Restated(1)		Restated(1)
Revenue		$108,293		$72,097	$25,746
Cash provided by operating activities (2)		$42,345		$20,971	$22,474

Net earnings		$14,027		$5,430	$4,881
Net earnings per unit — basic		$0.62		$0.29	$0.27
Net earnings per unit — diluted		$0.62		$0.27	$0.26
Average number of units outstanding		22,518		18,752	18,309
Total assets		$221,128		$116,705	$104,505
Total bank debt and obligations under capital leases		$47,315		$38,129	$29,358
Distribution per unit	US$	1.42	US$	0.10	N/A

(1)	On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.

(2)	The Trust had previously reported the Non-GAAP measure “cash flow from operations”, rather than the GAAP-based measure of “cash provided by operating activities”.

PRODUCTION REVENUE (in Thousands except for volumes and pricing)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
Crude oil and natural gas liquids	$29,196	$12,022	143%	$91,611	$55,185	66%
Natural gas	4,397	3,576	23%	16,682	16,912	-1%
Total production income	$33,593	$15,598	115%	$108,293	$72,097	50%

Volumes
Average oil production (in bbls/day)	6,766	4,110	65%	5,821	3,862	51%
Average gas production (in mcf/day)	6,954	6,572	6%	6,817	6,972	-2%
Average total production (in boe/day)	7,925	5,206	52%	6,957	5,024	38%
Exit oil production (in bbls/day)	5,905	4,890	21%	5,905	4,890	21%
Exit gas production (in mcf/day)	8,118	9,420	-14%	8,118	9,420	-14%
Exit total production (in boe/day)	7,258	6,460	12%	7,258	6,460	12%

Commodity Pricing Benchmarks
West Texas Intermediate (US$/bbl)	$48.28	$31.18	55%	$41.40	$31.10	33%
Exchange rate (US$)	$0.80	$0.76	5%	$0.77	$0.72	7%
Edmonton Par ($/bbl)	$57.71	$39.85	45%	$52.55	$43.39	21%
NYMEX (US$/mmbtu)	$6.87	$5.44	26%	$6.09	$5.49	11%
Alberta Spot ($/mcf)	$7.09	$5.69	24%	$6.79	$6.50	4%

Commodity Prices received by Enterra
Average price received per bbl of oil	$49.90	$31.78	48%	$43.00	$39.12	10%
Average price received per mcf of natural gas	$6.87	$5.91	16%	$6.69	$6.65	1%
Production Expenses
Production expenses increased by 84% in 2004 and by 170% in Q4 compared to their respective periods in 2003. These increases are a result of higher production rates, the acquisition of higher operating cost properties during the year and overall increased industry operating costs.
PRODUCTION EXPENSES (in Thousands except for percentages and per boe amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
Production expenses	$8,007	$2,967	170%	$23,492	$12,763	84%
As a percentage of production revenue	24%	19%	25%	22%	18%	22%
Production expenses per boe	$10.98	$6.19	77%	$9.23	$6.96	33%

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
ROYALTIES (in Thousands except for percentages and boe amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
Royalties	$7,958	$3,916	103%	$24,527	$17,656	39%
As a percentage of production revenue	24%	25%	-4%	23%	24%	-4%
Royalties per boe	$10.91	$8.18	33%	$9.63	$9.63	0%
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
GENERAL AND ADMINISTRATIVE EXPENSES (in Thousands except for percentages and per boe amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
General and administrative expenses — cash portion	$1,906	$1,042	83%	$4,362	$3,104	41%
General and administrative expenses — non-cash portion	$(606)	—	—	$78	$281	-72%
As a percentage of production revenue (cash portion)	6%	7%	-15%	4%	4%	-6%
General and administrative expenses per boe (cash portion)	$2.61	$2.18	+20%	$1.71	$1.69	1%
Interest Expense
Interest expense increased by 27% in 2004 and increased by 20% in Q4 compared to their respective periods in 2003. The 2004 increase is due to the higher average outstanding loan balances during the year. The increase in Q4 is due to the fact that, on average, the Q4 loan balances were higher in 2004 because of acquisitions and drilling activity in 2004 compared to 2003.
INTEREST EXPENSE (in Thousands except for percentages and per boe amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
Long-term debt, including bank debt at end of period	$47,316	$38,128	24%	$47,315	$38,129	24%
Interest expense	$491	$410	20%	$2,222	$1,749	27%
As a percentage of production revenue	2%	3%	33%	2%	2%	0%
Interest expense per boe	$0.67	$0.86	-21%	$0.87	$0.95	-8%

Depletion and Depreciation
Depletion and depreciation expense increased by 54% in 2004 and by 90% in Q4 compared to their respective periods in 2003. The increase is due to a higher production rate in the year and Q4 2004.
DEPLETION AND DEPRECIATION EXPENSE (in Thousands except for percentages and per boe amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
	Restated(1)	Restated(1)		Restated(1)	Restated(1)
Depletion and depreciation expense	$11,794	$6,210	90%	$35,976	$23,306	54%
As a percentage of production revenue	35%	40%	-13%	33%	33%	0%
Depletion and depreciation expense per boe	$16.18	$12.97	25%	$14.13	$12.71	11%

(1)	On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.
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

$126,814

Earnings
In 2003, earnings were reduced by the re-organization costs related to the conversion to a trust in the fourth quarter of 2003.
EARNINGS (in Thousands except for per unit amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
	Restated(1)	Restated(1)		Restated(1)	Restated(1)
Earnings (loss) before income taxes and non-controlling interest	$3,103	$(4,710)	166%	$14,415	$7,220	100%
Add (deduct) income taxes	226	$(377)	160%	$20	$(2,122)	-100%
Add (deduct) non-controlling interest	(73)	332	-121%	(408)	332	-223%
Net earnings (loss)	$3,256	$(4,755)	168%	$14,027	$5,430	158%
Net Earnings (loss) as a percentage of revenue	10%	30%	133%	13%	8%	63%
Net Earnings (loss) on a per boe basis	$4.47	$(9.92)	147%	$5.04	$2.95	71%
Per unit information
Net earnings (loss) per unit	$0.13	$(0.25)	152%	$0.62	$0.29	137%
Average number of units outstanding	25,277	18,956	33%	22,518	18,752	20%

(1)	On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.
Cash Provided By Operating Activities
Cash provided (used) by operating activities grew in 2004 as compared with 2003. On an annual basis cash provided by operating activities was $42.3 million in 2004, an increase of $21.4 million from 2003. The increased cash from operating activities in 2004 as compared with 2003 was the result of a $8.6 million increase in net earnings adjusted by $12.8 million for non-cash items included in net earnings and changes in non-cash net working capital. Cash provided by operating activities was $14.2 million in Q4 2004, an increase of $15.2 million from Q4 2003. The increased cash from operating activities in Q4 2004 as compared with Q4 2003 was the result of a $8.5 million increase in net earnings adjusted for $6.7 million of non-cash items included in net earnings and changes in non-cash net working capital.

CASH PROVIDED BY OPERATING ACTIVITIES (in Thousands except for per unit amounts)

	Q4	Q4		Year	Year
	2004	2003	Change	2004	2003	Change
	Restated(1)	Restated(1)		Restated(1)	Restated(1)
Net earnings (loss)	$3,256	$(4,755)	168%	$14,027	$5,430	158%
Add back depletion and depreciation	11,794	6,210	90%	35,976	23,306	54%
Add back (deduct) amortization of deferred financing charges	(18)	(27)	33%	33	262	-87%
Add (deduct) Non –controlling interest	73	(332)	(122)	408	(332)	-223%
Add back (deduct) future income taxes	(396)	331	-203%	(280)	1,988	-114%
Deduct amortization of deferred gain	—	(1)		—	(238)	-100%
Asset Retirement Expenditures	—	(5)		—	(5)	%
Add back (deduct) non-cash expense related to warrants/ options	(606)	282	-315%	78	282	-72%

Change in accounts receivable	(2,137)	(146)	-1,364%	(4,393)	(1,429)	-207%
Change in prepaid expenses	(134)	23	-683%	(57)	195	-129%
Change in accounts payable and accrued liabilities	2,190	(2,431)	190%	(3,607)	(8,453)	57%
Change of income taxes payable	170	(115)	248%	160	(35)	557%
Cash provided by operating activities	$14,192	$(966)	1,569%	$42,345	$20,971	102%

Cash provided by operating activities as a percentage of revenue	42%	-6%	800%	39%	29%	34%

(1)	On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.
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
CAPITAL EXPENDITURES

	Year	Year
(In Thousands except for percentages)	2004	2003	Change
Property acquisitions	$30,385	$8,539	256%
Proceeds on disposal of properties	(1,177)	(18,263)	-94%
Drilling (exploration and development)	11,001	28,390	-61%
Facilities and equipment	24,475	14,368	70%
Other	555	280	98%

Net additions before ARO	$65,239	$33,314	96%

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
Change in Accounting Policy

(a) Non-controlling interest (“NCI”)
On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable to be classified as equity. The Trust’s exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheets.
Since the Enterra exchangeable shares (note 10 to the amended consolidated financial statements) were not initially recorded at fair value, subsequent exchanges for Trust Units are measured at the fair value of the Trust Units issued. The amounts in excess of the carrying value of exchangeable shares are allocated to property, plant and equipment, to the extent possible, with any excess amounts being allocated to goodwill. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings.
Prior to the adoption of EIC 151, Trust Units that would be issued upon conversion of exchangeable shares were included in the calculation of basic earnings per unit. As a result of the new standard exchangeable shares are excluded from the calculation of basic earnings per unit but are reflected in the calculation of diluted earnings per unit.
Prior periods have been retroactively restated as required by the new accounting standard.

The following tables illustrate the impact of the new accounting policy for periods which have been presented for comparative purposes

Balance Sheet as at	Balance as
December 31, 2004	reported prior to	Adjustments	Balance as
	NCI restatement	for NCI	restated

Property, plant and equipment	$146,910	$1,548	$148,458
Goodwill	29,991	19,279	49,270
Future income tax liability	21,526	602	22,128
Non-controlling interest	—	3,349	3,349
Unitholders’ capital	111,653	20,554	132,207
Exchangeable shares	3,276	(3,276)	—
Accumulated earnings	27,903	(405)	27,498
Basic weighted average number of units outstanding	23,327,728	(809,355)	22,518,373
Diluted weighted average number of units outstanding	23,560,785	(318,825)	23,241,960

Balance Sheet as at	Balance as
December 31, 2003	reported prior to	Adjustments	Balance as
	NCI restatement	for NCI	restated

Property, plant and equipment	$105,253	$7	$105,260
Goodwill	—	37	37
Future income tax liability	13,936	3	13,939
Non-controlling interest	—	3,125	3,125
Unitholders’ capital	32,838	41	32,879
Exchangeable shares	3,457	(3,457)	—
Accumulated earnings	13,785	332	14,117
Basic weighted average number of units outstanding	18,953,968	(202,334)	18,751,634
Diluted weighted average number of units outstanding	18,953,968	(40)	18,953,928

Statement of Earnings for the year ended	Balance as
December 31, 2004	reported prior to	Adjustments	Balance as
	NCI restatement	for NCI	restated

Depletion, depreciation and accretion	$35,438	$538	$35,976
Future income tax recovery	(71)	(209)	(280)
Net earnings before non-controlling interest	14,764	(329)	14,435
Non-controlling interest	—	408	408
Net earnings	14,764	(737)	14,027
Net earnings per unit — basic	$0.63	($0.01)	$0.62
Net earnings per unit — diluted	$0.63	($0.01)	$0.62

Statement of Earnings for the year ended
December 31, 2003	Balance as	Adjustments
	reported prior to	for NCI for	Balance as
	NCI restatement	NCI	restated

Non-controlling interest	$—	($332)	($332)
Net earnings	5.098	(332)	5,430
Net earnings per unit — basic	$0.27	$0.02	$0.29
Net earnings per unit — diluted	$0.27	$0.00	$0.27
The retroactive implementation of EIC 151 had no impact on the statement of earnings for the year ended December 31, 2002.
U.S. Pronouncements
The following standards issued by the FASB do not impact us at this time:
(a)	In December 2004, FASB issued statement 123R “Share Based Payments” that establishes the standards for the accounting for transactions in which an entity exchanges its equity for goods or services. The statement focused primarily on the accounting for transactions in which an entity obtains employee services in exchange for share-based consideration. The statement establishes a standard to account for such transactions using a fair-value-based method. The effective date for implementation of this standard would be the first interim or annual period beginning on or after December 15, 2005 for transactions entered into on or after the effective date. Management has not yet assessed the impact of this standard on our results of operations or financial position.

(b)	In December 2004, SFAS issued statement No. 153 “Exchanges of Non-monetary Assets” — an amendment of APB Opinion No. 29. The statement eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary exchanges that do not have commercial substance. A non-monetary exchange is defined as having commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. Management does not expect the adoption of this statement to have any material impact on our results of operations or financial position.
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
Summarized financial and operational data (in Thousand’s except for volumes and per unit amounts)

	2003	2002	Change

Exit production rate (boe per day)	6,460	5,335	+ 21%
Average production revenue	$72,097	$25,746	+180%
Average production volumes (boe per day)	5,024	2,320	+117%

Cash provided by operating activities	$20,971	$22,474	- 7%

Average number of units outstanding (after giving effect to trust conversion)	18,752	18,309	+ 2%
Average price per bbl of oil	$39.12	$33.86	+ 16%
Average price per mcf of natural gas	$6.65	$4.08	+ 63%
Operating costs per boe	$6.96	$7.11	- 2%
General and administrative expenses per boe (cash portion)	$1.69	$1.99	- 15%

2 YEAR SUMMARY
Summarized financial and operational data (in Thousand’s except for per unit amounts)

	2003		2002
	Restated(2)
Revenue		$72,097	$25,746

Net earnings		$5,430	$4,881
Net earnings per unit — basic		$0.29	$0.27
Net earnings per unit — diluted		$0.27	$0.26

Average number of units outstanding (after giving effect to trust conversion)		18,752	18,309

Total assets		$116,705	$104,505
Total long-term debt (including bank debt and capital leases)		$38,129	$29,358
Distribution per unit (1)	US$	0.10	N/A

(1)	Only one distribution for the month of December 2003, paid on January 15, 2004 for US$0.10 per unit.

(2)	On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.

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
Production revenue (in Thousand’s except for volumes and pricing)

	2003	2002	Change
Crude oil and natural gas liquids	$55,185	$18,075	+205%
Natural gas	16,912	7,671	+120%
Total production income	$72,097	$25,746	+180%

Volumes
Average oil production (in bbls/day)	3,862	1,460	+164%
Average gas production (in mcf/day)	6,972	5,157	+35%
Average total production (in boe/day)	5,024	2,320	+117%

Exit oil production (in bbls/day)	4,890	4,205	+16%
Exit gas production (in mcf/day)	9,420	6,780	+39%
Exit total production (in boe/day)	6,460	5,335	+21%

Commodity Pricing Benchmarks
West Texas Intermediate (US$/bbl)	31.10	26.13	+19%
Exchange rate (US$)	0.72	0.64	+12%
Edmonton Par ($/bbl)	43.39	40.20	+ 8%
NYMEX (US$/mmbtu)	5.49	3.36	+63%
Alberta Spot ($/mcf)	6.50	3.96	+64%

Commodity Prices received by Enterra
Average price received per bbl of oil	39.12	33.86	+16%
Average price received per mcf of natural gas	6.65	4.08	+63%
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
Production expenses (in Thousand’s except for percentages and per boe amounts)

	2003	2002	Change
Production expenses	$12,763	$6,018	+112%
As a percentage of production revenue	18%	23%	-22%
Production expenses per boe	$6.96	$7.11	-2%

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
Royalties (in Thousand’s except for percentages and per boe amounts)

	2003	2002	Change
Royalties	$17,656	$4,203	+320%
As a percentage of production revenue	24%	16%	+50%
Royalties per boe	$9.63	$4.96	+94%
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
General and administrative expenses (in Thousand’s except for percentages and per boe amounts)

	2003	2002	Change
General and administrative expenses – cash portion	$3,104	$1,683	+84%
General and administrative expenses – non-cash portion	$281	—
As a percentage of production revenue (cash portion)	4%	7%	-43%
General and administrative expenses per boe (cash portion)	$1.69	$1.99	-15%
INTEREST EXPENSE
Interest expense increased by 42% in 2003 compared to 2002. The 2003 increase is due to the higher average outstanding loan balances during the year.
Interest expense (in Thousand’s except for percentages and per boe amounts)

	2003	2002	Change
Long-term debt, including bank debt at end of period	$38,128	$29,358	+30%
Interest expense	$1,749	$1,236	+42%
As a percentage of production revenue	2%	5%	-60%
Interest expense per boe	$0.95	$1.46	-35%

DEPLETION AND DEPRECIATION
Depletion and depreciation expense increased by 152% in 2003 compared to 2002. The increase is due to a higher production rate in 2003. The depletion base was consistent in both years as the capital expenditures, net of proceeds on disposal of properties, were $33 million in 2003 and $ 30 million in 2002.
Depletion and depreciation (in Thousand’s except for percentages and per boe amounts)

	2003	2002	Change
Depletion and depreciation expense	$23,306	$9,449	+146%
As a percentage of production revenue	32%	36%	-11%
Depletion and depreciation expense per boe	$12.71	$10.99	+16%
INCOME AND CAPITAL TAXES
The combined federal and provincial income taxes decreased in 2003 to 40.75% from 42.12% in 2002. The actual tax provision recorded on the financial statements is at much lower rates in both 2003 and 2002 (29.39% in 2003 and 16.96% in 2002). The rate was very low in 2002 mainly because of the $3.1 million gain on redemption of preferred shares that was not a taxable gain for tax purposes, resulting in a lower tax provision in that year. The rate was also lower in 2003 mainly due to changes in the timing differences related to the Crown royalties and the resource allowance calculation, and to differences related to the Trust distributions, which are deductible in part for tax purposes but are not deducted to arrive at net earnings.
Income and capital taxes (in Thousand’s except for percentages)

	2003	2002	Change
Income tax expense	$2,122	$997	+113%
Combined federal and provincial income tax rate	40.75%	42.12%	-3%
Actual tax rate as a percentage of earnings before income taxes and non-controlling interest	29.39%	16.96%	+72%

Estimated tax pools at December 31
Canadian oil and gas property expense (COGPE)	$13,911	$20,148
Canadian exploration expense (CEE)	$8,832	$9,870
Canadian development expense (CDE)	$43,463	$4,708
Undepreciated capital cost (UCC)	$31,308	$27,109
Other	$2,906	$2,331
Total	$100,420	$64,166	+56%

EARNINGS
Earnings were higher in 2002 because of the impact of a $3.1 million gain on redemption of preferred shares. The opposite occurred in 2003 as earnings were reduced by the re-organization costs related to the conversion to a trust structure in the fourth quarter of 2003.
Earnings (in Thousand’s except for per unit amounts)

	2003	2002	Change
	Restated(1)
Earnings (loss) before income taxes	$7,220	$5,878	+23%
Deduct income taxes	(2,122)	(997)
Add Non-controlling interest	332	—
Net earnings (loss)	$5,430	$4,881	+11%

Per unit information
Per unit information Net earnings (loss) per unit	$0.29	$0.27	7%
Average number of units outstanding	18,752	18,309	+2%

1)	On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.

CASH PROVIDED BY OPERATING ACTIVITIES
Cash provided by operating activities decreased by 7% in 2003 compared to 2002. As a percentage of revenue, cash provided by operating activities was 29% of revenue in 2003 compared to 87% in 2002.
Higher production volumes and higher commodity prices in 2003 are the main factors behind the increase in revenues compared to cash. In addition, cash was reduced in 2003 due to $5.8 million for re-organization costs to convert Enterra Energy Corp. to a trust.
Cash provided by operating activities (in Thousand’s except for per unit amounts)

	2003	2002	Change
	Restated(1)
Net earnings	$5,430	$4,881	+11%
Add back depletion and depreciation	23,306	9,449
Add back (deduct) amortization of deferred financing charges	262	391
Add back future income taxes	1,988	865
Add back non-cash expense related to value of warrants	282	—
Deduct asset retirement expenditures	(5)	(49)
Deduct amortization of deferred gain	(238)	(524)
Deduct gain on redemption of preferred shares	—	(3,111)
Deduct non-controlling interest	(332)	—

Change in accounts receivable	(1,429)	(1,017)
Change in prepaid expenses	195	(74)
Change in accounts payable and accrued liabilities	(8,453)	11,672
Change in income taxes payable	(35)	(8)
Cash provided by operating activities	20,971	22,474	-7%

Cash provided by operating activities as a percentage of revenue	29%	87%	-67%

(1)	On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. In accordance with this new Canadian GAAP standard the Trust’s exchangeable shares have been retroactively reclassified to non-controlling interest on the consolidated balance sheets. Additionally pursuant to this new standard, as certain exchangeable shares were issued by subsidiaries of the Trust and initially recorded at book value all subsequent exchanges of these exchangeable shares for trust units must be measured at the fair value of the trust units issued. The excess amounts of the book value over fair market value are allocated to property, plant and equipment, goodwill and future income tax. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The retroactive restatements were required by the transitional provisions of the new accounting standard.
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

Capital expenditures (in Thousand’s except for percentages)

	2003	2002	Change
Property acquisitions	$8,539	$4,829
Proceeds on disposal of properties	(18,263)	(5,810)
Drilling (exploration and development)	28,390	21,519
Facilities and equipment	14,368	9,347
Other	280	235
Total	$33,314	$30,120	+11%
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
The amounts available under our existing credit facilities may not be sufficient for future operations, or we may not be able to obtain additional financing on economic terms attractive to us, if at all. Our current credit facilities consist of a revolving credit facility with a Canadian financial institution and bridge loan facility with a lending fund, both due November 30, 2005. Repayment of all outstanding amounts are due at that time. In order to pay out the existing facilities we need to obtain alternate financing. We anticipate entering into a new conventional revolving credit facility with a Canadian financial institution. Any failure to obtain suitable replacement financing may have a material adverse effect on our business, and distributions to Unitholders may be materially reduced.
On April 22, 2005, the Trust entered into a committed equity financing facility with Kingsbridge Capital Limited, pursuant to which Kingsbridge committed, subject to certain significant limitations and conditions precedent, to purchase up to US$100 million of Trust Units.
On May 31, 2005, the Trust and High Point Resources Inc. entered into an agreement for the acquisition by the Trust of all of the issued and outstanding common shares of High Point. On August 17, 2005, the acquisition closed for consideration of approximately $201.0 million, including $1.3 million of transaction cost. In addition the Trust assumed $75 million in debt. The consideration consisted of 7,490,898 trust units valued at $168.5 million and 1,407,177 exchangeable shares (exchangeable on a one-to-one basis into trust units) valued at $31.7 million..
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

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
					Securities	Restricted
					Under	Shares or
				Other Annual	Options/	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	SARs Granted	Share Units	Payouts	Compensation
Name and Principal Position	Year	($)	($)	($)	(#)	($)	($)	($)
Reg J. Greenslade (1)	2004	—	—	—	200,000	—	—	—
Chairman, President, and	2003	200,000	—	—		—	—	274,000
CEO	2002	157,500	50,000	—	—	—	—	—

Luc Chartrand (2)	2004	200,000	195,458	—	200,000	—	—	—
President and Chief Executive	2003	178,060	—	—	—	—	—	274,000
Officer	2002	158,355	50,000	—	—	—	—	—

Lynn Wiebe (3)	2004	120,000	127,048	—	120,000	—	—	10,450
Chief Financial Officer	2003	16,950	—	—	5,000	—	—	6,000
	2002	—	—	—	—	—	—	—

(1)	Mr. Greenslade resigned from the offices of President and Chief Executive Officer on completion of Enterra’s plan of arrangement with the Trust on November 25, 2003. He was reappointed President, and Chief Executive Officer on January 15, 2005 and resigned from these offices on June 1, 2005.

(2)	Mr. Chartrand was Chief Financial Officer in 2001, 2002 and for most of 2003. He became President and Chief Executive Officer of Enterra on November 25, 2003 and resigned from these positions and as a director on January 15, 2005.

(3)	Ms. Wiebe became Chief Financial Officer of Enterra on November 25, 2003. Prior thereto, Ms. Wiebe served Enterra on a consulting basis. She resigned on January 24, 2005.
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
Option Grants During Fiscal Year Ended December 31, 2004

	Individual Grants
		Percentage of
		Total
		Options			Potential Realizable Value
	Number of	Granted to			at Assumed Annual Rate of
	Shares of	Employees in			Stock Price Appreciation
	Common	Year Ending	Exercise	Expiration	for Option Term (1)
	Stock	Dec. 31, 2004	Price Per Share	Date	5%	10%

Reg J. Greenslade	120,000	12.63%	$14.00	Jan 14, 2009	$464,153	$1,025,656
Luc Chartrand	200,000	21.05%	$14.00	Jan 14, 2009	$773,588	$1,709,428
Lynn Wiebe	120,000	12.63%	$14.00	Jan 14, 2009	$464,153	$1,025,656
Norman W.G. Wallace	120,000	12.63%	$14.00	Jan 14, 2009	$464,153	$1,025,656
Herman S. Hartley	120,000	12.63%	$14.00	Jan 14, 2009	$464,153	$1,025,656
William E. Sliney	120,000	12.63%	$14.00	Jan 14, 2009	$464,153	$1,025,656
William Turko	120,000	12.63%	$14.00	Jan 14, 2009	$464,153	$1,025,656

(1)	Assumed annual appreciation rates are established by regulations and are not a forecast of future appreciation. The amounts shown are pre-tax and assume the options will be held throughout the entire five-year term. If trust units do not increase in value after the grant date of the options, the options are valueless.
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

	Number of Trust Units/	Percentage of Trust
	Exchangeable Shares	Units/ Exchangeable
	Beneficially Owned	Shares Outstanding
Reginald J. Greenslade	105,753/24,973	0.4%/6.1%
H.S. (Scobey) Hartley	74,400	0.28%
Norman W. Wallace	25,000	0.1%
William E. Sliney (1)	127,500	0.49%
All directors and executive officers as a group (five persons)	332,653/24,973	1.27%/6.1%

Notes:

(1)	Mr. Sliney did not become a director of Enterra until March 19, 2004.

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
On May 31, 2005, the Trust and High Point Resources Inc. entered into an agreement for the acquisition by the Trust of all of the issued and outstanding common shares of High Point. On August 17, 2005, the acquisition closed for consideration of approximately $201.0 million, including $1.3 million of transaction cost. In addition the Trust assumed $75 million in debt. The consideration consisted of 7,490,898 trust units valued at $168.5 million and 1,407,177 exchangeable shares (exchangeable on a one-to-one basis into trust units) valued at $31.7 million.

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

	Toronto Stock		Nasdaq
	Exchange/TSX		Small Cap		Nasdaq
	Venture Exchange		Market/Pink Sheets		National Market
	(Cdn. $’s)		(U.S. $’s)		(U.S. $’s)
Five most recent full fiscal years:	High	Low	High	Low	High	Low
Year ended December 31, 2004	24.00	13.01	n/a	n/a	19.47	10.10
Year ended December 31, 2003	14.10	4.995	7.75	3.245	10.91	4.625
Year ended December 31, 2002	5.75	1.30	3.75	0.735	n/a	n/a
Year ended December 31, 2001	3.75	1.15	2.405	0.825	n/a	n/a
Year ended December 31, 2000	3.90	2.225	2.305	1.705	n/a	n/a

Year ended December 31, 2004:
Quarter ended December 31, 2004	24.00	17.64	n/a	n/a	19.47	14.06
Quarter ended September 30, 2004	19.08	16.81	n/a	n/a	15.04	12.65
Quarter ended June 30, 2004	20.70	15.50	n/a	n/a	15.90	11.02
Quarter ended March 31, 2004	21.00	13.01	n/a	n/a	16.19	10.10

Year ended December 31, 2003:
Quarter ended December 31, 2003	14.10	5.775	n/a	n/a	10.91	4.625
Quarter ended September 30, 2003	12.935	8.54	n/a	n/a	9.625	6.00
Quarter ended June 30, 2003	10.25	8.925	7.75	4.045	n/a	n/a
Quarter ended March 31, 2003	7.00	4.995	4.75	3.245	n/a	n/a

Six most recent months ended:
May 2005	27.73	23.01	n/a	n/a	22.49	18.50
June 2005 (	29.34	23.85	n/a	n/a	24.00	19.00
July 2005	32.32	29.30	n/a	n/a	26.75	23.57
August 2005	30.37	23.85	n/a	n/a	25.20	19.80
September 2005	29.03	22.50	n/a	n/a	24.99	19.04
October 2005	28.79	25.00	n/a	n/a	24.84	21.33
Nasdaq rules permits Nasdaq to consider the laws, customs and practices of foreign issuers in relaxing certain Nasdaq listing criteria, and to grant exemptions from Nasdaq listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non complying practice is not prohibited by home country law. A description of the significant ways in which the Trust’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards is as follows:
Shareholder Meeting Quorum Requirement: The Nasdaq minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on Nasdaq is required to state its quorum requirement in its bylaws. The Trust’s quorum requirement is set forth in its Amended and Restated Trust Indenture. A quorum for a meeting of unitholders of the Trust is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting.
Shareholder Approval Requirements: Nasdaq requires listed companies to seek shareholder approval in situations including, but not limited to (i) the adoption or amendment of a stock option or purchase plan, (ii) any issuance or potential issuance resulting in a change of control, or (iii) the issuance of more than 20% of the outstanding trust units or voting power in an acquisition of stock or assets of another person or in a transaction other than a public offering. The Trust’s unitholder approval requirements are set forth in its Amended and Restated Trust Indenture as described in “Additional Information Relating to the Trust.”

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
C. Material Contracts
The Trust has entered into material contracts that are other than in the ordinary course of business during the previous two years, other than as described elsewhere in this Form 20-F, as follows:
Governing Trust Documents
(a) Trust Indenture — The Trust is governed by an amended and restated trust indenture dated November 25, 2003 which is fully described in this Form 20-F under Item 4. Information on the Trust.
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
(c) Enterra Note Indenture —Enterra entered into an agreement with Olympia Trust Company dated November 25, 2003 (the “Note Indenture”) providing for the issuance of unsecured subordinated notes. An unlimited number of notes may be issued under the Note Indenture. The initial series of notes issued were Series A Notes which rank equally in right of payment. The initial principal amount of the Series A Notes issued was $125,000,000 bearing interest at a rate of 14% per annum. Additional Series A Notes may be issued from time to time. Pursuant to the terms of the Note Indenture, and subject to certain restrictions set forth therein, Enterra is entitled to defer the payment of interest on the principal amount of the Series A Notes for periods not exceeding 27 consecutive months. In certain circumstances, Enterra has the ability to make payments in respect of interest and/or principal on the Series A Notes by the issuance of common shares of Enterra. The Note Indenture provides for various events of default with respect to the Series A Notes including, but not limited to, failure to pay interest or principal, acceleration of senior indebtedness of Enterra, failure to perform any other covenant, certain events of bankruptcy or ceasing to carry on in the ordinary course of business.
(d) Support Agreement — In connection with the Arrangement, the Trust entered into a support agreement with Enterra dated November 25, 2003 (the “Support Agreement”) to establish a procedure whereby the Trust would take certain actions and make certain payments and deliveries necessary to ensure that Enterra can make certain payments and deliver Trust Units in satisfaction of its obligations in connection with the Exchangeable Shares issued pursuant to the Arrangement.
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
(e) Voting and Exchange Trust Agreement — The Trust entered into an agreement dated November 25, 2003 with Enterra, Enterra Exchangeco Ltd. (“Exchangeco”) and Olympia Trust Company, as the initial Trustee (the “Voting and Exchange Trust Agreement”), pursuant to which the Trust issued a special voting right to the Trustee for the benefit of the holders of the Exchangeable Shares (the “Special Voting Right”). The Special Voting Right carries a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units into which the outstanding Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled.
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
(g) Technical Services Agreement — The Trust and JED are parties to a Technical Services Agreement pursuant to which employees of JED may provide administrative, management and technical services to the Trust at the cost of the Trust and the Trust is to provide office space and administrative supplies to JED at the cost of JED.
(h) RMAC Arrangement Agreement — The Trust entered into an Arrangement Agreement dated August 20, 2004 for the acquisition of all of the issued and outstanding common shares of Rocky Mountain Energy Corp. (“Rocky”) completed on September 29, 2004 by plan of arrangement. The acquisition was paid for by the issuance of 1,946,576 Trust Units, 341,882 Exchangeable Shares and cash of C$7,223,746. Each Rocky common share was exchanged for 0.35078 Trust Units, Exchangeable Shares or cash. The acquisition was valued at approximately C$55 million.
(i) RMAC Note Indenture — Rocky Mountain Acquisition Corp. entered into an agreement with Olympia Trust Company dated September 28, 2004 (the “RMAC Note Indenture”) providing for the issuance of unsecured subordinated notes. An unlimited number of notes may be issued under the RMAC Note Indenture. The initial series of notes issued were Series A Notes which rank equally in right of payment. The initial principal amount of the Series A Note issued was $29,153,223 bearing interest at the rate of 11% per annum. Additional Series A Notes may be issued from time to time. Pursuant to the terms of the RMAC Note Indenture, and subject to certain restrictions set forth therein, RMAC is entitled to defer the payment of interest on the principal amount of the Series A Notes for periods not exceeding 27 consecutive months. In certain circumstances, RMAC has the ability to make payments in respect of interest and/or principal on the Series A Notes by the issuance of common shares of RMAC. The RMAC Note Indenture provides for various events of default with respect to the Series A Notes including, but not limited to, failure to pay interest or principal, acceleration of senior indebtedness of RMAC, failure to perform any other covenant, certain events of bankruptcy or ceasing to carry on in the ordinary course of business.
(j) Trust Unit Sale Agreement — The Trust entered into an agreement with Kingsbridge Capital Limited (“Kingsbridge”) on April 22, 2005 for a drawdown equity financing arrangement. Pursuant to this agreement, Kingsbridge agreed to purchase up to $100 million Trust Units over a two year period. The Trust has no obligation to access any of the available capital, but may do so at its option. The subscription price of the Trust Units on each drawdown will be 92% of the fifteen day volume weighted average trading price of the Trust Units on the Nasdaq provided that the price must be at least US$12.00 and not less than the minimum price permitted by the rules of the Toronto Stock Exchange. The first draw may be up to US$10 million, and each subsequent draw can be up to the lesser of 4% of the Trust’s market capitalization or US$25 million. The Trust also granted a warrant to Kingsbridge to purchase 301,000 Trust Units which cannot be exercised for three months and thereafter has a three year term. The exercise price of the warrant will initially be US$25.77 per Trust Unit which will be reduced each month by the amount of the Trust’s distribution for such month on the Trust Units, provided that the price shall not decrease below US$21.55 per Trust Unit as provided by the Toronto Stock Exchange convertible securities pricing rules.
(k) High Point Arrangement Agreement — The Trust signed an arrangement agreement dated May 31, 2005 with High Point Resources Inc. (“High Point”) to acquire all of the issued and outstanding common shares of High Point to be completed by plan of arrangement (the “High Point Plan”). High Point shareholders will receive 0.105 of a Trust Unit or Exchangeable Share for each High Point common share held. The value of this transaction is approximately US$250 million and the Trust will issue approximately 8.9 million Trust Units in association with the High Point Plan, which equals approximately 35% of the current issued and outstanding Trust Units. This transaction remains subject to approval by the High Point shareholders at a special meeting which is expected to occur in August 2005.
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
Taxation of the Trust
The tax treatment of the Trust under the Tax Act is as generally described above under “Residents of Canada — Taxation of the Trust”. If the Trust ceases to qualify as a mutual fund trust for purposes of the Tax Act, the Trust may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse tax consequences to certain Unitholders.
Taxation of Income from Trust Units
All income of the Trust determined in accordance with the Tax Act (except taxable capital gains) paid or credited by the Trust in a taxation year to a Non-Resident Holder will generally be subject to Canadian withholding tax at a rate of 25%, subject to a reduction of such rate under an applicable income tax treaty or convention, whether such income is paid or credited in cash or in Reinvested trust units. See “Residents of Canada — Taxation of the Trust” above. Provided that certain conditions are satisfied, the rate of Canadian withholding tax may be reduced to 15% in respect of amounts that are paid or credited by the Trust to a Non-Resident Holder that is a United States resident for the purposes of the Canadian-United States Income Tax Convention.
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
Nominee Reporting
Persons who hold an interest trust units as a nominee for another person are required to furnish to us:
▪	the name, address and taxpayer identification number of the beneficial owner and the nominee;

▪	whether the beneficial owner is:
(i)	a person that is not a United States person;

(ii)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(iii)	a tax-exempt entity;
▪	the amount and description of trust units held, acquired or transferred for the beneficial owner; and

▪	specific information including the dates of acquisitions and transfers means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
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
Suite 2600, 500 — 4th Avenue S.W.
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
Foreign Exchange Risk
We are exposed to market risk from changes in the exchange rate between U.S. and Canadian dollars. The price we receive for oil and natural gas production is based on a benchmark expressed in U.S. dollars, which is the standard for the oil and natural gas industry worldwide. Our monthly distributions are also based on a value expressed in U.S. dollars. However, we pay our operating expenses, drilling expenses and general overhead expenses in Canadian dollars. Changes to the exchange rate between U.S. and Canadian dollars can adversely affect us. When the value of the U.S. dollar increases, we receive higher revenue and when the value of the U.S. dollar declines, we receive lower revenue on the same amount of production sold at the same prices. A change of $0.01 in the U.S. to CDN dollar would impact Enterra’s earnings by approximately $500,000 and our cash provided by operating activities by $400,000.
Commodity Price Risk
Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities. Similarly, any improvements in oil and natural gas prices can have a favorable impact on our financial condition, results of operations and capital resources. If the WTI oil price were to change by US$1.00 per bbl, the impact on our earnings would be approximately $1,300,000 and the impact on our cash flow would be approximately $2,000,000. If natural gas prices were to change by US$0.50 per mcf, the impact on our earnings would be approximately $800,000 and the impact on our cash provided by operating activities would be approximately $1,200,000.
We periodically use hedges with respect to a portion of our oil and natural gas production to mitigate our exposure to price changes. While the use of these derivative arrangements limits the downside risk of price declines, such use may also limit any benefits which may be derived from price increases.
Interest Rate Risk
Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2004, we had $43.9 million of indebtedness bearing interest at floating rates. If interest rate were to change by one full percentage point, the net impact on our earnings would be approximately $300,000 and the net impact on our cash provided by operating activities would be approximately $400,000.
Summarized below are our sensitivities to various risks, based on its 2004 operations:

Sensitivities	Estimated 2005 impact on:
		Cash Provided By
		Operating
	Net Earnings	Activities
Crude oil — US$1.00/bbl change in WTI	$1,300,000	$2,000,000

Natural Gas — US$0.50/mcf change	$800,000	$1,200,000

Foreign Exchange — $0.01 change in U.S. to CDN dollar	$500,000	$400,000

Interest rate — 1% change	$300,000	$400,000

ITEM 12. Description of Securities Other Than Equity Securities
Not applicable

Part II
ITEM 13. Defaults, Dividends Arrearages and Delinquencies
None
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable
ITEM 15. Controls and Procedures
(a) Disclosure controls and procedures.
Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report (the “Evaluation Date”), have concluded that, as of the Evaluation Date, our disclosure controls and procedures were adequate and effective.
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
     Notes to Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders of Enterra Energy Trust
We have audited the accompanying amended consolidated balance sheet of Enterra Energy Trust as of December 31, 2004 and the amended consolidated statements of earnings and accumulated earnings and cash flows for the year then ended. These amended consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these amended consolidated financial statements based on our audit.
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
In our opinion, the amended consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as of December 31, 2004 and the results of its operations and its cash flows for year then ended in accordance with Canadian generally accepted accounting principles.
The amended consolidated financial statements as at December 31, 2003 and for each of the two years ended December 31, 2003, prior to the adjustments for the changes in the Trust’s accounting policy for asset retirement obligations as described in note 3(c) and non-controlling interest as described in note 3(d) to the amended consolidated financial statements, were audited by another firm of chartered accountants who expressed an opinion without reservation on those statements in their audit report dated March 5, 2004 (except for note 18(g) which is as of June 17, 2005). We have audited the adjustments to the amended consolidated financial statements as at December 31, 2003 and for each of the two years ended December 31, 2003 as described in note 3(c) and note 3(d) to the amended consolidated financial statements and in our opinion, such adjustments, in all material aspects, are appropriate and have been properly applied.
Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in notes 18 and 19 to the amended consolidated financial statements.
(signed) “KPMG LLP”
Chartered Accountants
Calgary Canada
March 31, 2005, except for notes 3(d), 10, 17, 18 and 19 which are as of October 24, 2005.

Comments by Auditor for US Readers on Canada-US Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principle that has a material effect on the comparability of the Trust’s financial statements, such as the changes described in note 3 to the Trust’s consolidated financial statements as at and for the year ended December 31, 2004. Our report to the unitholders dated March 31, 2005, except for notes 3(d), 10, 17, 18 and 19 which are as of October 24, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
(signed) “KPMG LLP”
Chartered Accountants
Calgary Canada
October 24, 2005

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Trustees and the Unitholders of Enterra Energy Trust:
We have audited the consolidated balance sheet of Enterra Energy Trust (formerly Enterra Energy Corp.) as at December 31, 2003 and the consolidated statements of earnings and accumulated earnings and cash flows for each of the years in the two year period ended December 31, 2003 prior to the adjustments for the changes in the Trust’s accounting policies for asset retirement obligations as described in Note 3(c) and non-controlling interest as described in note 3(d). These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these consolidated financial statements, prior to the adjustments for the changes in the Trust’s accounting policies for asset retirement obligations as described in Note 3(c) and non-controlling interest as described in note 3(d), present fairly, in all material respects, the financial position of Enterra Energy Trust as at December 31, 2003 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.
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
(signed) “Deloitte & Touche LLP”
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 5, 2004 (except for Note 18(g) which is as of June 17, 2005)
Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences
The standards of the Public Company Accounting Oversight Board (United States) require the addition of a explanatory paragraph (following the opinion paragraph) when there has been a restatement of the financial statements as described in Note 18(g) to the consolidated financial statements. Our report to the Board of Trustees and the Unitholders, dated March 5, 2004 (except for Note 18(g) which is as of June 17, 2005), is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.
(signed) “Deloitte & Touche LLP”
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 5, 2004 (except for Note 18(g) which is as of June 17, 2005)

Enterra Energy Trust
Consolidated Balance Sheets
As at December 31
(Expressed in thousand Canadian Dollars)

	2004	2003
	(restated see	(restated see notes
	note 3(d))	3(c) and 3(d))

Assets

Current assets
Cash	$4,779	$66
Accounts receivable	15,613	8,742
Prepaid expenses and deposits	518	462

	20,910	9,270

Deposit on land purchase (notes 4 and 17)	2,400	2,015
Property, plant and equipment (note 6)	148,458	105,260
Deferred financing charges	90	123
Goodwill (notes 3(d) and 5)	49,270	37

	$221,128	$116,705

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$8,570	$12,208
Due to JED Oil Inc. (note 1)	4,493	—
Distributions payable to unitholders	4,398	2,451
Income taxes payable	1,068	120
Bank indebtedness (note 8)	43,930	33,960
Current portion of capital lease (note 9)	805	783

	63,264	49,522

Asset retirement obligations (note 7)	14,836	2,188
Future income tax liability (note 12)	22,128	13,939
Capital lease (note 9)	2,580	3,386

	102,808	69,035

Non-controlling interest (note 3(d) and 10)	3,349	3,125

Unitholders’ Equity
Unitholders’ capital (note 11)	132,207	32,879
Contributed surplus (note 11)	78	—
Accumulated earnings	27,498	14,117
Accumulated distributions	(44,812)	(2,451)

	114,971	44,545

Commitments, contingencies and guarantees (notes 14, 15 and 16)

Subsequent events (note 17)	$221,128	$116,705

Approved on behalf of the Board

Reg Greenslade	Bill Sliney
Director	Director
See accompanying notes to consolidated financial statements

Enterra Energy Trust
Consolidated Statements of Earnings and Accumulated Earnings
Years Ended December 31,
(Expressed in thousand Canadian Dollars)

	2004	2003	2002
		restated see
		notes 3(c) and	restated see
	restated see note 3(d)	3(d)	note 3(c)

Revenue

Oil and gas	$108,293	$72,097	$25,746

Expenses
Royalties	24,527	17,656	4,203
Production	23,492	12,763	6,018
General and administrative	4,440	3,385	1,683
Interest	2,222	1,749	1,236
Amortization of deferred financing charges	33	262	390
Depletion, depreciation and accretion	35,976	23,306	9,449
Financial derivative loss	3,188	—	—
Gain on redemption of preferred shares	—	—	(3,111)
Restructuring charges (note 1)	—	5,756	—

	93,878	64,877	19,868

Earnings before income taxes and non-controlling interest	14,415	7,220	5,878

Income taxes (reduction) (note 12)
Current	260	134	132
Future	(280)	1,988	865

	(20)	2,122	997

Net earnings before non-controlling interest	14,435	5,098	4,881
Non-controlling interest (note 3(d) and 10)	408	(332)	—

Net earnings	14,027	5,430	4,881

Accumulated earnings, beginning of year, as previously stated	13,937	8,933	3,956
Change in accounting policy related to asset retirement obligations (note 3(c))	(152)	(246)	96
Change in accounting policy related to unit based compensation (note 3(d))	(646)	—	—
Change in accounting policy related to non-controlling interest (note 3(d))	332

Accumulated earnings, end of year	$27,498	$14,117	$8,933

Earnings per unit (note 11)

Basic	$0.62	$0.29	$0.27

Diluted	$0.62	$0.27	$0.26
See accompanying notes to consolidated financial statements

Enterra Energy Trust
Consolidated Statements of Cash Flows
Years Ended December 31
(Expressed in thousand Canadian Dollars)

	2004	2003	2002
	restated see note	(restated see notes	(restated see
	3(d)	3(c) and 3(d))	note 3(c))

Cash provided by (used in):

Operations
Net earnings	$14,027	$5,430	$4,881
Add non-cash items:
Depletion, depreciation and accretion	35,976	23,306	9,449
Future income taxes	(280)	1,988	865
Amortization of deferred gain	—	(238)	(524)
Amortization of deferred financing charges	33	262	390
Non-controlling interest	408	(332)
Unit based compensation	78	—	—
Gain on redemption of preferred shares	—	—	(3,111)
Valuation of warrants	—	282	—
Expenditures on asset retirement obligations	—	(5)	(49)

Change in non-cash working capital items:
Accounts receivable	(4,393)	(1,429)	(1,017)
Prepaid expenses	(57)	195	(74)
Accounts payable and accrued liabilities	(3,607)	(8,453)	11,672
Income taxes payable	160	(35)	(8)

	42,345	20,971	22,474

Financing
Distributions paid	(40,414)	—	—
Bank indebtedness	2,305	9,523	6,028
Due to JED Oil Inc.	2,400	—	—
Capital lease	(783)	(753)	4,704
Deferred financing charges	—	(101)	(550)
Redemption of preferred shares	—	(637)	(2,557)
Issue of trust units, net of issue costs	36,838	—	—
Repurchase of shares	—	—	(60)
Exercise of options and warrants	—	6,284	97

	346	14,316	7,662

Investing
Property and equipment additions	(30,409)	(51,577)	(35,881)
Deposit on land purchases	(385)	(2,015)	—
Proceeds on disposal of property and equipment	1,178	18,263	5,810
Acquisition of Rocky Mountain Energy Corp. (note 5)	(8,362)	—	—

	(37,978)	(35,329)	(30,071)

Increase (decrease) in cash	4,713	(42)	65
Cash, beginning of year	66	108	43

Cash, end of year	$4,779	$66	$108

During 2004, the Trust paid $2,222,000 (2003 — $1,749,000; 2002 — $1,236,000) of interest on long-term debt and bank indebtedness and nil of capital taxes (2003 — $134,000; 2002 — $132,000).
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

The following table summarizes the changes in the financial derivative liability and the deferred financial derivative loss accounts during the year.

Financial Derivative Liability at January 1, 2004	$958
Financial instruments settled	(3,188)
Mark to market realized loss	2,230

Financial Derivative Liability at December 31, 2004	$—

Deferred Financial Derivative Loss at January 1, 2004	$958
Amortization of deferred financial loss	(958)

Deferred Financial Derivative Loss at December 31, 2004	$—

(c)	Asset Retirement Obligations (“ARO”)

Effective January 1, 2004, the Trust retroactively adopted with restatement of prior periods, new Canadian accounting standards relating to asset retirement obligations as outlined in note 2. Prior to adopting the new standard, the Trust recognized a provision for future site restoration costs over the life of the oil and natural gas properties using a unit-of-production method.

The following tables summarize the changes resulting from this restatement.

	Balance as reported		Balance prior to
Balance Sheet as at	prior to ARO		note 3(d)
December 31, 2003	restatement	Adjustments for ARO	restatement

Property, plant and equipment	$104,821	$432	$105,253
Asset retirement obligations	1,529	659	2,188

Future income tax liability	14,011	(75)	13,936
Accumulated earnings	13,937	(152)	13,785

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

	Balance as reported		Balance prior to
Statement of Earning for the year ended	prior to ARO		note 3(d)
December 31, 2003	restatement	Adjustments for ARO	restatement

Depletion, depreciation and accretion	$23,447	$(141)	$23,306
Future income tax expense	1,941	47	1,988
Net earnings	5,004	94	5,098
Net earnings per unit — basic and diluted	$0.26	$0.01	$0.27

	Balance as reported		Balance prior to
Statement of Earning for the year	prior to ARO		note NCI
ended December 31, 2002	restatement	Adjustments for ARO	restatement

Depletion, depreciation and accretion	$9,307	$142	$9,449
Future income tax expense	911	(46)	865
Net earnings	4,977	(96)	4,881
Net earnings per unit — basic	$0.27	—	$0.27
Net earnings per unit — diluted	$0.26	—	$0.26

(d)	Non-controlling interest “NCI”)
On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable to be classified as equity. The Trust’s exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheets.
Since the Enterra exchangeable shares (note 10) were not initially recorded at fair value, subsequent exchanges for Trust Units are measured at the fair value of the Trust Units issued. The amounts in excess of the carrying value of exchangeable shares are allocated to property, plant and equipment, to the extent possible, with any excess amounts being allocated to goodwill. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings.
Prior to the adoption of EIC 151 trust units that would be issued upon conversion of exchangeable shares were included in the calculation of basic earnings per unit. As a result of the new standard exchangeable shares are excluded from the calculation of basic earnings per unit. However, they are included in the calculation of diluted earnings per unit.
Prior periods have been retroactively restated as required by the new accounting standard.
The following tables illustrate the impact of the new accounting policy for periods which have been presented for comparative purposes.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

	Balance as reported
Balance Sheet as at	prior to NCI
December 31, 2004	restatement	Adjustments for NCI	Balance as restated

Property, plant and equipment	$146,910	$1,548	$148,458
Goodwill	29,991	19,279	49,270
Future income tax liability	21,526	602	22,128
Non-controlling interest	—	3,349	3,349
Unitholders’ capital	111,653	20,554	132,207
Exchangeable shares	3,276	(3,276)	—
Accumulated earnings	27,903	(405)	27,498
Basic weighted average number of units outstanding	23,327,728	(809,355)	22,518,373
Diluted weighted average number of units outstanding	23,560,785	(318,825)	23,241,960

	Balance as reported
Balance Sheet as at	prior to NCI
December 31, 2003	restatement	Adjustments for NCI	Balance as restated

Property, plant and equipment	$105,253	$7	$105,260
Goodwill	—	37	37
Future income tax liability	13,936	3	13,939
Non-controlling interest	—	3,125	3,125
Unitholders’ capital	32,838	41	32,879
Exchangeable shares	3,457	(3,457)	—
Accumulated earnings	13,785	332	14,117
Basic weighted average number of units outstanding	18,953,968	(202,334)	18,751,634
Diluted weighted average number of units outstanding	18,953,968	(40)	18,953,928

	Balance as reported
Statement of Earning for the year	prior to NCI
ended December 31, 2004	restatement	Adjustments for NCI	Balance as restated

Depletion, depreciation and accretion	$35,438	$538	$35,976
Future income tax recovery	(71)	(209)	(280)
Net earnings before non-controlling interest	14,764	(329)	14,435
Non-controlling interest	—	408	408
Net earnings	14,764	(737)	14,027
Net earnings per unit — basic	$0.63	($0.01)	$0.62
Net earnings per unit — diluted	$0.63	($0.01)	$0.62

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

	Balance as reported
Statement of Earning for the	prior to NCI	Adjustments for NCI
year ended December 31, 2003	restatement	for NCI	Balance as restated

Non-controlling interest	$—	($332)	($332)
Net earnings	5,098	(332)	5,430
Net earnings per unit — basic	$0.27	$0.02	$0.29
Net earnings per unit — diluted	$0.27	—	$0.27

The retroactive implementation of EIC 151 had no impact on the statement of earnings for the year ended December 31, 2002.
(e)	Unit-based compensation

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

On September 29, 2004, the Trust acquired all of the issued and outstanding shares of Rocky Mountain Energy Corp. for $49,524,000, through its subsidiary Rocky Mountain Acquisition Corp. (“RMAC”). The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:

Current assets, including cash of $16,270	$2,493
Property, plant and equipment	36,008
Goodwill (with no tax base)	29,990
Current liabilities	(2,849)
Bank indebtedness	(7,665)
Assets retirement obligations	(793)
Future income tax liability	(7,660)

$49,524

Cost of acquisition:

Cash	$7,234
RMAC Exchangeable Units (341,882 issued)	6,147
Trust Units (1,946,576 issued)	34,999
Transaction costs	1,144

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

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
6.	Property, Plant and Equipment

			2004
		Accumulated
		depletion and
	Cost	depreciation	Net

Petroleum and natural gas properties	$223,637	$76,505	$147,132
Office furniture and equipment	2,158	832	1,326

	$225,795	$77,337	$148,458

2003
		Accumulated
		depletion and
	Cost	depreciation	Net

Petroleum and natural gas properties	$145,885	$41,601	$104,284
Office furniture and equipment	1,603	627	976

	$147,488	$42,228	$105,260

During 2004, $869,000 of general and administrative expenses were capitalized and included in the cost of the petroleum and natural gas properties (2003 — $1,787,000, 2002 — $1,451,000).
Included in petroleum and natural gas properties are assets acquired and pledged under capital lease agreements with a cost base of $5,218,000 and net book value of $3,107,000 (2003 — $5,218,000 and $4,268,000).
At December 31, 2004 costs of undeveloped land of $3,430,000 (2003 — $5,037,000) were excluded from the calculation of depletion expense.
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
The asset retirement obligations were estimated by management based on the Trust’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred. At December 31, 2004, the Trust estimated the asset retirement obligation to be $14,836,000 (2003 — $2,188,000), based on a total future liability of $25,354,000 (2003 — $4,220,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 20 years into the future. This amount has been calculated using an inflation rate of 2% and discounted using a credit-adjusted risk-free interest rate of 8%.
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

Bank indebtedness represents the outstanding balance under lines of credit totaling $45,000,000 (2003 — $34,650,000). The credit facility consists of two revolving lines of credit of $36,000,000 and $5,000,000, and a demand subordinated debt facility of $4,000,000. Drawings on the revolving facility bear interest at 1.6% above the bank’s prime lending rate and the subordinated debt facility bears interest at prime plus 2.0%. Bankers acceptance fees are originally set at 165 basis points and are subject to adjustment up or down prospectively, on a three month basis as determined by the Trusts consolidated debt to cash flow ratio. Security is provided by a first charge over all of the Trust’s assets. The amount available under the subordinated debt facility will decrease by $1,000,000 each month until April 30, 2005.

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

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
9.	Capital Lease Obligation

Description	2004	2003

Capital lease bearing interest at 8.605%, repayable monthly at $88,802, including interest. The lease term is for 60 months, due October 1, 2007, with a purchase option of $1,000,000 and secured by the related equipment	$3,385	$4,125

Capital lease that bore interest at 12.15%, repayable monthly at $4,448 including interest. The lease term was 24 months due December 19, 2004 with a purchase option of $100 and secured by the related equipment	—	44

	3,385	4,169
Less current portion	(805)	(783)

	$2,580	$3,386

Interest expense includes $327,000 (2003 — $358,000; 2002 — $106,000) related to the capital leases.

10.	Non-controlling interest

On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable in order to be classified as equity. The Trust’s exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheets. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. As required by the new accounting standard prior periods have been retroactively restated.

	Enterra	RMAC Exchangeable	Total
	Exchangeable Shares	Shares	Exchangeable Shares	Amount

Issued pursuant to Plan of Arrangement	2,000,000	—	2,000,000	$3,465
Exchanged for trust units	(4,404)	—	(4,404)	(8)
Non-controlling interest in net earnings (loss)				(332)

Balance at December 31, 2003	1,995,596	—	1,995,596	3,125
Issued on acquisition of Rocky Mountain Energy Corp.	—	341,882	341,882	6,147
Exchanged for trust units	(1,584,826)	(199,438)	(1,784,264)	(6,331)
Non-controlling interest in net earnings				408

Balance at December 31, 2004	410,770	142,444	553,214	$3,349

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
During 2004, a total of 1,784,264 Exchangeable Shares were converted into 1,824,864 Trust Units at an exchange ratio prevailing at the time of conversion (2003 — 4,404 Exchangeable Shares were converted into 4,404 Trust Units).
At December 31, 2004, the exchange ratio for Enterra Energy Corp. Exchangeable Shares was 1.10534 and the exchange ratio for Rocky Mountain Acquisition Corp. was 1.02466
11.	Unitholders’ Equity

Authorized Trust Units

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture.

Issued Trust Units

	Number of
	Units/Shares	Amount

Balance at December 31, 2001	18,301,244	$29,568
Issued upon exercise of options and warrants	51,406	97

Balance at December 31, 2002	18,352,650	$29,665
Issued upon exercise of options and warrants	2,598,906	6,283
Contributed surplus transferred on exercise of warrants	—	347
Issued pursuant to plan of arrangement:
Shares exchanged for exchangeable shares and cancelled	(2,000,000)	(3,465)
Shares exchanged for trust units and cancelled	(18,951,556)	(32,831)
Trust units issued	18,951,556	32,831
Issued for exchangeable shares	4,404	49

Balance at December 31, 2003	18,955,960	$32,879
Adopt fair value method of unit based compensation (note 3(d))	—	646
Issued pursuant to private placements	2,699,400	37,676
Issued pursuant on acquisition of Rocky Mountain Energy Corp.	1,946,576	34,999
Issued for exchangeable shares	1,824,864	26,844
Unit share issue costs	—	(837)

Balance at December 31, 2004	25,426,800	$132,207

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
Pro forma net earnings — fair value based method of accounting for options

In 2003, had the Trust recorded compensation cost for the Trust’s unit-based compensation plan based on the fair value at the grant date for awards made under the plan subsequent to January 1, 2002, consistent with the fair value method of accounting for stock-based compensation, the Trust’s earnings and earnings per unit for options granted in 2004 and 2003 would have been as follows:

	2004	2003	2002

Net earnings, as reported	$14,027	$5,430	$4,881
Deduct:
Stock-based employee compensation expense determined under fair value based method for all awards	—	(631)	(47)

Pro forma net earnings	$14,027	$4,799	$4,834

Pro forma net earnings per unit — basic	$0.62	$0.26	$0.26
— diluted	0.62	$0.24	$0.26
Reconciliation of Earnings per Unit Calculations

For the year ended December 31, 2004

		Weighted Average
	Net Earnings	Units Outstanding	Per Unit

Basic	$14,027	22,518,373	$0.62
Exchangeable shares / Non-controlling interest	408	490,530
Options assumed exercised		950,000
Units assumed purchased		(716,943)

Diluted	$14,435	23,241,960	$0.62

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
For the year ended December 31, 2003

		Weighted Average
	Net Earnings	Units Outstanding	Per Unit

Basic	$5,430	18,751,634	$0.29
Exchangeable shares / Non-controlling interest	(332)	202,293

Diluted	$5,098	18,953,968	$0.27

There were no options outstanding as at December 31, 2003.and therefore no dilutive effect on earnings per unit.

For the year ended December 31, 2002

		Weighted Average
	Net Earnings	Units Outstanding	Per Unit

Basic	$4,881	18,308,982	$0.27

Options assumed exercised		1,607,998
Units assumed purchased		(1,091,766)

Diluted	$4,881	18,825,214	$0.26

Warrants

	Number of	Weighted
	Warrants	Average Price

Balance, December 31, 2001	1,100,000	US$	3.67

Issued pursuant to debt financing	100,000	US$	2.60

Expired	(1,000,000)	US$	3.50

Balance, December 31, 2002	200,000	US$	4.00
Issued pursuant to debt financing agreement amendment	200,000	US$	3.65
Exercised pursuant to Plan of Arrangement	(400,000)	US$	3.83

Balance, December 31, 2003	—		$—

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

12.	Income Taxes

The income tax provision is calculated by applying Canadian federal and provincial statutory tax rates to pre-tax income with adjustments as set out in the following table:

	2004	2003	2002

Earnings before income taxes and non-controlling interest	$14,415	$7,220	$5,878
Combined federal and provincial income tax rate	38.87%	40.75%	42.12%

Computed income tax provision	5,603	2,942	2,476
Increase (decrease) resulting from:
Interest component of trust distributions	(7,038)	(723)	—
Resource allowance	(4,669)	(3,260)	(1,627)
Non-deductible crown royalties, net of ARTC	5,239	5,412	1,313
Value of warrants expensed for book purposes	—	115	—
Effect of change in tax pools	—	(1,247)	—
Effect of reduction in corporate tax rates	—	(1,579)	—
Non-taxable portion of capital gains	—	—	(1,311)
Capital taxes	260	134	132
Other	585	328	14

	$(20)	$2,122	$997

The components of the net future income tax liability at December 31 were as follows:

	2004	2003

Future income tax assets:
Non-capital loss carry-forwards	$12,127	$—
Asset retirement obligation	4,988	760
Unit issue costs	179	399

	$17,294	$1,159
Future income tax liabilities:
Property and equipment	39,422	15,098

Net future income tax liability	$22,128	$13,939

Non-capital loss carry-forwards expire from time to time to 2011.
13.	Financial instruments

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

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
During 2004 total rental expense was $81,339 (2003 - $ 299,000; 2002 - $241,000).

15.	Contingencies

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

16.	Guarantees

The Trust has indemnified all of the directors and officers of the Trust and all the officers, directors, shareholders, employees and agents of JED. There is no pending litigation or proceeding for which a claim is being sought, nor is the Trust aware of any threatened litigation that may result in claims.

17.	Subsequent events
(a)	On January 26, 2005 the Trust closed an acquisition of petroleum and natural gas properties for cash consideration of $12.3 million. At December 23, 2004, the Trust had made a refundable deposit on the property purchased in the amount of $2.4 million.

(b)	The Trust has a bonus plan that was presented for unitholder approval at the 2005 annual general meeting. As the payment of the bonus was subject to unitholder approval it was not accrued for in the 2004 financial statements. The plan was approved by the Unitholders at the 2005 annual meeting resulting in the payment of a $1.6 million bonus in 2005 to officers and former officers, directors, employees and consultants of the Trust.

(c)	On February 20, 2005 the Trust completed a private placement of 500,000 Trust Units at a price of US$19.00 per unit for gross proceeds of US $9.5 million.

(d)	On February 25, 2005 the Trust entered into a Letter of Intent with Rocky Mountain Gas, Inc. for the Trust to acquire all the issued and outstanding shares of Rocky Mountain Gas, Inc. On June 1, 2005, the acquisition closed for consideration of approximately $23.8 million, including $0.3 million of transaction cost. The consideration consisted of 736,842 exchangeable shares (exchangeable on a one-to-one basis into trust units) valued at $16.7 million, 275,474 trust units valued at $6.3 million and $0.6 million in cash.

(e)	On April 27, 2005, the Trust announced an arrangement with Kingsbridge Capital Limited whereby Kingsbridge has committed to purchase U.S.$100 million Enterra trust units. The Trust is not obligated to access any of the capital available under this commitment yet has an option to draw on this commitment through installments for a period of 24 months or until the $100 million is fully drawn. In conjunction with the agreement, Kingsbridge was granted 301,000 warrants to purchase Trust Units at initially U.S.$25.77 per trust unit.

(f)	On May 31, 2005, the Trust and High Point Resources Inc. (“High Point”) entered into an agreement for the acquisition by the Trust of all of the issued and outstanding shares of High Point. On August 17, 2005, the acquisition closed for consideration of approximately $201.0 million, including $1.3 million of transaction cost. In addition the Trust assumed $75 million in debt. The consideration consisted of 7,490,898 trust units valued at $168.5 million and 1,407,177 exchangeable shares (exchangeable on a one-to-one basis into trust units) valued at $31.7 million.

(g)	In August, 2005 the Trust resolved the statement of claims referred to in note 15 at no cost to the Trust.

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

As a result of these write-downs, the 2004 combined depletion and ceiling test expense under U.S. GAAP was higher than depletion for Canadian GAAP by $8.0 million ($4.9 million after tax) and lower for 2003 and 2002 (2003 — $5.7 million; ($3.4 million after tax); 2002 — $3.6 million; ($2.1 million after tax)).

(b)	Financial instruments

Prior to the Trust adopting AcG-13 in 2004 for Canadian GAAP purposes, a difference existed in that under U.S. GAAP, SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments be recorded on the consolidated balance sheet as either an asset or liability measured at fair value, and requires that changes in fair value be recognized in income unless specific hedge accounting criteria are met. Hedge accounting requires that an entity formally document, designate and assess the effectiveness of derivative instruments before it can use this accounting treatment.

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

The Trust has routinely entered into commodity contracts to minimize its exposure to fluctuations in commodity prices relating to its future sales of crude oil. While such contracts meet the criteria of SFAS 133 as derivatives they are eligible for the normal purchase and sale exception under SFAS 138, “Accounting for Certain Derivative Instrument and Certain Hedging Activities — An Amendment of SFAS 133”. Contracts that meet the criteria for exception are not recognized on the balance sheet as either an asset or liability measured at fair value. The negative fair value of such contracts at December 31, 2003 was $0.7 million (2002 — $0.6 million). There were no such contracts outstanding at December 31, 2004.

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

	2003	2002

Net earnings, as reported — U.S. GAAP	$6,510	$6,748
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(737)	(110)

Pro forma net earnings	$5,773	$6,638

Earnings per unit:

Basic — as reported	$0.34	$0.37
Basic — pro forma	$0.30	$0.36

Diluted — as reported	$0.34	$0.36
Diluted — pro forma	$0.30	$0.35

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

2002

Net earnings — US GAAP
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

As at December 31, 2004, Unitholders’ Capital was reduced by $132.0 million and Non-controlling interest was reduced by $3.3 million (2003 - $32.8 million and $3.1 million, respectively) and the redemption value of the trust units and exchangeable units of $529.8 million (2003 - $261.8 million) was recorded as Mezzanine Equity. The increase in the redemption value of the trust units and exchangeable units for the year ended December 31, 2004 of $189.9 million (2003 - $225.4 million, 2002 - Nil) was recorded as a reduction in accumulated earnings.

As a result of adopting this presentation as at November 25, 2003, the date the Trust was formed, Trust Unitholders’ Capital decreased by $32.8 million, Non-controlling interest decreased by $3.5 million, Mezzanine Equity increased by $245.8 million and accumulated earnings decreased by $209.4 million.

(h)	Non-controlling interest — Exchangeable Securities Issued by Subsidiaries of Income Trusts pursuant to EIC-151

On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable to be classified as equity. The Trust’s exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the Canadian GAAP consolidated balance sheets.

Since the Enterra exchangeable shares (note 10) were not initially recorded at fair value, subsequent exchanges for Trust Units are measured at the fair value of the Trust Units issued. The amounts in excess of the carrying value of exchangeable shares are allocated to property, plant and equipment, to the extent possible, with any excess amounts being allocated to goodwill. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
This new Canadian GAAP standard creates several differences with U.S. GAAP as under U.S. GAAP the trust units and exchangeable shares are considered mezzanine equity. The adjustments made under Canadian GAAP to implement EIC-151 as detailed in note 3(d) are reversed under U.S. GAAP.

(i)	Balance sheets

The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Trust:

	2004		2003
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP.
	(restated)		(restated)	(restated)

Assets:
Current assets	$20,910	$20,910	$9,270	$9,270
Deposit on land purchase	2,400	2,400	2,015	2,015
Property and Equipment (a)(f)(h)	148,458	117,940	105,260	84,288
Goodwill (h)	49,270	29,991	37	—
Deferred financing charges	90	90	123	123

	$221,128	$171,331	$116,705	$95,696

Liabilities:
Current liabilities	$63,264	$63,264	$49,522	$49,522
Capital lease	2,580	2,580	3,386	3,386
Financial derivative liabilities (b)	—	—	—	958
Future income taxes (a) (b) (f) (h)	22,128	10,614	13,939	5,644
Asset retirement obligation (f)	14,836	14,836	2,188	2,188

	102,808	91,294	69,035	61,698

Non-controlling interest (h)	3,349	—	3,125	—

Mezzanine equity (g)	—	529,764	—	261,810

Unitholders’ equity:
Unitholder’s equity (g)	132,207	—	32,879	—
Contributed surplus	78	78	—	—
Accumulated earnings (deficit)	27,498	(404,993)	14,117	(225,361)
Accumulated distributions	(44,812)	(44,812)	(2,451)	(2,451)

	114,971	80,037	44,545	33,998

	$221,128	$171,331	$116,705	$95,696

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
(j)	Income statements

The adjustments using U.S. GAAP would result in the following changes to the consolidated statement of earnings of the Trust:

	2004	2003	2002
	(restated)	(restated)	(restated)

Net earnings under Canadian GAAP	$14,027	$5,430	$4,881
Adjustments:
Hedging gain (b)	—	(238)	(524)
Related income taxes	—	97	221
Depletion and accretions (a)(h)	(7,467)	5,676	3,583
Related income taxes	2,802	(2,312)	(1,509)
Implementation of ARO for Canadian GAAP (f)	—	(141)	141
Related income taxes	—	46	(45)
Unrealized loss on financial instruments (b)	958	(958)	—
Related income taxes	(390)	390	—
Non — controlling interest (h)	408	(332)

Net earnings before undernoted items under U.S. GAAP	10,338	7,658	6,748
Cumulative effect of change in accounting principle — FAS #143 (f)	—	(1,756)	—
Related income taxes	—	608	—

Net earnings under U.S. GAAP before change in redemption value of trust units	10,338	6,510	6,748
Change in redemption value of trust units	(189,970)	(225,424)	—

Net earnings under U.S. GAAP after change in redemption value of trust units	($179,632)	($218,914)	$6,748

Net earnings per unit/share before under noted items under US GAAP:
Basic	$0.44	$0.40	$0.37
Diluted	$0.44	$0.40	$0.36
Net earnings per unit/share relating to change in accounting principle:
Basic	—	$(0.06)	—
Diluted	—	$(0.06)	—
Net earnings per unit/share under US GAAP -before change in redemption value of trust units:
Basic	$0.44	$0.34	$0.37
Diluted	$0.44	$0.34	$0.36

Net earning (loss) per unit/share under U.S. GAAP -after change in redemption value of Trust Units:
Basic	$(7.70)	$(11.55)	$0.37
Diluted	$(7.70)	$(11.55)	$0.37

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
(k)	Additional disclosure under U.S. GAAP

As at December 31	2004	2003

Components of accounts receivable
Trade	$8,095	$8,475
Accruals	9,014	267
Allowance for doubtful accounts	(1,496)	—

	$15,613	$8,742

As at December 31	2004	2003

Components of prepaid expense
Prepaid expenses	$278	$263
Funds on deposit	240	199

	$518	$462

As at December 31	2004	2003

Components of accounts payable
Accounts payable	$3,928	$10,046
Accrued liabilities	4,642	2,162

	$8,570	$12,208

(l)	Pro forma information (unaudited)

The following unaudited pro forma summary information provides an indication of what the Trust’s results of operation might have been had the acquisition of Rocky Mountain Energy Corp. (note 5) taken place on January 1, 2004 and 2003 under both Canadian and U.S. GAAP.

	2004		2003
	(unaudited)		(unaudited)
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Revenue	$122,474	$122,474	$88,894	$88,894

Net earnings before change in redemption value of trust units and the effect of accounting changes	$10,429	$12,583	$5,092	$6,824
Cumulative effect of accounting changes	$—	$—	$—	$(1281)
Net earnings (loss)	$10,429	$(177,387)	$5,092	$(247,098)
Earnings (loss) per trust unit — basic	$0.46	$(7.08)	$0.27	$(11.63)
Earnings (loss) per trust unit — diluted	$0.46	$(7.02)	$0.25	$(11.63)

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
19.	New Accounting Pronouncements

The following standards issued by the FASB do not impact us at this time:
(a)	In December 2004, FASB issued statement 123R “Share Based Payments” that establishes the standards for the accounting for transactions in which an entity exchanges its equity for goods or services. The statement focused primarily on the accounting for transactions in which an entity obtains employee services in exchange for share-based consideration. The statement establishes a standard to account for such transactions using a fair-value-based method. The effective date for implementation of this standard would be the first interim or annual period beginning on or after June 15, 2005 for transactions entered into on or after the effective date. Management has not yet assessed the impact if any, of this standard on its consolidated financial statements.

(b)	In December 2004, SFAS issued statement No. 153 “Exchanges for Non-monetary Assets — an amendment of APB Opinion No. 29. The statement eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary exchanges that do not have commercial substance. A non-monetary exchange is defined as having commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Management does not expect this statement to have a material impact on this consolidated financial statements

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

Proved developed and undeveloped reserves — Oil (mboe)
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

Proved developed reserves — Oil
At January 1	4,457	3,239	3,131	5,149	3,952	3,734
At December 31	5,069	4,457	3,239	5,755	5,149	3,952

Proved developed and undeveloped reserves — Gas (mboe)
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

Enterra Energy Trust
Supplemental Disclosure About Oil and Gas Producing Activities (Unaudited)
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars)

	2004	2003	2002

Standardized measure of discounted future net cash flows at January 1	$90,559	$106,671	$52,377
Changes in the year resulting from:
Sales and transfers of oil and gas produced during the year, net of production costs	(60,274)	(41,679)	(15,525)
Net change in sales and transfer prices, net of production costs	7,140	(45,194)	21,167
Extensions, discoveries and other additions, net of future production and development cost	4,244	46,433	69,718
Change in estimated future development costs	488	9	(209)
Development costs incurred during the period that reduced future development costs	—	7,486	3,251
Revisions of previous quantity estimates	314	(8,106)	(2,801)
Accretion of discount	9,056	10,667	5,238
Net change in income taxes	(2,174)	30,391	(25,983)
Purchases of proved reserves in place	32,179	—	—
Sales of proved reserves in place	(412)	(18,263)	(5,810)
Change in production rates (timing) and other	—	2,144	5,248

Standardized measure of discounted future net cash flows at December 31	$81,120	$90,559	$106,671

ITEM 19. Exhibits

Number	Exhibit
2.1	Amalgamation Agreement dated May 27, 1998 between Temba Resources Ltd. and PTR Resources Ltd. pursuant to which the Registrant was amalgamated under the Business Corporations Act (Alberta) on June 30, 1998.[1]

2.2	Letter Agreement dated August 12, 1999 pursuant to which the Registrant acquired all of the issued and outstanding shares of 759795 Alberta Ltd.[2]

2.3	Notice of Intention to File a Normal Course Issuer Bid.[3]

3.1	Certificate of Amalgamation and attached Articles of Amalgamation of the Registrant dated and filed June 30, 1998.[4]

3.2	By-laws of the Registrant.[5]

3.3	Enterra Energy Trust Amended And Restated Trust Indenture.[6]

4.1	Amendment Agreement to the Trust Unit Purchase Agreement.[7]

4.2	Form of Warrant Agreement between the Registrant and the Representatives providing for the issuance of the Underwriters’ Warrants.[8]

4.3	Credit Facility Letter Agreement between the Alberta Treasury Branches and the Registrant as Borrower dated April 19, 2000.[9]

4.4	Promissory Notes dated June 5, 2000 granted by Westlinks to each of Glenn Russell, Patrick Williams Advisors, William J. Gordica, F. Jack Wright, Lawrence W. Underwood and Sapphire Capital Inc.[10]

4.5	Purchase and Sale Agreement dated April 6, 2000 between Sabre Exploration Ltd. and the Registrant.[11]

4.6	Consulting Agreement dated October 13, 2000 between Westlinks Resources Ltd. and Wells Gray Resort & Resources Ltd.[12]

4.7	Arrangement Agreement among Westlinks Resources Ltd. and 3779041 Canada Ltd. and Big Horn Resources Ltd.[13]

4.8	Note Indenture.*

4.10	Administration Agreement.*

4.13	Second Amended and Restated Agreement of Business Principles.*

4.14	Technical Services Agreement.*

4.15	Arrangement Agreement.*

4.16	Trust Unit Purchase Agreement.*

12.1	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act

13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.1	Consent from KPMG LLP

99.2	Consent from Deloitte & Touche LLP

99.3	Consent from McDaniel & Associates Consultants Ltd.

*	Previously filed.

[1]	Incorporated by reference to the Company’s Registration Statement on Form F-1, Exhibit 2.1, filed with the SEC 2000-06-21 (No. 333-39826).

[2]	Incorporated by reference to the Company’s Registration Statement on Form F-1, Exhibit 2.2, filed with the SEC 2000-06-21 (No. 333-39826).

[3]	Incorporated by reference to the Company’s Registration Statement on Form F-1, Exhibit 2.3, filed with the SEC 2000-06-21 (No. 333-39826).

[4]	Incorporated by reference to the Company’s Registration Statement on Form F-1, Exhibit 3.1, filed with the SEC 2000-06-21 (No. 333-39826).

[5]	Incorporated by reference to the Company’s Registration Statement on Form F-1, Exhibit 3.2, filed with the SEC 2000-06-21 (No. 333-39826).

[6]	Incorporated by reference to the Company’s Registration Statement on Form 8-A12G/A, filed 2003-11-28 (No. 000-32115).

[7]	Incorporated by reference to the Company’s Form 6-K dated July 15, 2005.

[8]	Incorporated by reference to the Company’s Registration Statement on Form F-1, Exhibit 4.2, filed with the SEC 2000-06-21 (No. 333-39826).

[9]	Incorporated by reference to the Company’s Registration Statement on Form F-1, Exhibit 4.3, filed with the SEC 2000-06-21 (No. 333-39826).

[10]	Incorporated by reference to the Company’s Registration Statement on Form F-1, Exhibit 4.4, filed with the SEC 2000-06-21 (No. 333-39826).

[11]	Incorporated by reference to the Company’s Registration Statement on Form F-1, Exhibit 4.5, filed with the SEC 2000-06-21 (No. 333-39826).

[12]	Incorporated by reference to the Company’s Registration Statement on Form F-1/A, Exhibit 4.6, filed with the SEC 2000-12-01 (No. 333-39826)

[13]	Incorporated by reference to the Company’s Annual Report on Form 20-F, Exhibit 1, filed with the SEC on 2001-06-18 (No. 000-32115).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: November 7, 2005
Enterra Energy Trust

/s/ E. Keith Conrad
E. Keith Conrad President and Chief Executive Officer (Duly Authorized Signing Officer)