Form 40-F/A
ENTERRA ENERGY TRUST
filed 2006-08-29
CIK 1116377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
FORM 40-F/A

[Check one]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number 001-32744
ENTERRA ENERGY TRUST (Exact name of Registrant as specified in its charter)
Alberta (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification Number (if applicable))
Suite 2600, 500 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 2V6 (403) 263-0262 (Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class Trust Unites, no par value	Name of each exchange on which registered New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

X Annual information form

 Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 36,504,416 Trust Units, no par value.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes

No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X

No

Explanatory Note: This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 40-F filed on March 31, 2006 (File No. 001-32744) (the “Original 40-F”) of Enterra Energy Trust (the “Registrant”) for the fiscal year ended December 31, 2005, is being filed for the purpose of providing certain revised information contained in the Registrant’s Revised Annual Information Form (the “Revised AIF”) filed on June 27, 2006 with the applicable securities regulatory authorities in Canada.  The Revised AIF was prepared at the request of the Alberta Securities Commission to revise certain information related to our undeveloped reserves and reserves reconciliation, to show costs incurred on capital assets separately between the United States and Canada, and to provide a well count by province and state. The additional and amended information can be found on pages 16, 19, 22-23, and 27-28 of the Revised AIF ..

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Original 40-F or reflect any events that have occurred after the Original Filing was filed.  The filing of this Amendment shall not be deemed an admission that the Original 40-F, when made, included any known untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Amendment and the Exhibits included herein contain forward-looking statements concerning the Registrant’s plans for drilling, exploration and development, business strategy and plans and objectives of management for future operations. Other forward-looking statements relate to the Registrant’s future financial position, estimated amounts and timing of capital expenditures, royalty rates and exchange fees relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends” “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements.”

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

 Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

·	The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;
·	market demand;
·	risks and uncertainties involving geology of oil and gas deposits;
·	uncertainty of capital costs, operating costs, production and economic returns;
·	the uncertainty of reserve estimates and reserves life;
·	the uncertainty of estimates and projections relating to production, costs and expenses;
·	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
·	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
·	health, safety and environmental risks;
·	uncertainties as to the availability and cost of financing;
·	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
·	the Registrant’s ability to attract and retain qualified management; and
·	commodity price fluctuations.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in the Amendment are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.2256 on June 30, 2005 and was U.S.$1.00 = CDN$1.1150 on June 30, 2006.

ANNUAL INFORMATION FORM

The Registrant’s Revised Annual Information Form for the fiscal year ended December 31, 2005 is included herein as Exhibit 1.

 AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

 Audited Annual Financial Statements

Audited financial statements, including the report of the auditors with respect thereto, are incorporated by reference to the Registrant’s Original Form 40-F, filed with the Commission on March 31, 2006 (File No. 001-32744). The Registrant’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from United States GAAP, and is subject to Canadian auditing and auditor independence standards, and therefore may not be comparable to financial statements of United States companies. For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 22 - Differences Between Canadian and United States Generally Accepted Accounting Principles, of the notes to the financial statements.

 Management’s Discussion and Analysis

 Management’s discussion and analysis is incorporated by reference to the Registrant’s Original Form 40-F, filed with the Commission on March 31, 2006 (File No. 001-32744).

40-F/A -2

Tax Matters

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Amendment.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Amendment, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the 1934 Act. Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Amendment, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decision regarding required disclosure.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Amendment, no changes occurred in the Registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the end of the period covered by the annual report, the following individuals comprised the entire membership of the Registrant’s Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

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

CORPORATE GOVERNANCE LISTING STANDARDS

The Registrant’s corporate governance practices are subject to guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the "CSA Rules"). The Trust satisfies all of the NYSE corporate governance listing standards applicable to non-U.S. companies and complies in many respects with the NYSE corporate governance listing standards applicable to U.S. companies.

With respect to the NYSE corporate governance listing standards, the Registrant’s corporate governance practices differ in only a number of respects from those applicable to U.S. companies. First, the NYSE listing standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. Equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued based on a fixed percentage of the issuer's outstanding securities and must also be approved by shareholders every three years. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders. Secondly, the NYSE listing standards require that any waivers of a company's code of business conduct and ethics for directors or executive officers be promptly disclosed. The Registrant complies with the requirements of the CSA Rules which specify that material departures from the Policy on Business Conduct and Ethics by a director or executive officer which constitute a material change to the Registrant will be promptly disclosed to shareholders. Third, the NYSE listing standards require that the Audit Committee charter specify that the Audit Committee assist the Board of Directors in its oversight of the Registrant’s compliance with legal and regulatory requirements. The Registrant’s Board oversees the Registrant’s compliance with legal and regulatory requirements. Each of the Board committees assists the Board in its oversight of the Trust's compliance with legal and regulatory requirements in each of their areas of responsibility. Fourth, the NYSE listing standards require that the corporate governance committee be comprised solely of independent directors. Keith Conrad, our Chief Executive Officer, is a member of that committee. Finally, the NYSE listing standards require that non-management directors meet at regularly scheduled executive sessions without management. Our non-management directors do not have such regularly scheduled executive sessions without management.

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

40-F/A -3

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

The table setting forth the Registrant’s fees paid to its independent auditor, KPMG LLP for the years ended December 31, 2005 and December 31, 2004 are set forth below:

	Years ended December 31
	2005	2004
Audit:	$410,560	$309,116
Audit Related:	$316,992	$5,000
Tax	$40,500	$12,500
All Other Fees	$-	$-
Total	$768,052	$326,616

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

For information regarding the Audit Committee’s pre-approval procedures and policies, see “Audit Committee” in the Registrant’s Revised Annual Information Form filed as Exhibit 1 to this Amendment.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any off-balance sheet arrangements other than operating leases.

40-F/A -4

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2005 information with respect to the Registrant’s known contractual obligations.

	Payments due by period (in 000’s)
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 - 5 years	More than 5 years
Short-Term Debt Obligations	$ 99,521	$ 99,521	$ -	$ -	$ -
Interest on above debt	5,011	5,011	-	-	-
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	2,864	1,065	1,799	-	-
Operating Lease Obligations	5,654	1,160	2,140	2,257	97
Purchase Obligations
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under Canadian GAAP	24,323	-	-	-	24,323
Total	$ 137,373	$ 106,757	$ 3,939	$ 2,257	$ 24,420

For additional information related to the Registrant’s contractual obligations and commitments see Note 17 in the Registrant’s annual financial statements.

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

40-F/A -5

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERRA ENERGY CORP., AS ADMINISTRATOR OF ENTERRA ENERGY TRUST
Date: August 2 8 , 2006	By:	/s/ Keith Conrad Keith Conrad President and Chief Executive Officer

40-F/A -6

EXHIBIT INDEX

 The following exhibits have been filed as part of the Amendment No. 1 to Annual Report on Form 40-F:

Exhibit	Description
Annual Information
1	Revised Annual Information Form of the Registrant for fiscal year ended December 31, 2005
2*	Audited consolidated financial statements of the Registrant and notes thereto for the years ended December 31, 2005, 2004 and 2003, together with the report of the auditors
3*	Management’s Discussion and Analysis for the year ended December 31, 2005
Certifications
31.1	Certifications by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certifications by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.1	Consent of KPMG LLP
99.2	Consent of McDaniel & Associates Consultants Ltd.
99.3	Consent of Sproule Associates Inc.

*

Incorporated by reference to the Registrant’s Annual Report on Form 40-F, filed with the Commission on March 31, 2006 (File No. 001-32744).

40-F/A -7