Form 40-F
ENTERRA ENERGY TRUST
filed 2007-04-03
CIK 1116377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number 001-32744
ENTERRA ENERGY TRUST (Exact name of Registrant as specified in its charter)
Alberta (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification Number (if applicable))
Suite 2700, 500 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 2V6 (403) 263-0262 (Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
2610, 520 Pike Street
Seattle, Washington 98101
(206) 622-4511
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Trust Units	New York Stock Exchange
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

At December 31, 2006, 56,097,875 trust units were issued and outstanding.

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

Yes

No

The documents forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
F-10	333-129601
S-8	333-120996
F-3	333-113609
F-3	333-115318

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report, documents incorporated herein by reference, and other reports and filings made by the Registrant contain forward-looking statements.  These forward-looking statements relate to the Registrant’s plans for drilling, exploration and development, business strategy and plans and objectives of management for future operations, and the Registrant’s future financial position, estimated amounts and timing of capital expenditures, royalty rates and exchange fees relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends” “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

 Statements concerning oil and gas reserves contained in this annual report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

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

Other sections of this annual report may include additional factors that could adversely affect the Registrant’s business and financial performance. Moreover, the Registrant operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all risk factors, or assess the impact of all factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are expressed in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as reported by the Bank of Canada, was U.S.$1.00 = CDN$1.1698 on March 28, 2006 and was U.S.$1.00 = CDN$1.1580 on March 28, 2007.

ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the year ended December 31, 2006 is included herein as Exhibit 1.

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A.

Audited Consolidated Annual Financial Statements

For audited consolidated annual financial statements, including the report of independent chartered accountants with respect thereto, see the Audited Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal years ended December 31, 2006 and 2005 included herein as Exhibit 2. The Registrant’s financial statements have been reconciled to United States generally accepted accounting principles (“US GAAP”) as required by Form 40-F under the United States Securities Exchange Act, as amended (the “Exchange Act”) see Note 23 - Differences Between Canadian and United States Generally Accepted Accounting Principles of such Audited Consolidated Financial Statements.

B.

Management’s Discussion and Analysis

For management’s discussion and analysis, see Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2006 included herein as Exhibit 3.

C.

Tax Matters

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, the Registrant carried out an evaluation, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Registrant’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this annual report, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decision regarding required disclosure.

It should be noted that while the CEO and CFO believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting is included herein as Exhibit 4.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the administrator of the Registrant (the “Board”) has determined that it has at least one audit committee financial expert serving on its Audit Committee. Mr. R.H. Joe Vidal has been designated an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations or liability on that person that are greater than those imposed on members of an audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics entitled “Code of Business Conduct” which applies to all directors, officers, employees and consultants. It is available on the Registrant’s web site at www.enterraenergy.com and in print to any unitholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the individuals covered by it, will be posted on the Registrant’s web site, submitted on Form 6-K and provided in print to any unitholder who requests them.

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

Fees payable to the Registrant’s independent auditor, KPMG LLP for the years ended December 31, 2006 and December 31, 2005 totalled $1,014,368 and $768,052, respectively, as detailed in the following table.

	Years ended December 31
	2006	2005
Audit:	$479,940	$410,560
Audit Related:	$384,060	$316,992
Tax	$-	$40,500
All Other Fees	$150,368	$-
Total	$1,014,368	$768,052

“Audit Fees” are the aggregate fees billed by KPMG LLP for the audit of the Registrant’s annual consolidated financial statements and reviews of the Registrant's interim consolidated financial statements.

“Audit-Related Fees” are fees charged by KPMG LLP in conjunction with statutory and regulatory filings such as prospectus and information circulars.

“Tax Fees” are fees for professional services rendered by KPMG LLP for reviews of tax statements regarding distributions.

“All Other Fees” for the 2006 fiscal year are fees charged for advisory related to compliance with section 404 of the U.S. Sarbanes-Oxley Act and French translation of financial statements and other information.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

For information regarding the Audit Committee’s pre-approval procedures and policies, see “Audit Committee” in the Registrant’s Annual Information Form included in this report as Exhibit 1.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any off-balance sheet arrangements other than operating leases.

TABULAR DISCLOSURE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2006 information with respect to the Registrant’s known contractual obligations.

	Payments due by period (in 000’s)
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 - 5 years	More than 5 years
Short-Term Debt Obligations(1)	$188,154	$40,000	$147,797	-	$357
Interest on above debt	20,555	12,019	8,422	-	114
Long-Term Debt Obligations	80,331	-	-	80,331	-
Interest on Long-term debt	32,132	6,426	19,279	6,427	-
Capital (Finance) Lease Obligations	1,702	1,702	-	-	-
Operating Lease Obligations	6,848	1,162	2,173	2,342	1,171
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under Canadian GAAP	28,447	2,000	-	-	26,447
Total	$358,169	$63,309	$177,671	$89,100	$28,089

(1)

$147,797 of the bank debt is assumed to be repaid on November 20, 2008

For additional information related to the Registrant’s contractual obligations and commitments see Note 17 in the Registrant’s Audited Consolidated Financial Statements included in this report as Exhibit 2.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing audit committee. The members of the audit committee are:

Mr. R.H. Joe Vidal (Chair)

Mr. Norman W.G. Wallace

Mr. Peter Carpenter

CORPORATE GOVERNANCE LISTING STANDARDS

The Registrant’s corporate governance practices are subject to guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the "CSA Rules"). The Registrant satisfies all of the NYSE corporate governance listing standards applicable to non-U.S. companies.   According to Section 303A.11 of the Listed Company Manual, listed foreign private issuers must disclose any significant ways in which their governance practices differ from those followed by domestic companies under NYSE listing standards.

Approval of Equity Compensation Plans

Section 303A.08 of the NYSE Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans.  The definition of “equity compensation plans” covers plans that provide for the delivery of newly issued and treasury securities as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employees and directors.  The TSX rules provide that only the creation of or material amendments to equity compensation plans, which provide for new issuances of securities are subject to shareholder approval.  The Registrant follows the TSX rules with respect to the requirements for unitholder approval of equity compensation plans and material revisions to such plans.

Corporate Governance Guidelines

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines and make these and the charters of its most important committees available on its website.  The Registrant has adopted corporate governance guidelines that comply in many respects with those set out in Section 303A.09, however the guidelines and charters of its most important committees are not yet available on the Registrant’s website.  Any unitholder may request a copy of these documents by contacting the Registrant at info@enterraenergy.com.

Internal Audit Function

Section 303A.07(d) of the NYSE’s Listed Company Manual requires a listed company to have an internal audit.  The Registrant does not currently have such a function.

INDEPENDENCE STANDARDS

The Board is responsible for determining whether or not each director is independent.  In making this determination, the Board has adopted the definition of “independence” as set out in Section 1.4 of Multilateral Instrument 52-110 Audit Committees (“MI-51-110”).  In applying this definition, the Board considers all relationships of the directors with Enterra, including business, family and other relationships.  The Board also determines whether each member of the Audit Committee is independent pursuant to Sections 1.4 and 1.5 of MI 52-110 and Rule 10A-3 of the Exchange Act.  The Board has not formally adopted the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual.

DISCLOSURE OF RESERVES DATA

As a Canadian issuer, the Registrant is required under Canadian law to comply with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101") issued by the Canadian Securities Administrators, in all of its reserves related disclosures.

In the United States however, registrants, including foreign private issuers like the Registrant, are generally required to disclose proved reserves using the standards contained in the Securities and Exchange Commission Regulation S-X. Under certain circumstances, applicable U.S. law permits the Registrant to comply with Canadian law if the requirements vary.  The primary difference between the two standards is the additional requirement under NI 51-101 to disclose both proved and proved plus probable reserves as well as related future net revenues using forecast prices and costs.  Another difference lies in the definition of proved reserves.  As discussed in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook"), the standards which NI 51-101 employs, the difference in estimated proved reserves based on constant pricing and costs between the two standards is not material.

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

 Consent to Service of Process

Concurrently with the filing of this annual report on Form 40-F, the Registrant filed an Amendment No. 1 to Appointment of Agent for Service of Process and Undertaking on Form F-X/A signed by the Registrant and its agent for service of process on March 30, 2007 with respect to the class of securities in relation to which the obligation to file this Form 40-F arises, which Form F-X/A is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this to annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERRA ENERGY CORP., AS ADMINISTRATOR OF ENTERRA ENERGY TRUST
Date: March 30, 2007	By:	/s/ Keith Conrad Keith Conrad President and Chief Executive Officer

EXHIBIT INDEX

 The following documents have been filed as part of this annual report on Form 40-F:

Exhibit No.	Description
Annual Information
1.	Annual Information Form of the Registrant for fiscal year ended December 31, 2006
2.

Audited Consolidated Financial Statements of the Registrant and notes thereto for the years ended December 31, 2006, 2005 and 2004, including reconciliation to US GAAP (Note 23) and the auditors report thereon (filed with the Securities and Exchange Commission as part of a Form 6-K report on March 26, 2007 and incorporated herein by reference)

3.

Management’s Discussion and Analysis for the year ended December 31, 2006  (filed with the Securities and Exchange Commission as part of a Form 6-K report on April 2, 2007 and incorporated herein by reference)

4.	Management’s Report on Internal Control over Financial Reporting
Certifications
31.1	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.1	Consent of KPMG LLP
99.2	Consent of McDaniel & Associates Consultants Ltd.
99.3	Consent of MHA Petroleum Consultants
99.4	Consent of Haas Petroleum Engineering Services, Inc.