Form 40-F/A
ENTERRA ENERGY TRUST
filed 2007-04-20
CIK 1116377

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

X  Audited annual financial statements

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

Yes  X

No

The documents forming part of this amendment no. 1 to the annual report on Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
F-10	333-129601
S-8	333-120996
F-3	333-113609
F-3	333-115318

Introductory Note: This amendment no. 1 (this “Amendment”)  to the annual report on Form 40-F filed on April 3, 2006 (File No. 001-32744) (the “Original Form 40-F”) of Enterra Energy Trust (the “Registrant”) for the fiscal year ended December 31, 2006, is being filed for the purpose of correcting two EDGAR conversion problems, the first being that certain check boxes on the face page of the Original Form 40-F displayed as unchecked in the version appearing on EDGAR and the second being the inclusion of a chart at p. 8 of the Annual Information Form that failed to display in the version appearing on EDGAR.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any item of the Original Form 40-F or reflect any events that have occurred after the Original Form 40-F was filed.  The filing of this Amendment shall not be deemed an admission that the Original Form 40-F, when made, included any known untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Amendment and the documents incorporated herein by reference, and other reports and filings made by the Registrant contain forward-looking statements.  These forward-looking statements relate to the Registrant’s plans for drilling, exploration and development, business strategy and plans and objectives of management for future operations, and the Registrant’s future financial position, estimated amounts and timing of capital expenditures, royalty rates and exchange fees relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends” “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

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

ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the year ended December 31, 2006 is included here as Exhibit 1.

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A.

Audited Consolidated Annual Financial Statements

For audited consolidated annual financial statements, including the report of independent chartered accountants with respect thereto, see the Audited Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal years ended December 31, 2006 and 2005 incorporated by reference to Exhibit 2 of the Registrant’s Original Form 40-F, filed with the Commission on April 3, 2007 (File No. 001-32744). The Registrant’s financial statements have been reconciled to United States generally accepted accounting principles (“US GAAP”) as required by Form 40-F under the United States Securities Exchange Act, as amended (the “Exchange Act”) see Note 23 - Differences Between Canadian and United States Generally Accepted Accounting Principles of such Audited Consolidated Financial Statements.

B.

Management’s Discussion and Analysis

For management’s discussion and analysis, see Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2006 incorporated by reference to Exhibit 3 of the Registrant’s Original Form 40-F, filed with the Commission on April 3, 2007 (File No. 001-32744).

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting is incorporated by reference to Exhibit 4 of the Registrant’s Original Form 40-F, filed with the Commission on April 3, 2007 (File No. 001-32744).

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

 Consent to Service of Process

Concurrently with the filing of the Original Form 40-F, the Registrant filed an Amendment No. 1 to Appointment of Agent for Service of Process and Undertaking on Form F-X/A signed by the Registrant and its agent for service of process on March 30, 2007 with respect to the class of securities in relation to which the obligation to file this Form 40-F arises, which Form F-X/A is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this to annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERRA ENERGY CORP., AS ADMINISTRATOR OF ENTERRA ENERGY TRUST
Date: April 19, 2007	By:	/s/ Keith Conrad Keith Conrad President and Chief Executive Officer

EXHIBIT INDEX

 The following documents have been filed as part of this annual report on Form 40-F:

Exhibit No.	Description
Annual Information
1.	Annual Information Form of the Registrant for fiscal year ended December 31, 2006
2.*

Audited Consolidated Financial Statements of the Registrant and notes thereto for the years ended December 31, 2006, 2005 and 2004, including reconciliation to US GAAP (Note 23) and the auditors report thereon (filed with the Securities and Exchange Commission as part of a Form 6-K report on March 26, 2007 and incorporated herein by reference)

3.*

Management’s Discussion and Analysis for the year ended December 31, 2006  (filed with the Securities and Exchange Commission as part of a Form 6-K report on April 2, 2007 and incorporated herein by reference)

4.*	Management’s Report on Internal Control over Financial Reporting
Certifications
31.1	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.1	Consent of KPMG LLP
99.2	Consent of McDaniel & Associates Consultants Ltd.
99.3	Consent of MHA Petroleum Consultants
99.4	Consent of Haas Petroleum Engineering Services, Inc.

*

Incorporated by reference to the Registrant’s Annual Report on Form 40-F, filed with the Commission on April 3, 2007 (File No. 001-32744).