Form 40-F
ENTERRA ENERGY TRUST
filed 2008-04-01
CIK 1116377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 001-32744
ENTERRA ENERGY TRUST (Exact name of Registrant as specified in its charter)
Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	None (I.R.S. Employer Identification Number (if applicable))
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

There were 61,435,895 trust units issued and outstanding as of December 31, 2007.

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

Yes X

No

The documents forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-120996
F-3	333-113609
F-3	333-115318

DISCLOSURE CONTROLS AND PROCEDURES

For information on disclosure controls and procedures, see the section entitled “Disclosure Controls and Procedures” contained in the Management’s Discussion and Analysis of Enterra Energy Trust (“Enterra”) for the fiscal year ended December 31, 2007, filed as part of this annual report.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

For information on management's annual report on internal control over financial reporting, see:

(a)

"Management’s Report" included in Enterra’s Audited Consolidated Financial Statements, filed as part of this annual report; and

(b)

the section entitled "Management’s Report on Internal Controls over Financial Reporting" under the heading "Management’s Evaluation of Disclosure Controls and Procedures" in Enterra’s Management's Discussion and Analysis for the fiscal year ended December 31, 2007, filed as part of this annual report.

KPMG LLP, a registered public accounting and Enterra’s independent auditors, has issued an attestation report on management’s assessment of Enterra’s internal control over financial reporting. This report is included in the “Report of Independent Registered Public Accounting Firm” that accompanies Enterra’s Audited Consolidated Financial Statements, filed as part of this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included in the section entitled “Changes to Internal Controls and Procedures for Financial Reporting” contained in Enterra’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, filed as part of this annual report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report, documents incorporated herein by reference, and other reports and filings made by Enterra contain forward-looking statements.  All statements other than statements of historical facts contained in this annual report, including statements regarding the future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to Enterra, are intended to identify forward-looking statements.  Enterra has based these forward-looking statements on the current expectations and projections about future events and financial trends that the management of Enterra believes may affect Enterra’s financial condition, results of operations, business strategy and financial needs.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions as described elsewhere in this document.

Other sections of this annual report may include additional factors that could adversely affect the business and financial performance.  Moreover, Enterra operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can Enterra assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Enterra undertakes no obligation, except as required by securities law, to update publicly or revise any forward-looking statements.  You should not rely upon forward-looking statements as predictions of future events or performance.  Enterra cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although management of Enterra believes that the expectations reflected in the forward-looking statements are reasonable, Enterra cannot guarantee future results, levels of activity, performance or achievements.

Enterra continues to evolve and document its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.  Financial and operating results incorporate certain estimates including:

(a)

estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

(b)

estimated capital expenditures on projects that are in progress;

(c)

estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves, which Enterra expects to recover in the future;

(d)

estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

(e)

estimated future recoverable value of property, plant and equipment and goodwill; and

(f)

estimated fair value of derivatives and investments.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are expressed in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as reported by the Bank of Canada, was US$1.00 to Cdn$1.0147 on March 27, 2008 and was US$1.00 to Cdn$1.1698 on March 28, 2006.

CODE OF ETHICS

Enterra has adopted a code of ethics entitled “Code of Business Conduct” which applies to all directors, officers, employees and consultants. It is available on Enterra’s website at www.enterraenergy.com and in print to any unitholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the individuals covered by it, will be posted on Enterra’s website, submitted on Form 6-K and provided in print to any unitholder who requests them.

OFF-BALANCE SHEET ARRANGEMENTS

Enterra has not entered into any off-balance sheet arrangements other than operating leases.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in the section entitled “Contractual Obligations” contained in Enterra’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, filed as part of this annual report.

ADDITIONAL DISCLOSURE

Certain disclosure regarding Enterra’s corporate governance practices, disclosure of Enterra’s principal accountant fees and services and disclosure of pre-approved policies and procedures, is included in pages 70 through 79 of the Annual Information Form filed as part of this annual report.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing audit committee. The members of the audit committee are:  Vick Dusik, Roger Giovanetto, and Michael Doyle.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Enterra’s administrator (the “Board”) has determined that it has at least one audit committee financial expert serving on its Audit Committee.  Mr. Vick Dusik has been designated an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to Enterra.  The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations or liability on that person that are greater than those imposed on members of an audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CORPORATE GOVERNANCE LISTING STANDARDS

Enterra’s corporate governance practices are subject to guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the "CSA Rules"). Enterra satisfies all of the NYSE corporate governance listing standards applicable to non-U.S. companies.   According to Section 303A.11 of the Listed Company Manual, listed foreign private issuers must disclose any significant ways in which their governance practices differ from those followed by domestic companies under NYSE listing standards.

Approval of Equity Compensation Plans

Section 303A.08 of the NYSE Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans.  The definition of “equity compensation plans” covers plans that provide for the delivery of newly issued and treasury securities as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employees and directors.  The TSX rules provide that only the creation of or material amendments to equity compensation plans, which provide for new issuances of securities, are subject to shareholder approval.  Enterra follows the TSX rules with respect to the requirements for unitholder approval of equity compensation plans and material revisions to such plans.

Corporate Governance Guidelines

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines and make these and the charters of its most important committees available on its website.  Enterra has adopted corporate governance guidelines that comply in many respects with those set out in Section 303A.09; however the guidelines and charters of its most important committees are not yet available on Enterra’s website.  Any unitholder may request a copy of these documents by contacting Enterra at info@enterraenergy.com.

Internal Audit Function

Section 303A.07(d) of the NYSE’s Listed Company Manual requires a listed company to have an internal audit.  Enterra does not currently have such a function.

INDEPENDENCE STANDARDS

The Board is responsible for determining whether or not each director is independent.  In making this determination, the Board has adopted the definition of “independence” as set out in Section 1.4 of Multilateral Instrument 52-110 Audit Committees (“MI 51-110”).  In applying this definition, the Board considers all relationships of the directors with Enterra, including business, family and other relationships.  The Board also determines whether each member of the Audit Committee is independent pursuant to Sections 1.4 and 1.5 of MI 52-110 and Rule 10A-3 of the Exchange Act.  The Board has not formally adopted the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual.

DISCLOSURE OF RESERVES DATA

As a Canadian issuer, Enterra is required under Canadian law to comply with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101") issued by the Canadian Securities Administrators, in all of its reserves related disclosures.

In the United States however, registrants, including foreign private issuers like Enterra, are generally required to disclose proved reserves using the standards contained in the Securities and Exchange Commission Regulation S-X. Under certain circumstances, applicable U.S. law permits Enterra to comply with Canadian law if the requirements vary.  The primary difference between the two standards is the additional requirement under NI 51-101 to disclose both proved and proved plus probable reserves as well as related future net revenues using forecast prices and costs.  Another difference lies in the definition of proved reserves.  As discussed in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook"), the standards which NI 51-101 employs, the difference in estimated proved reserves based on constant pricing and costs between the two standards is not material.

UNDERTAKING

Undertaking

Enterra undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Enterra certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this to annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 31, 2008

Enterra Energy Trust,

by its administrator, Enterra Energy Corp.

Signed “Peter Carpenter”

Peter Carpenter, Chairman and Acting CEO

Signed “Blaine Boerchers”

Blaine Boerchers, Chief Financial Officer

EXHIBIT INDEX

 The following documents have been filed as part of this annual report on Form 40-F:

Exhibit No.	Description
Annual Information
99.1	Enterra Energy Trust Annual Information Form for the year ended December 31, 2007.
99.2	Management’s Discussion and Analysis for year ended December 31, 2007.
99.3	Audited Consolidated Financial Statements of Enterra Energy Trust, including Management’s Report, the Auditors’ Reports.
99.4	Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences.
99.5

Reconciliation to Accounting Principles Generally Accepted in the United States of the Consolidated Financial Statements as at and for the years ended December 31, 2007 and 2006, including the Auditors’ Report thereon.

Certifications
99.6	Certification of the Acting Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of the Acting Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
99.9	Certification of the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
Consents
99.10	Consent of KPMG LLP Chartered Accountants
99.11	Consent of McDaniel & Associates Consultants Ltd.
99.12	Consent of Haas Petroleum Engineering Services, Inc.
99.13	Consent of MHA Petroleum Consultants, Inc.