Form 40-F/A
ENTERRA ENERGY TRUST
filed 2008-04-16
CIK 1116377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

FORM 40-F/A

□

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

Yes □

No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X

No □

The documents forming part of this amendment no. 1 to the annual report on Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-120996
F-3	333-113609
F-3	333-115318

Introductory Note: This amendment no. 1 (this “Amendment”)  to the annual report on Form 40-F filed on March 27, 2008 (File No. 001-32744) (the “Original Form 40-F”) of Enterra Energy Trust (the “Registrant”) for the fiscal year ended December 31, 2007, is being filed for the purpose of correcting two issues, the first being the omission of the auditors signature in the original filing of the financial statements and the second being the inclusion of the G.A.A.P. document in the financial statements which was also filed as an attachment.

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

Dated:  April 15, 2008

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