Form 40-F
period 2009-12-31
ENTERRA ENERGY TRUST
filed 2010-03-29
CIK 1116377

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

             REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

X	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission File Number 000-32115
ENTERRA ENERGY TRUST (Exact name of Registrant as specified in its charter)
Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	N/A (I.R.S. Employer Identification Number (if applicable))
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

There were 65,102,689 trust units issued and outstanding as of December 31, 2009.

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

X  Yes                                         No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

      Yes                                    No

This report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement on Form F-10 (File No. 333-151538) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

The following documents have been filed as part of this Annual Report on Form 40-F:

Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2009

Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2009; and

Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2009.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.7, 99.8, 99.9 and 99.10.

Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure Controls and Procedures” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, see Exhibit 99.2.

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the section entitled “Internal Control Over Financial Reporting” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, see Exhibit 99.2.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Auditors’ Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2009, see Exhibit 99.3.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2009, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing audit committee. The members of the audit committee are:  Victor Dusik, Roger Giovanetto, and Michael Doyle.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Enterra’s administrator (the “Board”) has determined that it has at least one audit committee financial expert serving on its Audit Committee.  Mr. Victor Dusik has been designated an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to Enterra.  The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations or liability on that person that are greater than those imposed on members of an audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

ADDITIONAL DISCLOSURE

Certain disclosure regarding the corporate governance practices and code of ethics of the Registrant can be found at the Registrant’s website www.enterraenergy.com under Corporate Governance.  Disclosures regarding the Registrant’s principal accountant fees and services, pre-approval policies and procedures are included in Exhibit 99.1 Annual Information Form.  Disclosure regarding the Registrant’s contractual obligations is included in Exhibit 99.2 Management’s Discussion and Analysis.  The Registrant has no off-balance sheet arrangement that have or reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

UNDERTAKING

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

CONSENT TO SERVICE OF PROCESS

Form F-X signed by the Registrant and its agent for service of process has been filed with the Commission together with Form F-10 (333-151538) in connection with its securities registered on such form.  Any changes to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Enterra certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this to annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 29, 2010

Enterra Energy Trust,
by its administrator, Enterra Energy Corp.

Signed “Don Klapko”
Don Klapko, President and CEO

Signed “Blaine Boerchers”
Blaine Boerchers, Chief Financial Officer

EXHIBIT INDEX

 The following documents have been filed as part of this annual report on Form 40-F:

Exhibit No.	Description
Annual Information
99.1	Enterra Energy Trust Annual Information Form for the year ended December 31, 2009.
99.2	Management’s Discussion and Analysis for year ended December 31, 2009.
99.3	Audited Consolidated Financial Statements of Enterra Energy Trust, including Management’s Report, the Auditors’ Reports.
99.4
Reconciliation to Accounting Principles Generally Accepted in the United States of the Consolidated Financial Statements as at and for the years ended December 31, 2009 and 2008, including the Auditors’ Report thereon

Certifications
99.5	Certification of the Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
99.8	Certification of the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
Consents
99.9	Consent of KPMG LLP Chartered Accountants
99.10	Consent of McDaniel & Associates Consultants Ltd.
99.11	Consent of Haas Petroleum Engineering Services, Inc.